Exhibit 99.2

STATSChipPAC

Annual Report

2007

Shaping Solutions

Leading Through Innovation

STATSChipPAC

Corporate Profile
STATS ChipPAC Ltd. (“STATS ChipPAC” or “the Company” — SGX-ST: STATSChP) is a leading service provider of semiconductor packaging design, bump, probe, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC provides fully integrated, multi-site, end-to-end packaging and testing solutions that bring products to the market faster.
Our customers are some of the largest semiconductor companies in the world. STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications including communications, consumer and computing.
With advanced process technology capabilities and a global manufacturing presence spanning Singapore, South Korea, China, Malaysia, Thailand and Taiwan, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company’s customer support offices are centered in the United States (California’s Silicon Valley, Arizona, Texas, Massachusetts, Colorado and North Carolina). Our offices outside the United States are located in South Korea, Singapore, China, Malaysia, Thailand, Taiwan, Japan, the Netherlands and United Kingdom. STATS ChipPAC’s facilities include those of its subsidiary, STATS ChipPAC Taiwan Semiconductor Corporation (formerly known as Winstek Semiconductor Corporation), in Hsin-Chu District, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together with our research and development centers in South Korea, Singapore, Malaysia, China, Taiwan and the United States as well as test facilities in the United States, this forms a global network providing dedicated test engineering development and product engineering support for customers from design to volume production.
STATS ChipPAC is listed on the Singapore Exchange Securities Trading Limited (SGX-ST). Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this Annual Report 2007 (the “Annual Report”).
Forward Looking Statements
Certain of the statements in this Annual Report are forward-looking statements that are based on management’s current views and assumptions and involve a number of risks and uncertainties which could cause actual results to differ materially from those described in this Annual Report. Factors that could cause actual results to differ include, but are not limited to, general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; our reliance on a small group of principal customers; our continued success in technological innovations; pricing pressures, including declines in average selling prices; availability of financing; prevailing market conditions; our ability to meet the applicable requirements for the termination of registration under the Exchange Act; our ability to meet specific conditions imposed for the continued listing or delisting of our ordinary shares on the SGX-ST; our substantial level of indebtedness; potential impairment charges; delays in acquiring or installing new equipment; adverse tax and other financial consequences if the South Korean taxing authorities do not agree with our interpretation of the applicable tax laws; our ability to develop and protect our intellectual property; rescheduling or canceling of customer orders; changes in our product mix; intellectual property rights disputes and litigation; our capacity utilization; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; majority ownership by Temasek Holdings (Private) Limited (“Temasek”) that may result in conflicting interests with Temasek and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; labor union problems in South Korea; uncertainties of conducting business in China; natural calamities and disasters, including outbreaks of epidemics and communicable diseases; and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated March 7, 2008. You should not unduly rely on such statements. We do not intend, and do not assume any obligation, to update any forward-looking statements to reflect subsequent events or circumstances.

Annual Report 2007 1

Financial Highlights

Revenue (in US$ million)

2007
1,652
2006
1,617
2005
1,157

Gross Margin

2007
19.5%
2006
20.2%
2005
16.4%

Net Income (Loss) (in US$ million)

2007
94
2006
77
(26)
2005

Operating Expenses / Revenue

2007
9.8%
2006
10.6%
2005
14.1%

Capital Expenditure / Revenue

2007
16.3%
2006
21.6%
2005
24.0%

2007 Revenue Breakdown

By Product Line

18.4%
25.3%
56.3%
Packaging - laminate
Packaging - leaded
Test and other services

By End User Market

15.5%
32.0%
52.5%
Communications
Personal computers
Consumer & other applications

By Region

3.0%
22.3%
74.7%
United States of America
Europe
Asia

2 STATS ChipPAC

Global Footprint

STATS ChipPAC's established presence spans the globe with facilities in the world's most strategic semiconductor markets.

Corporate Headquarters
Ang Mo Kio, Singapore

Manufacturing Facilities
Yishun, Singapore
Icheon, South Korea
Qing Pu (Shanghai), China
Kuala Lumpur, Malaysia
Pathumthani, Thailand
Hsin-Chu Hsien, Taiwan
Song Jiang (Shanghai), China
Milpitas, California
San Diego, California

Research & Development Centers
Yishun, Singapore
Woodlands, Singapore
Icheon, South Korea
Qing Pu (Shanghai), China
Hsin-Chu Hsien, Taiwan
Tempe, Arizona

Design & Characterization Centers
Yishun, Singapore
Icheon, South Korea
Tempe, Arizona

Test Incubation Centers
San Diego, California
Milpitas, California

Customer Support Offices
Tempe, Arizona
San Diego, California
Fremont, California
Irvine, California
Milpitas, California
Southborough, Massachusetts
Cary, North Carolina
Austin, Texas
Dallas, Texas
Ang Mo Kio, Singapore
Qing Pu (Shanghai), China
Tokyo, Japan
Icheon, South Korea
Hsin-Chu Hsien, Taiwan
Kampen, The Netherlands
Godalming, Surrey, UK

Fremont, CA:
56,320 ft^2 office facility houses sales, marketing, administration and design review services.

Milpitas and San Diego, CA:
34,000 ft^2 and 20,000 ft^2 respectively, pre-production test houses, provides design and test engineering services

Tempe, AZ:
9,300 ft^2 office facility houses sales, marketing, administration, design and characterization.

- Sales
- Research & Development
- Manufacturing

Testers [1]	:	1,042
Wirebonders [1]	:	4,578
Employees [2]	:	14,873

[1] As of January 31, 2008
[2] As of December 30, 2007

Annual Report 2007 3

Shanghai, China:
983,276 ft^2 facility provides wafer probe, Ball Grid Array (BGA), Micro Secured Flash Card (µSD), test and distribution services. Expansion of facility completed in October 2007 and expected to ramp up for production in various stages in 2008. Another 11,795 ft^2 facility provides solder bump services for flip-chip assembly in Song Jiang.

Icheon, South Korea:
769,955 ft^2 high-end facility specializes in advanced array packaging such as flip chip, stacked die, system-in-package standard array packaging such as BGA and advanced Chip Scale Packaging (CSP). Second 181,291 ft^2 facility expected to be fully operational in second half 2008.

Hsin-Chu Hsien, Taiwan:
218,149 ft^2 test facility provides wafer probe and final test services, and flip chip research and development.

6,730 ft^2 facility specializes in 300mm wafer electroplated solder bumping.

Pathumthani, Thailand:
463,000 ft^2 facility provides test services, including mixed-signal and high performance testing, wafer sort and probe, traditional and advanced leaded and array packaging, including BGA, and drop shipment services.

Kuala Lumpur, Malaysia:
488,448 ft^2 facility provides advanced lead frame packages such as Lead Frame Chip Scale Package and Bumped Chip Carrier and test services.

Woodlands, Singapore:
51,129 ft^2 research and development facility specializes in next generation wafer intergration technologies with Through Silicon Via (TSV).

Ang Mo Kio, Singapore:
31,277 ft^2 office facility houses corporate administration, sales and marketing, human resources, finance, legal, industrial engineering, information technology and supply chain management.

Yishun, Singapore:
594,738 ft^2 facility with state-of-the-art equipment, class 10K clean room. Provides test services, including mixed-signal and high performance testing, wafer sort and probe, traditional and advanced leaded and array packaging, including BGA, flip-chip packaging, wafer level packaging and CSP, wafer bumping and fabrication of integrated passive devices and drop shipment services.

4 STATS ChipPAC

Differentiation Through 3D Integration
Leading Through Innovation

Differentiation Through 3D Integration

Consumers are demanding increased functionality and portability for their mobile computing and communication products. In order to meet this demand, semiconductor companies are turning to three dimensional (3D) integration technology to combine multiple silicon chips with diverse functionality into a smaller package size. Integration technology has been instrumental in bringing a variety of greater functionality and higher performance products to consumers at affordable prices, including portable computers, advanced mobile phones, PDAs, MP3 players and a host of other electronic devices.

STATS ChipPAC is a market leader in providing competitive, high performance three dimensional (3D) solutions worldwide to packaging integrated device manufacturers (IDM) and fabless IC design houses. From device inception to high volume manufacturing, STATS ChipPAC participates in every stage to ensure faster time-to-market by offering a solutions-oriented approach rather than just individual technologies or services. Our solutions for portable consumer electronics and wireless communcations devices include die level stacking up to seven dies and package level stacking such as Package-on-Package (PoP), Package-in-Package (PiP) and System-in-Package (SiP) technology that integrates one or more integrated circuits or passives. To reduce design cycle time and increase integration options for complex wireless applications, STATS ChipPAC created an Integrated Passive Devices (IPD) Databook for customers. The IPD databook is design tool which contains a wide variety of standard and custom designed capacitors, resistors, baluns, GSM/DSC diplexers, DSC low pass filters and couplers that can be assembled into a package with other surface mount components on a laminate substrate or placed in a three dimensional (3D) die stack configuration. IPD technology enables solid integration of all passives at the silicon level to achieve maximum board level real estate saving. Today, our solutions are found largely in all leading brands of cell phones, electronic personal assistant devices, personal navigation devices as well as mobile broadband solutions.

High-end Mobile Phone Modular Integration Trend

SiP Modules
Antenna Switch
PIN Diodes
GaAs pHEMT
Ultra CMOS
Receive Filter
SAW
BAW
Power Amplifier
GaAs HBT
Si LDMOS
GaAs pHEMT
Si CMOS
SoC Integration in FBGA
RF Transceiver
Si CMOS
Si BiCMOS
Power Manager
Analog Baseband
Si CMOS
Si BiCMOS
SoC Die in SiP Module
Connectivity
Si CMOS
Si BiCMOS
Digital Baseband
Si BiCMOS
Application Processor
Si BiCMOS
PoP/PiP Stacking
Memory
Flash
SRAM
PoP/PiP Stacking
Memory
Flash
SRAM
DRAM

Annual Report 2007 5

Next Generation Integration

Driven by the need for improved performance and the reduction of timing delays, methodologies to use short vertical interconnects have been developed to replace the long interconnects found in 2D structures. Interconnect technologies have diversified considerably in the last decade, from the widely used wirebond process to newer technology such as flip chip, direct-chip attach, redistribution bump, and etc.

4 x 65µm
30 x 185um
80 x 330µm

Examples of TSV in cross sectional images

Today, technology has advanced to the next level with Through Silicon Via (TSV) and microbump bonding to enable 3D interconnection directly on silicon wafers for a higher level of integration in a smaller form factor.

The 3D manufacturing process for TSV includes through-wafer via formation, deep via etching, laser-drilled vias, deep trench capacitor technology, via filling, deposition of diffusion barrier and adhesion layers, metalization, wafer thinning, dicing, alignment and finally bonding. All of these processes are either fabricated with a wafer-to-wafer or die-to-wafer interconnection in a fab clean room environment.

TSV - CSMP
TSV - Memory Stack
TSV - Microbump DSP + ASIC
TSV - DSP + High Density Si Interposer

Examples of TSV packaging solutions

The market for 3D Integrated Circuits (ICs) include a wide range of applications from imaging products to memory and high-speed logic processing. STATS ChipPAC believes in the future of next generation 3D technology, and has invested in a dedicated R&D facility in Woodlands, Singapore to focus on the development of next generation integration processes. The facility is the first to be established in the subcontract manufacturing space and will be capable of producing advanced Si etching using DRIE technique.

STATS ChipPAC's new R&D Facility in Woodlands, Singapore

STATS ChipPAC looks forward to strategically collaborating with leading industry players in developing TSV and microbump consumer products for commercial usage, leveraging on its unique experience in IPD volume manufacturing. The R&D facility is currently producing advanced imaging products using TSV. The facility and technologies available are also suitable to be used for MEMS capping and embedded die development. STATS ChipPAC has a dedicated resource team working on developing the 3D IC integration processes to meet our customers' technology requirements.

6 STATS ChipPAC

Letter to Shareholders

Tan Lay Koon
Director, President and Chief Executive Officer

Charles R. Wofford
Chairman

Dear Shareholders,

2007 was a record year for STATS ChipPAC in terms of revenue and profits. STATS ChipPAC's revenue grew to $1,651.6 million, an increase of 2.1% over 2006, and net income increased to $93.7 million or 22.0% higher than 2006.

In the first half of 2007, the operating environment was challenging as many of our customers aggressively reduced their inventory levels in response to declines in demand for their products, and this resulted in weaker demand for our services. In the second half of 2007, there was a rebound in our customers' demand. As a result, our customers increased their orders with us to replenish their inventories in order to meet their year-end holiday demand.

Beyond the financial performance, we also made very good progress in new customer engagements, new products ramp-up, new technologies introduction and made solid all around improvement in factory execution.

We broadened our engagements with a number of new customers in Europe and Japan, and deepened our engagements with our existing customers in the United States and north Asia.

We were successful in introducing groundbreaking technology and ramping-up new packages into production such as Package-on-Package (PoP) and Package-in-Package (PiP). Our new Fan-in PoP (Fi-PoP) technology offers increased functionality and design flexibility at a lower overall cost than conventional PoP solutions. In July 2007, STATS ChipPAC received the 2007 Advanced Packaging Award in the 3D Packaging category for FiPoP. As the semiconductor industry becomes more consumer driven, System-in-Package (SiP) solutions such as stacked-dies and stacked packages like PoP, PiP and Fi-PoP are becoming more compelling solutions to meet the functional needs of a market characterized by miniaturization, quick time-to-market and low cost.

Annual Report 2007 7

During 2007, we broadened wafer level engagements with customers, increased our investments in wafer-die and flip chip technologies and established an R&D facility in Singapore dedicated to developing next generation technology including through silicon via (TSV) and microbump bonding for three dimensional (3D) die, silicon substrate based packaging solutions and embedded active die technology.

Our factories made very significant improvement in their all around performance. Our quality has improved and our adoption of QOS+ quality system has established a uniform platform to drive continual improvements. Our delivery as measured in on-time delivery and cycle time was better and more reliable, and yields for major products are on the uptrend. We also improved our systems and rolled out process control systems to allow our factories to have world class process control and data management systems to manage excursions better.

We are also restructuring our product portfolio by divesting our power discrete and low lead products. We acquired LSI Corporation's (LSI) assembly and test operation in Thailand to strengthen our presence in the fast growing storage and communications market and improve our economies of scale in certain lead frame packaging solutions. The acquisition included a long term supply agreement with LSI for an expanded level of services and support by our Company.

In addition, we continued to improve capital efficiency. Our capital expenditures in 2007 were $268.8 million or 16.3% of revenue compared to $348.5 million or 21.6% of revenue in 2006. We have also strengthened our balance sheet in 2007. We redeemed $31.5 million of our 1.75% convertible notes and $96.4 million of our zero coupon convertible notes.

As we begin 2008, the macro economic environment is uncertain. While the macro economic and consequently the global demand in semiconductor end markets look uncertain, the supply outlook for the semiconductor industry looks healthy. Inventory levels are lean in the semiconductor channels and capital discipline is the norm across all nodes of the semiconductor manufacturing supply chain.

Despite the current macro economic uncertainty, the semiconductor industry is expected to grow about 3% in 2008 underpinned by non-US demand, lean inventory levels and disciplined capital investments. The OSAT industry is expected to grow even stronger because of increased outsourcing.

We performed well in 2007 and expect 2008 to be another growth year for STATS ChipPAC. With a broad and diverse base of customers, a broad product portfolio and improved execution from our factories, we have established a robust platform for higher growth and improved profitability in the future.

We would like to take this opportunity to welcome Mr. Tokumasa Yasui and Mr. Jimmy Phoon Siew Heng to our Board of Directors. We would also like to express our heartfelt appreciation to Mr. Lim Ming Seong, Mr. Steven H. Hamblin, Mr. Richard J. Agnich, Dr. Park Chong Sup and Dr. Robert W. Conn for their invaluable contribution during their tenure as Board members.

On behalf of the Board of Directors and the management team, we would like to thank our shareholders, customers and business associates for your support and confidence in STATS ChipPAC. We would also like to recognize and thank our dedicated employees for their hard work, innovation and support, as well as the guidance of our Board of Directors.

Charles R. Wofford
Chairman

Tan Lay Koon
Director, President and
Chief Executive Officer

8 STATS ChipPAC

2007 Milestones

December
- Announced intention to maintain ADR program as Level I Program
- Expanded manufacturing floor space in Malaysia facility by 20,000 ft²

November
- Announced intention to voluntarily delist from Nasdaq and terminate ADR program
- Expanded flip chip offering with full turnkey solution in Qing Pu (Shanghai), China

October
- Completed acquisition of LSI Corporation's assembly and test facility in Pathumthani, Thailand
- Winstek Semiconductor changed name to STATS ChipPAC Taiwan Semiconductor Corporation to reinforce common identity and strengthened combined service offering
- Grand opening of a second manufacturing facility in Shanghai, China, with approximate floor space of 500,000 ft²

September
- Received SiRF Technology's Manufacturing Partner of the Year Award
- Second SCK facility at Majangmyeon, Incheon, South Korea started full scale operation

August
- Celebrated 3rd Founders Day

July
- Won 2007 Advanced Packaging Award for 3D Packaging on FiPoP design
- Announced intent to acquire LSI Corporation's assembly and test facility in Pathumthani, Thailand

June
- Announced strategic agreement with Ningbo Mingxin Microelectronics Co. Ltd for the divestment of power discrete manufacturing assets
- Announced stacked flip chip package for mobile platforms that combines baseband, analog and memory functions

May
- Voluntary conditional cash offer closed with Temasek becoming majority shareholder of STATS ChipPAC
- Established new R&D facility for next generation integration technology

April
- Received 117th issued patents from USPTO

March
- Temasek launched voluntary conditional cash offer for STATS ChipPAC
- Introduced new Fan-in Package-on-Package (FiPoP) solution that drives functional integration in a smaller footprint
- Received Intel's Preferred Quality Supplier Award

February
- Successfully completed Phase 2 transfer of low cost leaded assembly from Shanghai, China facility to ANST

January
- Offered complete Package-on-Package (PoP) solutions with both top and bottom package technologies

Annual Report 2007          9
Annual Report to Shareholders
for the Year 2007*
Contents
Management Discussion and Analysis
Management’s Annual Report on Internal Control over Financial Reporting
Report of Independent Registered Public Accounting Firm
Financial Statements
Supplementary Information

*	This Annual Report has been prepared by STATS ChipPAC Ltd. (“STATS ChipPAC”) for the purpose of complying with the laws of Singapore. The financial information in this Annual Report is derived (unless otherwise indicated) from the consolidated financial statements of STATS ChipPAC which are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and included in this Annual Report. The Company’s complete Year 2007 annual report on Form 20-F, as filed with the U.S. Securities and Exchange Commission (“SEC”) on March 7, 2008, is available on STATS ChipPAC’s website at www.statschippac.com.

All amounts are expressed in United States dollars unless otherwise indicated.

10          STATS ChipPAC
Management Discussion and Analysis
     The following discussion of our business, financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in our annual report on Form 20-F filed with the SEC and elsewhere in this Annual Report. Our consolidated financial statements are reported in U.S. dollars and have been prepared in accordance with U.S. GAAP. Since the beginning of fiscal 2005, we have employed quarterly and fiscal year reporting periods. Our 52-53 week fiscal year ends on the Sunday nearest and prior to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. Our first three quarters of 2007 ended on April 1, July 1 and September 30, respectively, and our fourth quarter and fiscal year 2007 ended on December 30. Our first three quarters of 2006 ended on March 26, June 25 and September 24, respectively, and our fourth quarter and fiscal year 2006 ended on December 31. Our first three quarters of 2005 ended on March 27, June 26 and September 25, respectively, and our fourth quarter and fiscal year 2005 ended on December 25. Unless otherwise stated, all years and dates refer to STATS ChipPAC’s fiscal years.
Overview
     We are a leading service provider of semiconductor packaging design, bump, probe, assembly, test and distribution solutions. We have the scale to provide a comprehensive range of semiconductor packaging and test solutions to a diversified global customer base servicing the computing, communications, consumer, automotive and industrial markets.
     In August 2004, we completed the merger with ChipPAC, Inc. which resulted in ChipPAC, Inc. becoming a wholly-owned subsidiary of STATS. The merger was accounted for using the purchase method. Under the purchase method of accounting, the cost of approximately $1.1 billion to acquire ChipPAC, including transaction costs, was allocated to ChipPAC’s net assets based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the net assets acquired was recorded as goodwill. We have included the financial results of ChipPAC in our financial results since August 5, 2004.
Temasek’s Subsidiary, STSPL’s, Tender Offer
     In March 2007, Singapore Technologies Semiconductors Pte Ltd (STSPL), a wholly-owned subsidiary of Temasek Holdings (Private) Limited (Temasek), launched a voluntary conditional cash tender offer for our ordinary shares and ADSs that STSPL did not already own. Temasek, a private limited company incorporated in Singapore, is wholly-owned by the Minister for Finance (Incorporated) of Singapore, a body constituted by the Minister for Finance (Incorporation) Act (Cap. 183). The tender offer also included an offer by STSPL for our outstanding $115.0 million aggregate principal amount of our zero coupon convertible notes and $150 million aggregate principal amount of our 2.5% convertible notes. Concurrently with the tender offer, STSPL made an options proposal to all holders of options granted under STATS ChipPAC’s share option plans.
     In May 2007, the tender offer closed with STSPL and its concert parties holding 83.1% of the outstanding ordinary shares (including ADSs, but excluding the ordinary shares issuable upon conversion of the $134.5 million aggregate principal amount of our 2.5% convertible notes acquired by STSPL) and $134.5 million aggregate principal amount of our 2.5% convertible notes. The balance $15.5 million outstanding principal amount of our 2.5% convertible notes was converted into ADSs in May 2007.
     In 2007, we recorded tender offer expenses of $10.9 million, consisting of investment banking, legal, accounting, insurance, printing and other costs associated with the tender offer.
     Changes in share ownership by shareholder may result in a limitation on the amount of the net operating losses and unutilized capital allowances that are available as carryforwards for use by us. We reviewed the tax effect of such a shareholder change in connection with the tender offer by STSPL in 2007. In January 2008, the Singapore tax authorities confirmed that the limitations relating to our ability to carryforward certain Singapore

Annual Report 2007          11
tax losses and capital allowances for offset against our future taxable profits in connection with the tender offer by STSPL were not affected subject to the fulfillment of certain continuing conditions.
Our Proposed Capital Reduction and Cash Distribution
     In January 2008, we announced our intention to effect a capital reduction to return surplus share capital in an amount of up to $813.0 million to our shareholders. The proposed capital reduction is subject to and conditional upon our Company being able to obtain adequate debt financing to fund the cash distribution and the repayment of certain of our outstanding debt (including the redemption or repurchase of our senior notes that would otherwise restrict our ability to make the cash distribution and to finance the cash distribution) on terms and conditions acceptable to us. The amount of the cash distribution would accordingly be determined based on the proceeds of such debt financing made available to us. The proposed capital reduction is also subject to (1) approval by the SGX-ST and other applicable regulatory authorities, (2) approval by our shareholders at an extraordinary general meeting of shareholders that we will be convening on March 17, 2008, (3) approval by the Singapore High Court and (4) our Board of Directors determining, following the satisfaction of the preceding conditions, that it is in our best interest, to effect the proposed cash distribution. On February 22, 2008, we distributed our notice of the extraordinary general meeting and our circular to our shareholders.
Results of Operations and Selected Data

	Year Ended
	December 25, 2005		December 31, 2006		December 30, 2007
	(In millions, except for ratio)
		% of net		% of net		% of net
		revenues		revenues		revenues
Net revenues	$1,157.3	100.0	$1,616.9	100.0	$1,651.6	100.0
Cost of revenues	(968.1)	(83.6)	(1,290.8)	(79.8)	(1,330.3)	80.5

Gross profit	189.2	16.4	326.1	20.2	321.3	19.5

Operating expenses:
Selling, general and administrative	135.8	11.7	139.5	8.6	112.6	6.8
Research and development	26.1	2.3	30.4	1.9	34.9	2.1
Tender offer expenses	—	—	—	—	10.9	0.7
Held for sale asset impairment	—	—	—	—	1.7	0.1
Restructuring charges	0.8	0.1	1.9	0.1	1.0	0.1

Total operating expenses	162.7	14.1	171.8	10.6	161.2	9.8

Operating income	26.5	2.3	154.3	9.6	160.1	9.7
Total other income (expense), net	(36.7)	(3.2)	(41.7)	(2.6)	(31.0)	(1.9)

Income (loss) before income taxes	(10.2)	(0.9)	112.6	7.0	129.1	7.8
Income tax expense	(9.7)	(0.8)	(25.8)	(1.6)	(29.6)	(1.8)

Income (loss) before minority interest	(19.9)	(1.7)	86.8	5.4	99.5	6.0
Minority interest	(6.4)	(0.6)	(10.0)	(0.6)	(5.8)	(0.3)

Net income (loss)	$(26.3)	(2.3)	$76.8	4.8	$93.7	5.7

Year Ended December 30, 2007 Compared to Year Ended December 31, 2006
Net Revenues
     We derive revenues primarily from test and packaging of array and leaded packages. Net revenues were $1,651.6 million in 2007, an increase of 2.1% compared to $1,616.9 million in 2006. The increase was primarily due to the contribution from our factory in Pathumthani, Thailand, acquired in October 2007. This was partially offset by weak demand from certain large customers.
     Our packaging revenue in 2007 increased 3.3% to $1,233.6 million compared to 2006. Unit volumes of our total packaging in 2007 were flat compared to 2006; however, improved product mix resulted in an increase of $3.8 million in revenue. The average selling prices for our services have generally decreased over product life cycles. Our ability to maintain or increase our average selling price will continue to be dependent upon our ability to selectively increase pricing and shift to higher margin packaging and test services. Average selling prices per

12          STATS ChipPAC
pin for packaging services in 2007 increased 3.5% compared to 2006, primarily due to changes in product mix, and contributed to an increase of $35.6 million in revenue. Revenue from test and other services in 2007 decreased 1.1% to $418.0 million compared to 2006.
     In 2007, revenue contribution from the communications market decreased 4.2% over 2006 to $867.2 million and represented 52.5% of our revenues compared to 56.7% of our revenues in 2006. The revenue from the communications market remained relatively strong with continued demand for more complex, higher functionality mobile phone and infrastructure products. Revenue contribution from consumer, multi-applications and other markets increased 7.3% over 2006 to $528.5 million and represented 32.0% of our revenues in the 2007 compared to 24.7% of our revenues in 2006. Revenue contribution from personal computers market decreased 3.2% over 2006 to $255.8 million and represented 15.5% of our revenues in 2007 compared to 18.7% of our revenues in 2006. We expect to continue to depend on the communications, consumer and multi-applications, and personal computers market for substantially all of our net revenues.
Gross Profit
     Gross profit in 2007 was $321.3 million, a decrease of $4.9 million compared to $326.2 million in 2006. Gross profit as a percentage of net revenues was 19.5% in 2007, compared to 20.2% in 2006. Gross profit in 2007 included $4.8 million of share-based compensation expense related to share options and employee share purchase rights under SFAS 123(R), which reduced gross margin by 0.3% during the year. Overall equipment utilization was approximately 75% in both 2007 and 2006. Our cost of revenues consist principally of fixed costs such as depreciation and leasing expenses and variable costs such as direct and indirect labor, materials and overhead expenses. We continue to experience higher cost as a result of external global economic factors, such as higher substrate, gold and oil prices which affected our cost of materials, and the adverse effect of the strengthening of the Singapore dollar, South Korean Won, Chinese Renminbi, Thai Baht and Malaysian Ringgit against the U.S. dollar when compared to 2006.
Selling, General and Administrative
     Selling, general and administrative expenses were $112.6 million in 2007, a decrease of 19.3% compared to $139.5 million in 2006. As a percentage of net revenues, selling, general and administrative expenses were 6.8% in 2007 compared to 8.6% in 2006. The decrease in selling, general and administrative expenses in 2007 was primarily due to certain intangible assets related to the merger of former STATS and ChipPAC becoming fully amortized, lower Sarbanes-Oxley Act compliance related expenses and lower share-based compensation expense partially offset by higher payroll expense resulting from an increased number of employees and increased cost of general business support. In 2007, share-based compensation expense was $3.1 million under SFAS 123(R) compared to $6.1 million in 2006.
Research and Development
     Research and development expenses were $34.9 million in 2007 compared to $30.4 million in 2006, an increase of $4.5 million. Research and development expenses increased primarily due to an increase in headcount and the establishment of a new facility for the research and development of advanced wafer integration technology. As a percentage of net revenues, research and development expenses were 2.1% in 2007 compared to 1.9% in 2006.
Tender Offer Expenses
     In 2007, we incurred $10.9 million in expense in connection with the tender offer by STSPL which consisted of investment banking, legal, accounting, insurance, printing and other costs.
Impairment of Assets Held for Sale
     In 2007, we recorded a $1.7 million held for sale asset impairment loss on the sale of our packaging and test equipment related to our discrete power packaging business. We did not record any impairment charge of assets held for sale in 2006.
Restructuring Charges
     In the second quarter of 2007 and the third quarter of 2006, certain restructuring plans were executed to reduce operating costs to better align our expenses with revenues, which resulted in a total reduction in workforce of 143 and 556 employees, respectively, related to the restructuring. Severance and related charges of $1.0 million and $1.9 million were incurred and expensed in the second quarter of 2007 and the third quarter of 2006, respectively.

Annual Report 2007          13
Net Interest Income (Expense)
     Net interest expense was $33.2 million in 2007 compared to $40.4 million in 2006. Interest income was $7.3 million in 2007 compared to $5.4 million in 2006. The increase in interest income in 2007 was primarily due to an increase in cash equivalents and marketable securities held by us compared to 2006.
     Interest expense was $40.5 million in 2007 compared to $45.8 million in 2006. The decrease in interest expense was primarily due to the decrease in outstanding indebtedness as a result of our repurchase of $50.0 million aggregate principal amount of our 8.0% convertible subordinated notes due 2011 in October 2006, the redemption of our remaining $31.5 million aggregate principal amount of our 1.75% convertible notes upon maturity in March 2007, the redemption of $96.4 million aggregate principal amount of our zero coupon convertible notes and a decrease in long-term debts in Taiwan, partially offset by an increase in long-term debts in South Korea. Total outstanding interest-bearing debt was $664.6 million and $762.9 million as of December 30, 2007 and December 31, 2006, respectively.
Foreign Currency Exchange Gain (Loss)
     Net foreign currency exchange gain was $2.5 million in 2007 compared to a net foreign currency exchange loss of $1.6 million in 2006. The non-cash gain in 2007 and loss in 2006 were due primarily to the fluctuations of the exchange rate between the U.S. dollar and the Singapore dollar, South Korean Won, Chinese Renminbi and, in the case of 2007, Thai Baht.
Other Non-Operating Income (Expense)
     Net other non-operating expense was $0.4 million in 2007 compared to net other non-operating income of $0.1 million in 2006.
Income Tax Expense
     We record a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized. In the event that deferred tax assets would be realizable in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Our consolidated income tax expense was $29.6 million in 2007 compared to $25.8 million in 2006 based on the mix of tax rates and taxable income across the various jurisdictions in which we do business. Our primary tax jurisdictions are Singapore, South Korea, China, Malaysia, Taiwan, Thailand and the United States.
Year Ended December 31, 2006 Compared to Year Ended December 25, 2005
Net Revenues
     Net revenues were $1,616.9 million in 2006, an increase of 39.7% compared to $1,157.3 million in 2005. The increase was primarily due to continued growth in the semiconductor industry, coupled with a continuing trend towards increased outsourcing of test and packaging in 2006.
     Our packaging revenue in 2006 increased 43.0% to $1,194.3 million compared to 2005. Unit volumes of our total packaging in 2006 were 39.4% higher compared to 2005 and contributed to an increase of $332.8 million in revenue. The average selling prices for our services have generally decreased over product life cycles. Our ability to maintain or increase our average selling price will continue to be dependent upon our ability to selectively increase pricing and shift to higher margin packaging and test services. Average selling prices per pin for packaging services in 2006 increased 2.2% compared to 2005, primarily due to changes in product mix, and contributed to an increase of $18.2 million in revenue. Revenue from test and other services in 2006 increased 31.3% to $422.7 million compared to 2005.
     In 2006, revenue contribution from the communications market increased 1.5% over 2005, and represented 56.7% of our revenues in 2006, compared to 55.2% of our revenues in 2005. The revenue from the communications market remained relatively strong with continued demand for more complex, higher functionality mobile phone and infrastructure products. Revenue contribution from consumer, multi-applications and other markets in 2006 increased 1.3% over 2005, and represented 24.6% of our revenues in the 2006. Revenue contribution from personal computers market in 2006 decreased 2.8% over 2005 and represented 18.7% of our revenues in 2006. We expect to continue to depend on the communications, consumer and multi-applications, and personal computers market for substantially all of our net revenues.

14          STATS ChipPAC
Gross Profit
     Gross profit in 2006 was $326.2 million, an increase of $136.9 million compared to $189.2 million in 2005. Gross profit as a percentage of net revenues was 20.2% in 2006, compared to 16.4% in 2005. Gross profit in 2006 included $6.0 million of share-based compensation expense related to share options and employee share purchase rights under SFAS 123(R), which reduced gross margin by 0.3% during the year. In 2006, gross profit improved primarily as a result of better operating leverage, improved product mix, continued cost control measures and higher overall average selling price, partially offset by higher depreciation from our larger capital asset base and an increase in cost of materials. Overall equipment utilization was approximately 75% in 2006 compared to 72% in 2005. We continue to experience higher cost as a result of external global economic factors such as higher substrate, gold and oil prices, which affected our cost of materials, and the adverse effect of the strengthening of the Singapore dollar, South Korean Won, Chinese Renminbi and Malaysian Ringgit against the U.S. dollar when compared to 2005.
Selling, General and Administrative
     Selling, general and administrative expenses were $139.5 million in 2006, an increase of 2.7% compared to $135.8 million in 2005. As a percentage of net revenues, selling, general and administrative expenses were 8.6% in 2006 compared to 11.7% in 2005. The increase in selling, general and administrative expenses in 2006 was primarily a result of higher share-based compensation expense, higher payroll expenses resulting from additional headcount, increased cost of general business support for our overall business growth and higher Sarbanes-Oxley Act compliance related expenses, partially offset by certain intangible assets related to the merger of former STATS and ChipPAC becoming fully amortized. In 2006, share-based compensation expense was $6.1 million under SFAS 123(R) compared to $0.7 million under APB 25 in 2005.
Research and Development
     Research and development expenses were $30.4 million in 2006 compared to $26.1 million in 2005, an increase of $4.4 million. Research and development expenses increased primarily due to an increase in headcount and the inclusion of share-based compensation expense of $1.6 million under SFAS 123(R) in 2006. As a percentage of net revenues, research and development expenses were 1.9% in 2006 compared to 2.3% in 2005.
Restructuring Charges
     In the third quarter of 2006 and the first quarter of 2005, certain restructuring plans were executed to realign our organization and reduce operating costs to better align our expenses with revenues, which resulted in a total reduction in workforce of 556 and 88 employees, respectively, related to the restructuring. Severance and related charges of $1.9 million and $0.8 million were incurred and expensed in the third quarter of 2006 and the first quarter of 2005, respectively.
Net Interest Income (Expense)
     Net interest expense was $40.4 million in 2006 compared to $36.2 million in 2005. Interest income was $5.4 million in 2006 compared to $6.4 million in 2005. The decrease in interest income in 2006 was primarily due to a decrease in cash equivalents and marketable securities held by us compared to 2005.
     Interest expense was $45.8 million in 2006 compared to $42.6 million in 2005. The increase in interest expense was primarily due to a full year of interest on the $150.0 million 7.5% senior notes due 2010 in 2006 compared to approximately half year of interest in 2005 as the notes were issued in July 2005 and an increase in foreign loans of $12.0 million in South Korea and $50.3 million in Taiwan. The increase was partially offset by the reduction in interest expense as a result of our redemption and repurchase of $168.5 million (out of $200.0 million) aggregate principal amount of our 1.75% convertible notes due 2007, a repurchase of $50.0 million aggregate principal amount of our 8.0% convertible subordinated notes due 2011 and repayment of short-term and long-term debts in South Korea and long-term debts in Taiwan. Total outstanding interest-bearing debt was $762.9 million and $821.7 million as of December 31, 2006 and December 25, 2005, respectively.
Foreign Currency Exchange Gain (Loss)
     Net foreign currency exchange gain (loss) was $(1.6) million in 2006 compared to $0.5 million in 2005. The non-cash losses in 2006 were due primarily to the fluctuations of the exchange rate between the U.S. dollar and the Singapore dollar, South Korean Won and Chinese Renminbi.

Annual Report 2007          15
Other Non-Operating Income (Expense)
     Net other non-operating income was $0.1 million in 2006 compared to net other non-operating expense of $1.1 million in 2005. The fluctuation resulted from the write-off of capitalized debt issuance cost of $1.7 million from the repurchase and redemption of our 1.75% convertible notes due 2007 in 2005.
Income Tax Expense
     We have recorded a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized. In the event that deferred tax assets would be realizable in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Our consolidated income tax expense was $25.8 million in 2006 compared to $9.7 million in 2005 based on the mix of tax rates and taxable income across the various jurisdictions in which we do business. Our primary tax jurisdictions are Singapore, South Korea, China, Malaysia, Taiwan and the United States.
Liquidity and Capital Resources
     Our principal source of liquidity consists of cash flows from operating activities, bank facilities, debt financing, and our existing cash and cash equivalents and marketable securities. As of December 30, 2007, we had cash, cash equivalents and marketable securities of $258.0 million. We also have available lines of credit and banking facilities consisting of loans, letter of credits and bank guarantees, including those available to our consolidated subsidiaries, which amounted to an aggregate of $408.0 million, of which $112.4 million was utilized as of December 30, 2007. Our liquidity needs arise primarily from servicing our outstanding debts, working capital needs and the funding of capital expenditures. Our capital expenditures are largely driven by the demand for our services, primarily to increase our packaging and testing capacity, to replace packaging and testing equipment from time to time, and to expand our facilities. Depending on business conditions, we expect our capital expenditures to be approximately $300 million in 2008 as our capital expenditure spending continues to be targeted at demand we see from our customers. We spent $268.8 million on capital expenditures in 2007, compared to $348.5 million in 2006. Our capital expenditure in 2006 was higher than 2007 because we experienced greater expansion across the various geographic operating locations in 2006.
     At our annual shareholders’ meeting in April 2007, our shareholders approved the repurchase of up to approximately 51.0 million ordinary shares (2.5% of the issued ordinary share capital as of the date of the annual general meeting). The approved amount for share repurchases under this shareholders’ mandate will terminate on the earlier of the date on which the next annual general meeting is held or the date which the approval is revoked or varied. As of December 30, 2007, we have not repurchased any shares. We intend to seek renewal of the shareholders’ mandate in our next annual general meeting in April 2008. We may use our available funds, draw down on our available lines of credit or seek additional financing or a combination of these to finance our repurchase of our ordinary shares.
     In October 2007, we consummated the previously announced definitive agreement with LSI pursuant to which STATS ChipPAC (Thailand) Limited acquired LSI’s assembly and test operations in Thailand for an aggregate purchase price of approximately $100.0 million payable over the next four years. We funded the initial payment of $50.0 million of the aggregate purchase consideration with our cash and cash equivalents. STATS ChipPAC (Thailand) Limited issued a promissory note bearing interest of 6.0% per annum, payable annually, for the remainder of the purchase price. The amount payable to LSI under the promissory note after contractual netting of certain receivables from LSI of $3.2 million amounted to $46.8 million as of December 30, 2007.
     In January 2008, we announced our intention to effect a proposed capital reduction to return surplus share capital in an amount of up to $813.0 million to our shareholders. The proposed capital reduction is subject to and conditional upon our Company being able to obtain adequate debt financing to fund the cash distribution and the repayment of certain of our outstanding debt (including the redemption or repurchase of our senior notes that would otherwise restrict our ability to make the cash distribution and to finance the cash distribution) on terms and conditions acceptable to us. See “— Our Proposed Capital Reduction and Cash Distribution.”

16          STATS ChipPAC
     In January and February 2008, we repurchased $12.4 million and $2.5 million aggregate principal amount of our zero coupon convertible notes, respectively. We paid an aggregate consideration of $14.7 million (including accrued interest) and $2.9 million (including accrued interest), respectively, for the repurchases. We financed the repurchases with our cash and cash equivalents.
     We believe that our cash on hand, existing credit facilities and anticipated cash flows from operations will be sufficient to meet our currently anticipated capital expenditure requirements, investment requirements, share repurchases, as well as debt service repayment obligations for 2008. As discussed above, we intend to obtain debt financing to fund our proposed cash distribution of up to $813.0 million to our shareholders, repay certain existing indebtedness and pay for the associated fees and expenses. Our debt service repayment obligations for 2008 include our obligation to redeem at maturity our 2.5% convertible notes and our zero coupon convertible notes. As of February 29, 2008, $134.5 million aggregate principal amount of our 2.5% convertible notes remained outstanding, all of which were held by STSPL subsequent to its tender offer in May 2007 (as described above), and $3.7 million aggregate principal amount of our zero coupon convertible notes remained outstanding. Furthermore, we have assumed that STSPL will convert the $134.5 million aggregate principal amount of our 2.5% convertible notes that it acquired in connection with its tender offer in 2007. However, STSPL has the option to convert or to hold the notes to maturity. If STSPL does not convert the 2.5% convertible notes, we will be required to redeem them at maturity in June 2008, which will put additional strain on our liquidity.
     If our capital requirements exceed our expectations as a result of higher than anticipated growth in the semiconductor industry, acquisition or investment opportunities, the expansion of our business or otherwise, or if our cash flows from operations are lower than anticipated, including as a result of an unexpected decrease in demand for our services due to a downturn in the semiconductor industry or otherwise, we may be required to obtain additional debt or equity financing from time to time depending on prevailing market conditions. In such events, there can be no assurance that additional financing will be available or, if available, that such financings can be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders or detrimental to our creditors.
Total Borrowings
     As of December 30, 2007, our total debt outstanding consisted of $664.6 million of borrowings, which included $215.0 million of our 6.75% senior notes due 2011, $150.0 million of our 7.5% senior notes due 2010, $18.6 million of our zero coupon convertible notes, $134.5 million of our 2.5% convertible notes, and other long-term and short-term borrowings.
     In October 2006, we repurchased the outstanding $50.0 million aggregate principal amount of our 8.0% convertible subordinated notes due 2011. We paid a total amount of $50.5 million (excluding accrued interest) in respect of the subordinated convertible notes. The repurchase was financed with our cash and cash equivalents.
     In March 2007, we redeemed the remaining outstanding $31.5 million aggregate principal amount of our 1.75% convertible notes due 2007 (including accrued interest) for an aggregate consideration of $36.8 million. The repurchase was financed with our cash and cash equivalents.
     In May 2007, we issued 16.7 million ordinary shares upon conversion of $15.5 million aggregate principal amount of our 2.5% convertible notes.
     In October 2007, we consummated the previously announced definitive agreement with LSI pursuant to which STATS ChipPAC (Thailand) Limited acquired LSI’s assembly and test operations in Thailand for an aggregate purchase price of approximately $100.0 million. We funded the initial payment of $50.0 million of the aggregate purchase consideration with our cash and cash equivalents. STATS ChipPAC (Thailand) Limited issued a promissory note bearing interest of 6.0% per annum, payable annually, for the remainder of the purchase price. The amount payable to LSI under the promissory note after contractual netting of certain receivables from LSI of $3.2 million amounted to $46.8 million as of December 30, 2007. The promissory note is payable in annual installments of $20.0 million, $10.0 million, $10.0 million and $6.8 million over the next four years.
     In November 2007, we redeemed $96.4 million aggregate principal amount of our zero coupon convertible notes pursuant to demands for redemption from note holders in accordance with the indenture governing our

Annual Report 2007          17
zero coupon convertible notes. We paid a total amount of $114.1 million (excluding accrued interest) in respect of the convertible notes redemption. We financed the redemption with cash and short-term borrowings. In January and February 2008, we repurchased $12.4 million and $2.5 million aggregate principal amount of our zero coupon convertible notes, respectively. We paid an aggregate consideration of $14.7 million (including accrued interest) and $2.9 million (including accrued interest), respectively, for the repurchases. We financed the repurchases with our cash and cash equivalents.
     STATS ChipPAC Korea Ltd.’s term loan facility from Hana Bank in South Korea amounted to $25.0 million. During 2006, we borrowed $12.0 million under these facilities to finance our purchase of a building and land in South Korea. These borrowings are repayable over eight equal quarterly installments from September 2007 to June 2009. In 2007, we borrowed an additional $3.6 million under these facilities, which is repayable at maturity in June 2009. As of December 30, 2007, the interest rate for our $12.0 million loan was 6.6% and the interest rate for our $3.6 million loan was 6.4% per annum. Interest is payable on a monthly basis. As of December 30, 2007, $12.6 million was outstanding.
     In 2006, STATS ChipPAC Taiwan Semiconductor Corporation borrowed NT$1.6 billion ($51.0 million based on the exchange rate as of January 31, 2008) under its NT$1.8 billion ($56.0 million based on the exchange rate as of January 31, 2008) floating interest rate loan facility, obtained from a syndicate of lenders with Mega Bank (formerly known as Chiao Tung Bank) as the sponsor bank. This facility was secured by a pledge of STATS ChipPAC Taiwan Semiconductor Corporation’s equipment with net book value of $50.2 million as of December 31, 2006. As of December 30, 2007, the interest rate on the loan was 3.9% per annum. Interest on the loan was payable on a monthly basis. The proceeds from this facility were primarily used to repay debt under certain of STATS ChipPAC Taiwan Semiconductor Corporation’s other credit facilities. This facility has been fully repaid and terminated and the equipment pledge has been released as of December 30, 2007.
In August 2006, STATS ChipPAC Taiwan Semiconductor Corporation obtained another floating interest rate loan facility of NT$3.6 billion ($112.0 million based on the exchange rate as of January 31, 2008) with a syndicate of lenders, with Taishin Bank as the agent bank. The loan drawdowns must be made within 24 months from the date of first drawdown, which took place in February 2007. As of December 30, 2007, STATS ChipPAC Taiwan Semiconductor Corporation has drawn down NT$0.7 billion ($21.8 million based on the exchange rate as of January 31, 2008) under this term loan facility. As of December 30, 2007, the interest rate on the loan was 3.5% per annum. The principal and interest on the loan is repayable in nine quarterly installments commencing 24 months from first draw down date with the first eight quarterly installments each repaying 11% of the principal and the last quarterly installment repaying 12% of the principal. The proceeds from this facility were primarily used to repay debt under certain of STATS ChipPAC Taiwan Semiconductor’s other credit facilities.

18          STATS ChipPAC
Cash Flow Information

	Year Ended
	December 25, 2005	December 31, 2006	December 30, 2007
	(In millions)

Net cash provided by operating activities	$270.7	$427.8	$411.5
Net cash used in investing activities	(263.0)	(425.8)	(299.1)
Net cash used in financing activities	$(9.4)	$(54.9)	$(70.5)
Cash Flows From Operating Activities
     In 2007, cash provided by operations was $411.5 million compared to $427.8 million in 2006. Cash provided and used by operations is calculated by adjusting our net income or loss by non-cash related items such as depreciation and amortization, share-based compensation expense, amortization of leasing prepayments, accretion of discount on certain of our outstanding convertible notes, amortization of debt issuance cost, loss or gain from sale of assets, deferred income taxes, foreign currency exchange loss or gain, minority interest, share of equity income and by changes in certain assets and liabilities. In 2007, non-cash related items included $256.9 million related to depreciation and amortization (including amortization of capitalized debt issuance costs and leasing prepayments), $8.9 million related to share-based compensation expense, $4.8 million from the accretion of discount on certain of our convertible notes, $3.7 million from deferred taxes, $5.8 million from the minority interest in income of one of our subsidiaries, $1.7 million from impairment of assets held for sale, and $0.1 million income from investment in an equity investee. In 2006, non-cash related items included $276.1 million related to depreciation and amortization (including amortization of capitalized debt issuance costs and leasing prepayments), $13.7 million related to share-based compensation expense, $6.6 million from the accretion of discount on certain of our convertible notes, $0.5 million from loss on repurchase and redemption of our 8.0% convertible subordinated notes due 2011, $19.9 million from deferred taxes, $10.0 million from the minority interest in income of one of our subsidiaries and $0.2 million income from investment in an equity investee.
     Working capital uses of cash included increases in account receivables and amounts due from affiliates. Working capital sources of cash included decreases in inventories, other receivables, prepaid expenses and other assets, and increases in accounts payable, accrued operating expenses and other payables, and amounts due to affiliates. Inventories as of December 30, 2007 were lower as compared to December 31, 2006 as a result of better inventory management. Accounts receivables as of December 30, 2007 were higher compared to December 31, 2006 mainly due to slower cash collections.
     In 2006, cash provided by operations was $427.8 million compared to $270.7 million in 2005. Cash provided and used by operations is calculated by adjusting our net income or loss by non-cash related items such as depreciation and amortization, share-based compensation expense, amortization of leasing prepayments, accretion of discount on certain of our outstanding convertible notes, amortization of debt issuance cost, loss or gain from sale of assets, loss from repurchase and redemption of our 8% convertible subordinated notes due 2011, deferred income taxes, foreign currency exchange loss or gain, minority interest, share of equity income and by changes in certain assets and liabilities. In 2005, non-cash related items included $281.9 million related to depreciation and amortization (including amortization of capitalized debt issuance costs and leasing prepayments), $0.7 million related to share-based compensation expense, $7.4 million from the accretion of discount, $1.7 million from loss on repurchase and redemption of the 1.75% convertible notes due 2007, $9.4 million from deferred taxes and $6.4 million from the minority interest in income of one of our subsidiaries. Working capital uses of cash included increases in accounts receivable, inventories and decreases in amount due to affiliates. Working capital source of cash included decreases in amount due from affiliates, other receivables, prepaid expenses and other assets and increases in accounts payable, accrued operating expenses and other payables.

Annual Report 2007          19
Cash Flows From Investing Activities
     In 2007, cash used in investing activities was $299.1 million compared to $425.8 million in 2006. The primary usage of cash in investing activities related to the acquisition of property and equipment, net of changes in payables related to property, plant and equipment purchases, amounting to $232.3 million in 2007 and $393.6 million in 2006. Our capital expenditure in 2006 was higher than 2007 because we experienced greater expansion across the various geographic operating locations in 2006. In 2007, we acquired LSI’s assembly and test operations in Thailand for approximately $100.0 million. In 2007 and 2006, we received $21.8 million and $4.0 million from the proceeds from sale of assets held for sale. In 2006, we acquired a 25% shareholding in MAT for $10.2 million. In 2007 and 2006, we invested $6.8 million and $6.4 million, respectively, in the acquisition of software, licenses and other intangible assets. In 2007 and 2006, we invested in marketable securities which amounted to $27.5 million and $80.9 million, respectively, and received proceeds from the sale and maturity of our marketable securities of $43.3 million and $56.2 million, respectively.
     In 2006, cash used in investing activities was $425.8 million compared to $263.0 million in 2005. The primary usage of cash in investing activities was related to the acquisition of property and equipment, net of changes in payables related to property, plant and equipment purchases, of $393.6 million in 2006 and $245.8 million in 2005. We experienced an increase in capital expenditure in 2006 as we were expanding our assets across the various geographic operating locations based on the expected business growth and certain long-term strategic investments. In 2006, we acquired a 25% shareholding in MAT for $10.2 million. In 2006 and 2005, we invested $6.4 million and $4.9 million, respectively, in the acquisition of software, licenses and other intangible assets. In 2006 and 2005, we invested in marketable securities which amounted to $80.9 million and $32.0 million, respectively, and received proceeds from the sale and maturity of our marketable securities of $56.2 million and $16.5 million, respectively.
Cash Flows From Financing Activities
     In 2007, cash used in financing activities was $70.5 million compared to $54.9 million in 2006. In 2007, $82.9 million was borrowed and $177.1 million of our borrowings and debts was repaid, compared to $60.3 million and $69.9 million, respectively, in 2006. In 2007, we redeemed the remaining outstanding $31.5 million aggregate principal amount of our 1.75% convertible notes due 2007 (including accrued interest) for an aggregate consideration of $36.8 million. The repurchase was financed with our cash and cash equivalents. In 2007, we also redeemed $96.4 million aggregate principal of our zero coupon convertible notes at an aggregate consideration of $114.1 million, pursuant to demands for redemption from note holders in accordance with indenture governing the zero coupon convertible notes. In January and February 2008, we repurchased $12.4 million and $2.5 million aggregate principal amount of our zero coupon convertible notes, respectively. We paid an aggregate consideration of $14.7 million (including accrued interest) and $2.9 million (including accrued interest), respectively, for the repurchases. We financed the repurchases with our cash and cash equivalents. In 2006, we repurchased the outstanding $50.0 million aggregate principal amount of our 8.0% convertible subordinated notes due 2011 at an aggregate consideration of $50.5 million. In 2007 and 2006, we increased our restricted cash by $0.6 million and reduced our restricted cash by $1.6 million, respectively. In addition, $3.7 million and $7.1 million of capital lease payments were made in 2007 and 2006, respectively. In 2007 and 2006, $19.9 million and $13.3 million, respectively, was provided by the issuance of new ordinary shares of our Company through the employee share option plan and the employee share purchase plan. The total number of ordinary shares issued in 2007 and 2006 were 27.8 million and 26.5 million, respectively.
     In 2006, cash used in financing activities was $54.9 million compared to $9.4 million in 2005. In 2006, $60.3 million was borrowed and $69.9 million was repaid on our borrowings and debts, compared to $188.1 million and $180.9 million, respectively, in 2005. In 2006, we repurchased the outstanding $50.0 million aggregate principal amount of our 8.0% convertible subordinated notes due 2011 at an aggregate consideration of $50.5 million. In 2005, we repurchased $26.1 million and redeemed $125.9 million aggregate principal of our 1.75% convertible notes due 2007 at an aggregate consideration of $167.3 million. In 2005, $146.5 million, net of expenses, was provided from the issuance of $150.0 million of 7.5% senior notes due 2010. In 2006 and 2005, we reduced our restricted cash by $1.6 million and increased our restricted cash by $1.5 million, respectively. In addition, $7.1 million and $11.7 million of capital lease payments were made in 2006 and 2005, respectively. In 2006 and 2005, $13.3 million and $13.5 million, respectively, was provided by the issuance of new ordinary shares of our Company through the employee share option plan and the employee share purchase plan. The total number of ordinary shares issued in 2006 and 2005 were 26.5 million and 32.0 million, respectively.

20          STATS ChipPAC
Off-Balance Sheet Arrangements
     We provided tax guarantee to the South Korean tax authorities as disclosed in Note 22 (b) to our consolidated financial statements. We have no significant investment in any unconsolidated entities. Our off-balance sheet commitments are limited to operating leases, royalty/license agreements, and purchase obligations. Our total off-balance sheet obligations were approximately $242.0 million as of December 30, 2007.
Contractual Obligations
     Our total commitments on our loans, operating leases, other obligations and other agreements as of December 30, 2007 were as follows. We had no capital lease obligations as of December 30, 2007.

	Payments Due
	Within			More Than
	1 Year	1-3 Years	3-5 Years	5 Years	Total
	(In thousands)
On balance sheet commitments:
Zero coupon convertible notes due 2008(1)(2)	$21,991	$—	$—	$—	$21,991
2.5% convertible subordinated notes due 2008(2)	134,500	—	—	—	134,500
6.75% senior notes due 2011(2)	—	—	215,000	—	215,000
7.5% senior notes due 2010(2)	—	150,000	—	—	150,000
Long-term loans(2)	33,990	47,638	11,215	—	92,843
Short-term loans	50,300	—	—	—	50,300
Other non-current liabilities(3)	—	—	—	—	—

Total on balance sheet commitment	$240,781	$197,638	$226,215	$—	$664,634

Off balance sheet commitments:
Operating leases	$14,240	$19,013	$17,719	$36,724	$87,696
Royalty/licensing agreements	8,013	16,051	16,083	—	40,147
Purchase obligations:
— Capital commitments	64,231	—	—	—	64,231
— Inventory purchase commitments	49,925	—	—	—	49,925

Total off balance sheet commitments	$136,409	$35,064	$33,802	$36,724	$241,999

Total commitments	$377,190	$232,702	$260,017	$36,724	$906,633

Notes :

(1)	On maturity of our zero coupon convertible notes, we are required to pay the note holders 123.4% of the principal amount. On November 7, 2007, we redeemed $96.4 million aggregate principal amount of our zero coupon convertible notes pursuant to demands for redemption from note holders in accordance with the indenture governing the zero coupon convertible notes. We paid a total amount of $114.1 million (including interest accrued up to November 7, 2007) in respect of the redemption of the zero coupon convertible notes. In January and February 2008, we repurchased $12.4 million and $2.5 million aggregate principal amount of our zero coupon convertible notes, respectively. We paid an aggregate consideration of $14.7 million (including accrued interest) and $2.9 million (including accrued interest), respectively, for the repurchases. We financed the repurchases with our cash and cash equivalents.

(2)	The convertible notes, senior notes, short-term and long-term loans agreements contain provisions for the payment of interest either on maturity or on a monthly, quarterly, semi-annual or annual basis at a stated rate of interest over the term of the debt. These payment obligations are not reflected in the table above. The interest payments due on these commitments within one year, 1-3 years and 3-5 years amount to $35.8 million, $55.7 million and $15.2 million, respectively.

(3)	Our other non-current liabilities as of December 30, 2007 were $125.1 million, including $39.0 million related to retirement and severance benefits for our employees in South Korea and Thailand, respectively, which were not included in the table due to lack of contractual certainty as to the timing of payments. Also included in other non-current liabilities as of December 30, 2007 was $16.6 million of liability for uncertain tax positions under FIN 48. We are unable to reasonably estimate the timing of the amount; therefore, the liability is excluded from the table.

Annual Report 2007          21
Market Risks
     We are exposed to financial market risks, including changes in currency exchange rates and interest rates. To mitigate the currency exchange risks, a substantial majority of our revenue, material and equipment supplies are transacted in U.S. dollars. We may employ derivative instruments such as forward foreign currency swaps, foreign currency contracts and options and interest rate swaps to manage our foreign exchange and interest rate exposures. These instruments are generally used to reduce or eliminate the financial risks associated with our assets and liabilities and not for trading purposes.
Investment and Interest Rates
     Our exposure to market risk associated with changes in interest rates primarily relates to our investment portfolio and debt obligations. We place our investments in time deposits and marketable securities. We mitigate default risk by investing in marketable securities that are of at least an “A” rating, as assigned by an internationally recognized credit rating organization, and major Singapore banks and government-linked companies. We have no material cash flow exposure due to rate changes for cash equivalents and short-term investments. The fair value of fixed rate debts will vary as interest rates change. The fair value of convertible notes is also impacted by the market price of our ordinary shares or ADSs. As of December 30, 2007, our short-term and long-term debt obligations for the $18.6 million of convertible notes, the $134.5 million of 2.5% convertible notes, the $215.0 million of 6.75% senior notes due 2011 and $150.0 million of 7.5% senior notes due 2010 bear fixed interest rate. The convertible notes have a yield to maturity of 4.25%. The 2.5% convertible notes, 6.75% senior notes due 2011 and 7.5% senior notes due 2010 bear interest of 2.5%, 6.75% and 7.5% per annum, respectively.
Currency Exchange Rates
     A portion of our costs is denominated in various foreign currencies, like the Singapore dollar, the Malaysian Ringgit, the South Korean Won, the Chinese Renminbi, the New Taiwan dollar, the Thai Baht and the Japanese Yen. As a result, changes in the exchange rates of these currencies or any other applicable currencies to the U.S. dollar will affect our cost of goods sold and operating margins and could result in exchange losses. We have entered into foreign currency contracts to mitigate financial risks associated with payroll costs, materials costs and other costs denominated in Singapore dollars, South Korean Won and Malaysia Ringgit to benefit from our expectations of future exchange rate fluctuations.
     Based on our overall currency rate exposure, we have adopted a foreign currency hedging policy for committed or forecasted currency exposures. As of December 30, 2007, we had a series of foreign currency forward contracts with total contract value of approximately $206.0 million, to hedge against fluctuation in Singapore dollars, South Korean Won, Malaysian Ringgit and Chinese Renminbi. We may utilize foreign currency swaps as well as foreign exchange forward contracts and options. These programs reduce, but do not always entirely eliminate, the impact of currency exchange movements. The goal of the hedging policy is to effectively manage risk associated with fluctuations in the value of the foreign currency, thereby making financial results more stable and predictable. However, we cannot assure you that any hedging policy we implement will be effective and we may experience reduced operating margins if any such policies are unsuccessful.
     We have performed sensitivity analyses as of December 31, 2006 and December 30, 2007 by measuring the change in fair values arising from a hypothetical 10% adverse movement in the exchange rates for all the currencies relative to the U.S. dollar, with all other variables held constant. The analyses cover our foreign currencies monetary denominated assets and liabilities. The foreign currency exchange rates we used were based on our closing exchange rates as of December 31, 2006 and December 30, 2007. The sensitivity analyses indicated that a hypothetical 10% adverse movement, after taking into account offsetting positions, would result in a further foreign exchange loss of $3.9 million and a foreign exchange gain of $0.7 million as of December 31, 2006 and December 30, 2007, respectively.
     Currency, maturity, interest rate and fair value information relating to our marketable securities and, short-term and long-term debt are disclosed in Notes 1(l), 4, 14, 15 and 25 to our audited consolidated financial statements, respectively.

22          STATS ChipPAC
Commodity Price
     We purchase certain raw materials in the normal course of business, which are affected by commodity prices. Therefore, we are exposed to some price volatility related to various market conditions outside our control. However, we employ various purchasing and pricing contract techniques in an effort to minimize volatility. Generally these techniques include setting in advance the price for products to be delivered in the future. We do not generally make use of financial instruments to hedge commodity prices, partly because of the contract pricing utilized. While price volatility can occur, which would impact profit margins, there are generally alternative suppliers available.
Limitations
     Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Annual Report 2007          23
MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) under the Exchange Act.
Internal control over financial reporting refers to a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:
•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and members of our Board of Directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.
Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process, and it is possible to design into the process safeguards to reduce, though not eliminate, this risk.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management evaluated the effectiveness of our internal control over financial reporting as of December 30, 2007 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (“COSO”), “Internal Control — Integrated Framework.”
Management excluded from its assessment, our internal controls over financial reporting at STATS ChipPAC (Thailand) Limited, a newly incorporated wholly-owned subsidiary, through which the acquisition of an assembly and test operations in Thailand was made on October 2, 2007. STATS ChipPAC (Thailand) Limited constituted 4.6% of our consolidated total assets at December 30, 2007 and 2.2% of our consolidated revenues for the year then ended.

24          STATS ChipPAC
Based on the foregoing, management has concluded that our internal control over financial reporting was effective as of December 30, 2007. Our independent registered public accounting firm, PricewaterhouseCoopers, has issued an audit report on our internal control over financial reporting, which is included herein.
Tan Lay Koon
President and Chief Executive Officer
John Lau Tai Chong
Senior Vice President, Chief Financial Officer
Singapore
March 7, 2008

Annual Report 2007          25
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
STATS ChipPAC Ltd.:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of STATS ChipPAC Ltd. and its subsidiaries at December 30, 2007 and December 31, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 2007 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 30, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits (which were integrated audits in 2007 and 2006). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
As discussed in Notes 1(ee) and 13 to the financial statements, the Company changed its method of accounting for uncertain tax positions in 2007 and as discussed in Notes 1(w) and 21 to the financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

26          STATS ChipPAC
The Company excluded from its assessment, the internal controls over financial reporting at STATS ChipPAC (Thailand) Limited, a newly incorporated wholly-owned subsidiary, through which the acquisition of an assembly and test operations in Thailand was made on October 2, 2007. STATS ChipPAC (Thailand) Limited constituted 4.6% of the Company’s consolidated total assets at December 30, 2007 and 2.2% of the Company’s consolidated revenues for the year then ended. Our audit of internal control over financial reporting of the Company did not include evaluation of the internal control over financial reporting of STATS ChipPAC (Thailand) Limited.
PricewaterhouseCoopers
Singapore
March 7, 2008

Annual Report 2007          F-1
STATS CHIPPAC LTD. AND SUBSIDIARIES

F-2          STATS ChipPAC
STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
In thousands of U.S. Dollars (except per share data)

		December 31,	December 30,
	Note	2006	2007
ASSETS
Current assets:
Cash and cash equivalents	3	$171,457	$213,461
Short-term marketable securities	4	45,126	29,230
Accounts receivable, net	5	243,779	271,360
Short-term amounts due from affiliates	2	2,506	9,292
Other receivables	6	6,975	6,877
Inventories	7	111,614	83,312
Prepaid expenses and other current assets	8	18,364	22,320

Total current assets		599,821	635,852
Long-term marketable securities	4	15,358	15,296
Long-term amounts due from affiliates	2	—	6,852
Property, plant and equipment, net	9	1,192,830	1,276,490
Investment in equity investee	2	10,292	10,350
Intangible assets	10	41,846	40,754
Goodwill	11	513,512	547,958
Long-term restricted cash		981	1,612
Prepaid expenses and other non-current assets	8	83,640	61,790

Total assets		$2,458,280	$2,596,954

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payable		$167,722	$164,300
Payables related to property, plant and equipment purchases		34,277	70,744
Accrued operating expenses	12	97,627	109,516
Income taxes payable		6,810	17,250
Short-term borrowings	14	592	50,300
Amounts due to affiliates	2	45	1,651
Current obligations under capital leases		3,680	—
Current installments of long-term debts	15	61,101	190,481

Total current liabilities		371,854	604,242
Long-term debts, excluding current installments	15	697,523	423,853
Other non-current liabilities	17	84,807	125,093

Total liabilities		1,154,184	1,153,188
Minority interest		57,946	59,797
Share capital:
Ordinary shares — Issued ordinary shares — 2,002,814,117 in 2006 and 2,047,333,663 in 2007	18, 19	1,847,002	1,891,546
Accumulated other comprehensive loss	20	(7,714)	(7,605)
Accumulated deficit		(593,138)	(499,972)

Total shareholders’ equity		1,246,150	1,383,969
Commitments and contingencies	22

Total liabilities and shareholders’ equity		$2,458,280	$2,596,954

See accompanying notes to consolidated financial statements.

Annual Report 2007          F-3

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands of U.S. Dollars (except per share data)

		Year Ended
		December 25,	December 31,	December 30,
	Note	2005	2006	2007
Net revenues		$1,157,253	$1,616,933	$1,651,560
Cost of revenues		(968,023)	(1,290,773)	(1,330,284)

Gross profit		189,230	326,160	321,276

Operating expenses:
Selling, general and administrative		135,751	139,466	112,593
Research and development		26,071	30,446	34,918
Tender offer expenses		—	—	10,922
Held for sale asset impairment		—	—	1,725
Restructuring charges	23	830	1,938	990

Total operating expenses		162,652	171,850	161,148

Operating income		26,578	154,310	160,128

Other income (expense), net:
Interest income		6,414	5,401	7,258
Interest expense		(42,629)	(45,816)	(40,450)
Foreign currency exchange gain (loss)		531	(1,578)	2,487
Equity income from investment in equity investee		—	152	102
Other non-operating income (expense), net	24	(1,076)	108	(442)

Total other expense, net		(36,760)	(41,733)	(31,045)

Income (loss) before income taxes		(10,182)	112,577	129,083
Income tax expense	13	(9,689)	(25,759)	(29,581)

Income (loss) before minority interest		(19,871)	86,818	99,502
Minority interest		(6,440)	(10,010)	(5,818)

Net income (loss)		$(26,311)	$76,808	$93,684

Net income (loss) per ordinary share:
— basic		$(0.01)	$0.04	$0.05
— diluted		$(0.01)	$0.04	$0.04

Net income (loss) per ADS:
— basic		$(0.13)	$0.39	$0.46
— diluted		$(0.13)	$0.37	$0.44

Ordinary shares (in thousands) used in per ordinary share calculation:
— basic		1,961,950	1,991,110	2,032,962
— diluted		1,961,950	2,161,545	2,188,687

ADS (in thousands) used in per ADS calculation:
— basic		196,195	199,111	203,296
— diluted		196,195	216,154	218,869
See accompanying notes to consolidated financial statements.

F-4          STATS ChipPAC

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
In thousands of U.S. Dollars

	Year Ended
	December 25,	December 31,	December 30,
	2005	2006	2007
Net income (loss)	$(26,311)	$76,808	$93,684
Other comprehensive income (loss)
Unrealized income (loss) on available-for-sale marketable securities	(247)	(5)	9
Realized (gain) loss on available-for-sale marketable securities included in net income (loss)	—	(5)	131
Unrealized gain on hedging instruments	133	3,058	1,736
Realized gain on hedging instruments included in net income (loss)	(3,143)	(3,157)	(2,034)
Foreign currency translation adjustment	(2,455)	967	267

Comprehensive income (loss)	$(32,023)	$77,666	$93,793

See accompanying notes to consolidated financial statements.

Annual Report 2007          F-5

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
In thousands of U.S. Dollars

				Accumulated
			Additional	Other		Total
			Paid-in	Comprehensive	Accumulated	Shareholders’
	Ordinary Shares		Capital	Loss	Deficit	Equity
	No.
	(In thousands)
Balances at January 1, 2005	1,944,330	$298,233	$1,507,612	$(2,860)	$(643,635)	$1,159,350
Share issuances	31,962	4,819	8,702	—	—	13,521
Share-based compensation	—	—	743	—	—	743
Effect of subsidiary’s equity transaction	—	—	61	—	—	61
Net loss	—	—	—	—	(26,311)	(26,311)
Other comprehensive loss	—	—	—	(5,712)	—	(5,712)

Balances at December 25, 2005	1,976,292	303,052	1,517,118	(8,572)	(669,946)	1,141,652
Share issuances	26,522	13,197	57	—	—	13,254
Share-based compensation	—	13,688	—	—	—	13,688
Effect of abolition of the share par value	—	1,517,175	(1,517,175)	—	—	—
Effect of subsidiary’s equity transaction	—	(110)	—	—	—	(110)
Net income	—	—	—	—	76,808	76,808
Other comprehensive income	—	—	—	858	—	858

Balances at December 31, 2006	2,002,814	1,847,002	—	(7,714)	(593,138)	1,246,150
Adjustment for initial adoption of FIN 48	—	—	—	—	(518)	(518)

Balances at January 1, 2007, as adjusted	2,002,814	1,847,002	—	(7,714)	(593,656)	1,245,632
Share issuances	27,794	19,851	—	—	—	19,851
Conversion of convertible subordinated notes	16,726	15,500	—	—	—	15,500
Share-based compensation	—	8,869	—	—	—	8,869
Net income	—	—	—	—	93,684	93,684
Effect of subsidiary’s equity transaction	—	324	—	—	—	324
Other comprehensive income	—	—	—	109	—	109

Balances at December 30, 2007	2,047,334	$1,891,546	$—	$(7,605)	$(499,972)	$1,383,969

See accompanying notes to consolidated financial statements.

F-6          STATS ChipPAC

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands of U.S. Dollars

	Year Ended
	December 25,	December 31,	December 30,
	2005	2006	2007
Cash Flows From Operating Activities
Net income (loss)	$(26,311)	$76,808	$93,684
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	254,138	266,317	254,352
Amortization of leasing prepayments	25,790	7,386	11
Debt issuance cost amortization	1,961	2,371	2,561
(Gain) loss on sale of property, plant and equipment	1,529	1,251	(17)
Impairment of assets held for sale	—	—	1,725
Accretion of discount on convertible notes	7,414	6,618	4,830
Loss from repurchase and redemption of senior and convertible notes	1,653	500	—
Foreign currency exchange (gain) loss	(134)	758	724
Share-based compensation expense	743	13,688	8,869
Deferred income taxes	9,351	19,853	(3,675)
Minority interest in income of subsidiary	6,440	10,010	5,818
Equity income from investment in equity investee	—	(152)	(102)
Others	535	1,004	1,604
Changes in operating working capital:
Accounts receivable	(91,340)	(2,789)	(27,581)
Amounts due from affiliates	(4,187)	4,304	(13,638)
Inventories	(24,793)	(32,268)	29,599
Other receivables, prepaid expenses and other assets	3,516	7,355	7,112
Accounts payable, accrued operating expenses and other payables	104,499	44,774	44,030
Amounts due to affiliates	(75)	(17)	1,606

Net cash provided by operating activities	270,729	427,771	411,512

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$15,726	$35,391	$19,660
Proceeds from maturity of marketable securities	787	20,841	23,599
Purchases of marketable securities	(32,017)	(80,866)	(27,450)
Investment in equity investee	—	(10,154)	—
Acquisition of intangible assets	(4,853)	(6,419)	(6,762)
Acquisition of business	—	—	(100,000)
Purchases of property, plant and equipment	(245,775)	(393,643)	(232,288)
Proceeds from sale of assets held for sale	—	4,027	21,829
Others, net	3,139	5,040	2,324

Net cash used in investing activities	(262,993)	(425,783)	(299,088)

Cash Flows From Financing Activities
Repayment of short-term debts	$(143,276)	$(42,290)	$(6,549)
Repayment of long-term debts	(37,670)	(27,627)	(170,518)
Proceeds from issuance of shares, net of expenses	13,521	13,254	19,851
Proceeds from issuance of senior and convertible notes, net of expenses	146,535	—	—
Repurchase and redemption of senior and convertible notes	(167,263)	(50,500)	(36,800)
Proceeds from promissory notes	—	—	50,000
Proceeds from bank borrowings	188,085	60,308	82,857
(Increase) decrease in restricted cash	(1,487)	1,627	(631)
Grants received	246	—	—
Capital lease payments	(11,737)	(7,091)	(3,680)
Distribution to minority interest in subsidiary	—	(2,542)	(4,980)
Contribution by minority interest in subsidiary, net	3,623	—	—

Net cash provided by financing activities	(9,423)	(54,861)	(70,450)

Net increase (decrease) in cash and cash equivalents	(1,687)	(52,873)	41,974
Effect of exchange rate changes on cash and cash equivalents	(1,102)	(390)	30
Cash and cash equivalents at beginning of the year	227,509	224,720	171,457

Cash and cash equivalents at end of the year	$224,720	$171,457	$213,461

Supplementary Cash Flow Information
Interest paid	$40,738	$28,307	$31,652
Income taxes paid	185	1,418	6,158
Non-cash items
Issuance of shares on conversion of convertible notes	—	—	15,500
Equipment acquired under capital leases	$4,150	$—	$—
See accompanying notes to consolidated financial statements.

Annual Report 2007          F-7
STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data)
1. Background and Summary of Significant Accounting Policies
(a) Business and Organization
STATS ChipPAC Ltd. (“STATS ChipPAC” and together with its subsidiaries, the “Company”) is an independent provider of a full range of semiconductor test and packaging services. The Company has operations in Singapore, South Korea, China, Malaysia, Thailand, Taiwan, the United Kingdom, the Netherlands, Japan and in the United States of America, its principal market.
On October 5, 2007, Winstek Semiconductor Corporation changed its name to STATS ChipPAC Taiwan Semiconductor Corporation. The Company owned approximately 52% of STATS ChipPAC Taiwan Semiconductor Corporation’s total shares outstanding as of December 30, 2007.
Temasek Holdings (Private) Limited (“Temasek”), through its wholly-owned subsidiary, Singapore Technologies Semiconductors Pte Ltd (“STSPL”), beneficially owned approximately 83.1% of the Company as of December 30, 2007. Temasek, a private limited company incorporated in Singapore, is wholly-owned by the Minister for Finance (Incorporated) of Singapore, a body constituted by the Minister for Finance (Incorporation) Act (Cap. 183).
Acquisition of LSI Corporation’s assembly and test facility in Thailand
On October 2, 2007, the Company consummated the previously announced definitive agreement with LSI Corporation (“LSI”) to acquire LSI’s assembly and test operation in Thailand for an aggregate purchase price of approximately $100,000, payable over the next four years. The Company financed the initial payment of $50,000 of the purchase consideration with the Company’s cash and cash equivalents, and issued promissory notes bearing interest of 6.0% per annum for the remainder of the purchase price. The purchase price was assigned primarily to property, plant and equipment, and goodwill. The impact of the acquisition was not material to the Company’s consolidated financial position and results of operations.
Temasek’s Subsidiary, Singapore Technologies Semiconductors Pte Ltd’s Tender Offer
On March 1, 2007, STSPL, a wholly-owned subsidiary of Temasek, announced its intention to launch a voluntary conditional cash tender offer for the ordinary shares and American Depositary Shares (“ADSs”) of the Company that STSPL did not already own. The tender offer also included an offer by STSPL for the Company’s outstanding $115,000 aggregate principal amount of zero coupon convertible notes due 2008 and $150,000 aggregate principal amount of 2.5% convertible subordinated notes due 2008. Concurrently with the tender offer, STSPL made an options proposal to all holders of options granted under STATS ChipPAC share option plans.
On May 18, 2007, the tender offer closed with STSPL and its concert parties holding 83.1% of the outstanding ordinary shares (including ordinary shares represented by ADSs, but excluding the ordinary shares issuable upon the potential conversion of the $134,500 aggregate principal amount of the 2.5% convertible subordinated notes due 2008 acquired by STSPL) and $134,500 aggregate principal amount of the 2.5% convertible subordinated notes due 2008.
As of December 30, 2007, Temasek, through its wholly-owned subsidiary, STSPL, beneficially owned approximately 83.1% of the Company’s outstanding ordinary shares. As of December 30, 2007, STSPL (and through its ownership of STSPL, Temasek) beneficially owned 1,845,715,689 ordinary shares (including ordinary shares represented by ADSs and ordinary shares into which the $134,500 aggregate principal amount of 2.5% convertible subordinated notes due 2008 beneficially owned by STSPL may be converted), representing 84.2% of the issued ordinary shares (including in the numerator and the denominator the ordinary shares issuable upon conversion of the 2.5% convertible subordinated notes due 2008 beneficially owned by STSPL).
In 2007, the Company recorded tender offer expenses of $10,922, consisting of investment banking, legal, accounting, insurance, printing and other costs associated with the tender offer.

F-8          STATS ChipPAC
STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
(b) Fiscal Year
Since the beginning of fiscal 2005, the Company has employed fiscal year and fiscal quarter reporting periods. STATS ChipPAC’s 52-53 week fiscal year ends on the Sunday nearest and prior to December 31. STATS ChipPAC’s fiscal quarters end on a Sunday and are generally thirteen weeks in length. Fiscal year 2007, a 52-week year, ended on December 30, 2007, fiscal year 2006, a 53-week year, ended on December 31, 2006, and fiscal year 2005, a 52-week year, ended on December 25, 2005. Unless otherwise stated, all years and dates refer to STATS ChipPAC’s fiscal years.
(c) Accounting Principles
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) consistently applied for all periods.
(d) Principles of Consolidation
The consolidated financial statements include the consolidated accounts of STATS ChipPAC and its majority-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.
(e) Issuances of Stock by Subsidiaries
Changes in the Company’s proportionate share of the underlying net equity of a subsidiary, which result from the issuance of additional stock to third parties, are recognized as increases or decreases to shareholders’ equity.
(f) Use of Estimates
The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Significant estimates made by management include: the useful lives of property, plant and equipment and intangible assets as well as future cash flows to be generated by those assets; discounts and allowances relating to volume purchases and other incentive programs offered to customers, allowances for doubtful accounts, sales returns; valuation allowances for deferred tax assets; provision for inventory losses; fair value of reporting units; and contingent liabilities, among others. Determining the fair value of purchased intangible asset is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, assumed royalty rates, future economic and market conditions and determination of appropriate market comparables. Actual results could differ from these estimates.
(g) Foreign Currency Transactions
The Company predominantly utilizes the U.S. dollar as its functional currency. Assets and liabilities which are denominated in foreign currencies are converted into the functional currency at the rates of exchange prevailing at the balance sheet date. Income and expenses which are denominated in foreign currencies are converted at the average rates of exchange prevailing during the period. Foreign currency transaction gains or losses are included in results of operations.
STATS ChipPAC Taiwan Semiconductor Corporation designates the New Taiwan Dollar as its functional currency. Where the functional currency of a subsidiary is other than the Company’s U.S. dollar reporting currency, the financial statements are translated into U.S. dollars using exchange rates prevailing at the balance sheet date for assets and liabilities and average exchange rates for the reporting period for the results of operations. Adjustments resulting from translation of such foreign subsidiary financial statements are reported within accumulated other comprehensive loss, which is reflected as a separate component of shareholders’ equity.

Annual Report 2007          F-9
STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
(h) Certain Risks and Concentrations
The Company’s customers are comprised of companies in the semiconductor industry located primarily in the United States of America, Europe and Asia. The semiconductor industry is highly cyclical and experiences significant fluctuations in customer demand, evolving industry standards, competitive pricing pressure that leads to steady declines in average selling prices, rapid technological changes, risk associated with foreign currencies and enforcement of intellectual property rights. Additionally, the market in which the Company operates is very competitive. As a result of these industry and market characteristics, key elements of competition in the independent semiconductor packaging market include breadth of packaging offerings, time-to-market, technical competence, design services quality, production yields, reliability of customer service and price.
The Company’s largest customer accounted for approximately 12%, 11% and 10% of revenues in 2005, 2006 and 2007, respectively. The Company’s ten largest customers collectively accounted for approximately 70%, 65% and 67% of revenues in 2005, 2006 and 2007, respectively. The withdrawal of commitment from any major customer for products, or the loss of or default by any of these major customers could have an adverse effect upon the Company’s financial position, results of operations and cash flows. The Company mitigates the concentration of credit risk in trade receivables through the Company’s credit evaluation process, credit policies, credit control and collection procedures.
Cash and cash equivalents are deposited with financial institutions primarily in Singapore, South Korea, China, Malaysia, British Virgin Islands, Taiwan, Thailand and the United States of America. Deposits in the financial institutions may exceed the amount of insurance provided on such deposits, if any. The Company utilizes forward contracts to protect against the effects of foreign currency fluctuations. Such contracts involve the risk of non-performance by the counterparty, which could result in a material loss. The Company has not experienced any such losses to date from non-performance by its counterparties.
South Korean, Chinese, Malaysian and Thailand foreign currency exchange regulators may place restrictions on the flow of foreign funds into and out of those countries. The Company is required to comply with these regulations when entering into transactions in foreign currencies in South Korea, China, Malaysia and Thailand.
(i) Cash and Cash Equivalents
Cash equivalents consist of highly liquid investments that are readily convertible into cash and have original maturities of three months or less. Cash and cash equivalents consisted of cash, deposit accounts, money market funds and foreign government treasury bills as of December 30, 2007.
(j) Restricted Cash
Restricted cash consists of time deposits and government bonds held in connection with foreign regulatory requirement and as collateral for bank loans. As of December 31, 2006 and December 30, 2007, there were $981 and $1,612 of long-term restricted cash, respectively.
(k) Derivative Instruments and Hedging Activities
The Company recognizes all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of derivatives and the effect on the consolidated financial statements will depend on the derivatives’ hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair values of cash flows of the asset or liability hedged.
The Company operates in various countries, and accordingly, is subject to the inherent risks associated with foreign exchange rate movements. The Company has established risk management policies for committed or forecasted exposures to protect against volatility of future cash flows. These programs reduce, but do not always entirely eliminate, the impact of the currency exchange or commodity price movements.
In 2006 and 2007, the Company entered into foreign currency forward contracts to protect the Company from fluctuations in exchange rates. At December 31, 2006, and December 30, 2007, the Company had a series

F-10          STATS ChipPAC
STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
of foreign currency forward contracts qualifying as cash flow hedges with total contract value of approximately $147,000 and $206,000, respectively. The duration of these instruments are generally less than 12 months. At December 30, 2007, the Company had realized and unrealized gain of $2,034 and $1,736, respectively, on its foreign currency forward contracts. At December 31, 2006, the Company had realized and unrealized gain of $3,157 and $3,058, respectively, on its foreign currency forward contracts. Certain foreign currency forward contracts to economically hedge certain committed exposures are not designated as hedges. Accordingly, the changes in fair value of these foreign currency forward contracts are reported in earnings.
(l) Marketable Securities
Marketable securities at December 31, 2006 and December 30, 2007 consist of corporate debt securities and certificates of deposits denominated in U.S. dollars, Chinese Renminbi and New Taiwan dollars. The Company classifies its securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.
Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, if any, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive loss until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.
A decline in the market value of individual available-for-sale or held-to-maturity securities below cost that is deemed to be other than temporary results in a reduction in its carrying amount to fair value, with the impairment charged to earnings and a new cost basis for the security being established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned.
(m) Inventories
Inventories are stated at the lower of standard cost, which approximates actual cost determined on the weighted average basis, or market value. Reserves are established for excess and obsolete inventories based on estimates of salability and forecasted future demand. The Company generally does not take ownership of customer supplied semiconductors, and accordingly does not include them as part of the Company’s inventories.
(n) Equity Method Investments
Investments in entities in which the Company can exercise significant influence, but owns less than a majority equity interest, are accounted for using the equity method of accounting. The Company’s unrealized profit arising from sales by the Company to equity method investee are eliminated to the extent of the Company’s ownership. In 2006, the Company acquired a 25% shareholding in Micro Assembly Technologies Limited (“MAT”) for $10,154.
(o) Business Combination
Business combinations are accounted for using the purchase method accounting. Business combinations which are accounted for under the purchase method accounting include the results of operations of the acquired business from the effective date of acquisition. Any excess of the purchase price over estimated fair values of the net assets acquired is recorded as goodwill.

Annual Report 2007          F-11
STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
(p) Goodwill
The Company tests goodwill for impairment on an annual basis in the designated quarters for its different reporting units, and whenever circumstances indicate the carrying value of the goodwill may have been impaired. The impairment test is performed by first comparing the fair value of the applicable reporting unit to its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the impairment test is performed to determine the amount of impairment loss, if any. The second step of the test involves the comparison of the implied fair value of the goodwill to its carrying value. If the carrying value of reporting unit goodwill exceeds its implied fair value, an impairment loss is recognized for an amount equal to the excess. The implied fair value of reporting unit is determined in the same manner as the amount of goodwill recognized in a purchase business combination.
The estimates of fair value of a reporting unit are determined using various valuation techniques with the primary technique being a discounted cash flow analysis. A discounted cash flow analysis requires the Company to make various judgmental assumptions including assumptions about future cash flows, growth rates and discount rates. The assumptions about future cash flows and growth rates are based on the Company’s budget and long-term plans. In estimating fair values of its reporting units, the Company also uses comparable market analyses.
(q) Intangible Assets
The Company acquires patent rights and technology licenses from other companies for use in its processes. Cost of the technology licenses is amortized over the shorter of the useful life or license period. In addition, intangible assets acquired in business combinations accounted for under the purchase method of accounting are recorded at fair value on the Company’s consolidated balance sheet at the date of acquisition. In connection with the merger with ChipPAC, Inc. (“ChipPAC”), the cost of intangible assets acquired comprising tradenames, technology, intellectual property and customer relationships, software and licenses, were recorded based on the fair values of those intangible assets on August 5, 2004 based on management’s estimate of the fair value of these intangible assets. Management considered a number of factors when estimating fair value, including appraisals, discounted cash flow analysis, estimated royalty rates and appropriate market comparables.
Acquired intangible assets are stated at cost less accumulated amortization. Amortization is calculated on the straight-line method over the following periods:

Tradenames	7 years
Technology and intellectual property	10 years
Customer relationships	2 years
Software and licenses	3 to 5 years
(r) Property, Plant and Equipment
Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the following periods:

Land use rights	50 to 99 years
Building, mechanical and electrical installation	3 to 25 years
Equipment	2 to 8 years
No depreciation is provided on property, plant and equipment under installation or construction and freehold land. Repairs and replacements of a routine nature are expensed, while those that extend the life of an asset are capitalized.
Plant and equipment under capital leases are stated at the present value of minimum lease payments and are amortized straight-line over the estimated useful life of the assets.

F-12          STATS ChipPAC
STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
(s) Long-Lived Assets
The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Recoverability of a long-lived asset is measured by a comparison of the carrying amount to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If such asset is considered to be impaired, the impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.
For long-lived assets held for sale, the carrying value is measured at the lower of its carrying amount or fair value less cost to sell and depreciation is ceased. Long-lived assets to be abandoned will be considered held and used until it is disposed of.
(t) Comprehensive Income (Loss)
The Company applies SFAS No. 130, “Reporting Comprehensive Income” with respect to reporting and presentation of comprehensive income (loss) and its components in a full set of financial statements. Comprehensive income (loss) consists of net income, foreign currency translation adjustments and unrealized gain or loss on available-for-sale marketable securities and hedging instruments, and is presented in the consolidated statements of comprehensive income (loss).
(u) Revenue Recognition
Revenue is derived primarily from wafer probe and bumping, packaging and testing of semiconductor integrated circuits. Net revenues represent the invoiced value of services rendered net of returns, trade discounts and allowances, and excluding goods and services tax.
Revenue is recognized when there is evidence of an arrangement, fees are fixed or determinable, collectibility is reasonably assured, the service has been rendered, the revenue to be recognized is billable under the terms of the arrangement and not contingent upon completion of undelivered services, and, where applicable, delivery has occurred and risk of loss has passed to the customer. Such policies are consistent with the provisions in Securities Exchange Commission’s Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements.”
The Company generally does not take ownership of customer supplied semiconductors as these materials are sent to the Company on a consignment basis. Accordingly, the values of the customer supplied materials are neither reflected in revenue nor in cost of revenue.
Provisions are made for estimates of potential sales returns and discounts allowance for volume purchases and early payments and are recorded as a deduction from gross revenue based upon historical experience and expectations of customers’ ultimate purchase levels and timing of payment. Actual revenues may differ from estimates if future customer purchases or payment timing differ, which may happen as a result of changes in general economic conditions, market demand for the customers’ products, or by customers’ desire to achieve payment timing discounts. Actual returns and discounts have not historically been significantly different from estimates. In addition, specific returns and discounts are provided for at the time their existence is known and the amounts are estimable.
The following sets forth the percentage of net revenues by packaging products group and testing services:

	Year Ended
	December 25,	December 31,	December 30,
	2005	2006	2007
Revenue
— packaging — array	50.2%	55.5%	56.3%
— packaging — leaded	22.0	18.3	18.4
— test and other services	27.8	26.2	25.3

Total	100.0%	100.0%	100.0%

Annual Report 2007          F-13
STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Provisions are made for collectibility of accounts receivable when there is doubt as to the collectibility of individual accounts. Collectibility is assessed based on the age of the balance, the customer’s historical payment history, its current credit-worthiness and current economic trends.
(v) Grants
Asset-related government grants consist of grants for the purchase of equipment used for research and development activities. Asset-related grants are presented in the consolidated balance sheet as deferred grants and are credited to income on the straight-line basis over the estimated useful lives of the relevant assets.
Income-related government grants are subsidies of training and research and development expenses. Income-related grants are credited to income when it becomes probable that expenditures already incurred will constitute qualifying expenditures for purposes of reimbursement under the grants, which is typically substantially concurrent with the expenditures.
There are no restrictions on transferring technology or manufacturing products developed with government grants.
(w) Share-Based Compensation
Share-based compensation represents the cost related to share-based awards made to employees and directors. Effective December 26, 2005, the Company adopted the provisions of SFAS No. 123(R), “Share-Based Payment” (“SFAS 123(R)”), which requires the measurement of share-based compensation expense for all share-based payment awards based on estimated fair value. The Company measures grant-date fair value estimates, and recognizes the share-based compensation expense on a graded vesting basis net of estimated forfeitures over the requisite service period. Prior to December 26, 2005, the Company measured share-based employee compensation expense in accordance with the intrinsic method of APB No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and its related interpretations, and included pro forma information in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.”
In March 2005, the Securities and Exchange Commission released SEC Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB 107”). SAB 107 contains interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations, as well as provides the SEC’s views regarding the valuation of share-based payment. The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R). At December 30, 2007, the Company has four share-based compensation plans, which are more fully described in Note 21.
(x) Employee Benefit Plans
STATS ChipPAC Taiwan Semiconductor Corporation operates a defined benefit retirement plan for a substantial portion of its employees in Taiwan in accordance with the Labor Standards Law in Taiwan. Pension benefits are generally based on years of service and average salary for the six months prior to the approved retirement date. STATS ChipPAC Taiwan Semiconductor Corporation contributes 2% of eligible wages and salaries on a monthly basis to a pension fund maintained with the Central Trust of China, as required by the Labor Standards Law. At each year end, STATS ChipPAC Taiwan Semiconductor Corporation actuarially determines pension benefit costs and obligations using the projected unit credit method, and the amounts calculated depend on a variety of assumptions. These assumptions include discount rates, rates for expected returns on plan assets, mortality rates and retirement rates. The funding of the pension plan is determined in accordance with statutory funding requirements. STATS ChipPAC Taiwan Semiconductor Corporation is obligated to make up any shortfall in the plan’s assets in meeting the benefits accrued to the participating staff. As of December 30, 2007, there was no shortfall in the plan’s assets. Total pension plan expenses in 2005, 2006 and 2007 were approximately $55, $5 and $7, respectively.

F-14          STATS ChipPAC

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
STATS ChipPAC, Inc. and STATS ChipPAC Test Services, Inc. have a 401(k) savings plan where the Company matches 50% of employee contributions up to 6% of eligible employee compensation. The Company’s matching contributions under the 401(k) plan were $395, $457 and $470 in 2005, 2006 and 2007, respectively. The matching contributions are accrued monthly based upon actual employee contribution. The expenses relating to the plan are a minimum annual charge of $2 and $0.028 per person and are accrued on a monthly basis. Returns of the 401(k) plan from investments in mutual funds are calculated daily by an external administrator who administers the plan.
Employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with STATS ChipPAC Korea Ltd. (“STATS ChipPAC Korea”), based on their length of service and rate of pay at the time of termination. Accrued severance benefits are adjusted annually for all eligible employees based on their employment as of balance sheet date. In accordance with the National Pension Act of South Korea, a certain portion of severance benefits has been deposited with the Korean National Pension Fund and deducted from accrued severance benefits. The amount contributed will be refunded to employees from the Korean National Pension Fund upon retirement. Annual severance benefits expense charged to operations is based upon the change in the accrued severance benefits payable at the balance sheet date. The expense for severance benefits for the years ended December 25, 2005, December 31, 2006 and December 30, 2007 were approximately $6,333, $9,119 and $10,671, respectively.
Under the Labor Standards Law in Thailand, employees with more than 120 days of service are entitled to receive a lump sum payment upon retirement or involuntary termination of their employment with STATS ChipPAC (Thailand) Limited, based on their length of service and the latest salary at the time of retirement or involuntary termination. The expense for severance benefits for the year ended December 30, 2007 was approximately $1,360.
The Company participates in a number of defined contribution retirement benefit plans in certain countries of operations. Contributions are based on a percentage of each eligible employee’s salary and are expensed as the related salaries are incurred. The Company incurred expenses of approximately $10,711, $12,849 and $15,331 with respect to these retirement plans in 2005, 2006 and 2007, respectively.
(y) Operating Leases
Rental payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.
(z) Product Warranties
The Company guarantees that work performed will be free from any defects in workmanship, materials and manufacture generally for a period ranging from three to twelve months to meet the stated functionality as agreed to in each sales arrangement. Products are tested against specified functionality requirements prior to delivery, but the Company nevertheless from time to time experiences claims under its warranty guarantees. The Company accrues for estimated warranty costs under those guarantees based upon historical experience, and for specific items at the time their existence is known and the amounts are determinable. Warranty costs incurred in 2005, 2006 and 2007 were insignificant.
(aa) Research and Development
Research and development costs are expensed as incurred.

Annual Report 2007          F-15

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
(bb) Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for loss carryforwards and other deferred tax assets where it is more likely than not that such loss carryforwards and deferred tax assets will not be realized.
In the ordinary course of business there is inherent uncertainty in quantifying the Company’s income tax positions. The Company assesses, its income tax positions and record tax benefits for all years subject to examination based upon evaluation of the facts, circumstances, and information available at the reporting dates. For those tax positions where it is more-likely-than-not that a tax benefit will be sustained, the Company records the tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more-likely-than-not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense. Penalties, if incurred, would be recognized as a component of income tax expense.
The Company adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” (“FIN 48”) at the beginning of the first quarter of 2007. As a result of this adoption, the Company recognized a charge of approximately $518 to the January 1, 2007 accumulated deficit balance.
(cc) Net Income (Loss) Per Share
Basic net income (loss) per share is computed using the weighted average number of ordinary shares outstanding. Diluted net income (loss) per share is computed using the weighted average number of ordinary shares outstanding and dilutive potential ordinary shares from the assumed exercise of share options outstanding during the period, if any, using the treasury stock method plus other potentially dilutive securities outstanding, such as convertible notes.
The Company excluded certain potentially dilutive securities for each period presented from its diluted net income (loss) per share computation because either the exercise price of the securities exceeded the average fair value of the Company’s ordinary shares or the Company had net losses, and therefore these securities were anti-dilutive.
A summary of the excluded potentially dilutive securities outstanding and the range of related exercise prices follows:

	December 25,	December 31,	December 30,
	2005	2006	2007
Convertible notes	287,999	82,454	10,613
Share options	124,175	103,508	15,609
The conversion price of convertible notes outstanding was approximately $0.93 to $1.75 per share (equivalent to approximately $9.27 to $17.53 per ADS) as of December 30, 2007. The weighted average exercise prices of share options outstanding were approximately $1.01, $0.99 and $1.51 (equivalent to $10.10, $9.90 and $15.10 per ADS) as of December 25, 2005, December 31, 2006 and December 30, 2007, respectively. The excluded share options have per share exercise prices ranging from approximately $0.14 to $3.99 (equivalent to $1.40 to $39.90 per ADS) as of December 25, 2005, $0.68 to $3.99 (equivalent to $6.80 to $39.90 per ADS) as of December 31, 2006 and $1.07 to $3.99 (equivalent to $10.70 and $39.90 per ADS) as of December 30, 2007.

F-16          STATS ChipPAC

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
The following is a reconciliation of the numerators and denominators of the basic and diluted net income (loss) per ordinary share computations for the periods presented below:

	Year Ended
	December 25,	December 31,	December 30,
	2005	2006	2007
Net income (loss)	$(26,311)	$76,808	$93,684
Adjusted net income (loss)	(26,311)	79,058	95,702

Weighted average number of ordinary shares outstanding (basic)	1,961,950	1,991,110	2,032,962
Weighted average dilutive shares from share plans	—	8,564	10,581
Weighted average dilutive convertible notes	—	161,871	145,144

Weighted average number of ordinary shares and equivalent ordinary shares outstanding (diluted)	1,961,950	2,161,545	2,188,687

(dd) Reclassifications
Certain reclassifications have been made to prior period amounts to conform with classifications used in the current year.
(ee) New Accounting Pronouncements
In July 2006, the FASB issued FIN 48. FIN 48 is an interpretation of SFAS No. 109, “Accounting for Income Taxes,” (“SFAS 109”) and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return. In addition, FIN 48 requires expanded disclosure with respect to the uncertainty in income taxes and is effective for fiscal year beginning after December 15, 2006. The Company has adopted FIN 48 effective at the beginning of the first quarter of 2007. See Note 13 for information on the adoption of FIN 48.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. The Company does not expect the adoption of SFAS 157 to have a material impact on the Company’s consolidated financial statements. In February 2008, the FASB issued staff position No. 157-2 (“FSP 157-2”) which delays the effective date of SFAS 157, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (annually). FSP 157-2 is effective for fiscal years beginning after November 15, 2008.
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS 158”). This standard requires employers to recognize the underfunded or overfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income, which is a component of stockholders’ equity. The new reporting requirements and related new footnote disclosure rules of SFAS 158 are effective for fiscal years ending after December 15, 2006. The adoption of SFAS 158 does not have a material impact on the Company’s consolidated financial statements. Additionally, SFAS 158 requires employers to measure the funded status of a plan as of the date of its year-end statement of financial position effective for fiscal year ending after December 15, 2008. The Company is currently evaluating the effect of the requirement of SFAS 158 related to measurement of the funded status of deferred benefit plans on its consolidated financial statements.

Annual Report 2007          F-17

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an Amendment of SFAS No. 115” (“SFAS 159”), which permits companies to measure certain financial assets and financial liabilities at fair value. SFAS 159 requires that unrealized gains and losses to be reported in earnings for items measured using the fair value option. SFAS 159 amends previous guidance to extend the use of the fair value option to available-for-sale and held-to-maturity securities. SFAS 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007. The Company is currently evaluating the effect of SFAS 159 on its consolidated financial statements.
In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141(R)”), which replaces SFAS No. 141, “Business Combinations.” SFAS 141(R) retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS 141(R) changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would also apply the provisions of SFAS 141(R). If such liabilities are settled for lesser amounts prior to the adoption of SFAS 141(R), the reversal of any remaining liability will affect goodwill. If such liabilities reverse subsequent to the adoption of SFAS 141(R), such reversals will affect the income tax provision in the period of reversal. Early adoption is not permitted. The Company is currently evaluating the effects, if any, that SFAS 141(R) may have on its financial statements; however, since the Company acquired significant deferred tax assets for which valuation allowances were recorded at the acquisition date, SFAS 141(R) could significantly affect the results of operations if changes in the valuation allowances occur subsequent to adoption. As of December 30, 2007, the Company has established deferred tax valuation allowances of $34,904 in purchase accounting. Refer to Note 13 for information on deferred tax valuation allowances.
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 requires the recognition of a noncontrolling (minority) interest as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling (minority) interest will be included in consolidated net income on the face of the income statement. It also amends certain of ARB No. 51’s consolidation procedures for consistency with the requirements of SFAS 141(R). This statement also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS 160 is effective for annual periods beginning after December 15, 2008 and should be applied prospectively. However, the presentation and disclosure requirements of the statement shall be applied retrospectively for all periods presented. The Company is currently evaluating the effect of SFAS 160 on its consolidated financial statements and anticipates that SFAS 160 will not have a significant impact on the reporting of its results of operations.
2. Related Party Transactions
As of December 30, 2007, Temasek, through its wholly-owned subsidiary, STSPL, beneficially owned approximately 83.1% of the Company’s outstanding ordinary shares. As of December 30, 2007, STSPL (and through its ownership of STSPL, Temasek) beneficially owned 1,845,715,689 ordinary shares (including ordinary shares represented by ADSs and ordinary shares into which the $134,500 aggregate principal amount of 2.5% convertible subordinated notes due 2008 beneficially owned by STSPL may be converted), representing 84.2% of the issued ordinary shares (including in the numerator and the denominator the ordinary shares issuable upon conversion of the 2.5% convertible subordinated notes due 2008 beneficially owned by STSPL).

F-18          STATS ChipPAC

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
The Company’s operations in Singapore are conducted in a building constructed on land held on a long-term operating lease from a statutory board of the Government of Singapore. The lease is for a 30-year period commencing March 1, 1996 and is renewable for a further 30 years subject to the fulfillment of certain conditions.
The Company has contracts with Chartered Semiconductor Manufacturing Ltd (“Chartered”), majority owned by Temasek through STSPL, to provide wafer sort, packaging and test services and priority usage of the Company’s testers in return for minimum loads and orders. Net revenues earned from Chartered in 2005, 2006 and 2007 were $12,647, $11,109 and $9,008, respectively.
The Company also engages in transacting with other companies, directly or indirectly controlled by Temasek, in the ordinary course of business. These transactions which include transactions for gas, water and electricity, facilities management, transportation and telecommunication services are at their prevailing market rates or prices and on customary terms and conditions. These expenses amounted to $14,672, $18,375 and $19,808 in 2005, 2006 and 2007, respectively.
The amounts owing by (to) affiliates were as follows:

	December 31,	December 30,
	2006	2007
Short-term and long-term amounts due from affiliates
Accounts receivable, net of allowance for sales returns	$2,506	$16,144

Amounts due to affiliates
Accounts payable	$(45)	$(1,651)

In 2006, the Company entered into an agreement to sell packaging and test equipment related to specific low lead count packages to Wuxi CR Micro-Assembly Technology Ltd. (“ANST”) for $35,000 payable over 4 years and a performance-based contingent earn-out of $5,000. ANST is a wholly owned subsidiary of MAT, of which the Company has a 25% shareholding. As a result of the planned sale of these assets to ANST, the Company has separately classified the related assets of $29,638 to assets held for sale, a component of other non-current assets. During 2006 and 2007, $2,429 and $17,145 of the related assets, respectively, have been transferred to ANST and $430 and $1,154 of gain has been recognized in 2006 and 2007, respectively. In addition to the transfer of assets, the Company entered into an agreement to provide sales and technical support to ANST on a quarterly commission basis from 2007 to 2009, of which $208 was earned in 2007.
3. Cash and Cash Equivalents
Cash and cash equivalents consist of the following:

	December 31,	December 30,
	2006	2007
Cash at banks and on hand	$62,551	$110,756
Cash equivalents
Bank fixed deposits	77,309	23,022
Money market funds	30,039	79,056
Foreign government treasury bills	1,558	627

	$171,457	$213,461

4. Marketable Securities
Marketable securities consist of the following:

	December 31, 2006				December 30, 2007
		Gross	Gross			Gross	Gross
	Amortized	Unrealized	Unrealized	Fair	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value
Available-for-sale corporate debt securities and certificates of deposits	$61,521	$35	$(1,072)	$60,484	$45,423	$—	$(897)	$44,526

Annual Report 2007          F-19

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Maturities of marketable securities (at fair value) are as follows:

	December 31,	December 30,
	2006	2007
Marketable securities:
Due in one year or less	$45,126	$29,230
Due after one year through five years	1,074	1,064
Due after five years	14,284	14,232

	$60,484	$44,526

Gross realized gains and losses in 2005 were $nil and $nil, respectively. Gross realized gains and losses in 2006 were $5 and $nil, respectively. Gross realized gains and losses in 2007 were $127 and $258, respectively. Proceeds from the sales or maturities of available-for-sale marketable securities during 2005, 2006 and 2007 were $16,513, $56,232 and $43,259, respectively.
5. Accounts Receivable
Accounts receivable consists of the following:

	December 31,	December 30,
	2006	2007
Accounts receivable — third parties	$247,185	$277,628
Allowance for sales returns	(3,406)	(6,268)

	$243,779	$271,360

Movements in the allowance for sales returns are as follows:

	Year Ended
	December 25,	December 31,	December 30,
	2005	2006	2007
Beginning	$1,899	$2,840	$3,406
Utilized during the year	(1,094)	—	(98)
Charged during the year	2,517	3,034	4,681
Writeback during the year	(482)	(2,468)	(1,721)

Ending	$2,840	$3,406	$6,268

6. Other Receivables
Other receivables consist of the following:

	December 31,	December 30,
	2006	2007
Deposits and staff advances	$718	$923
Forward contract receivable	196	299
Taxes receivable	2,533	1,969
Other receivables	3,528	3,686

	$6,975	$6,877

7. Inventories
Inventories consist of the following:

	December 31,	December 30,
	2006	2007
Raw materials	$88,339	$65,877
Work-in-progress	19,395	14,872
Finished goods	3,880	2,563

	$111,614	$83,312

F-20          STATS ChipPAC

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
8. Prepaid Expenses and Other Assets
Prepaid expenses and other current assets consist of the following:

	December 31,	December 30,
	2006	2007
Leasing prepayments	$11	$—
Other prepayments and assets	14,035	8,241
Deferred income tax assets	289	1,207
Loans to a vendor	4,029	3,529
Assets held for sale	—	9,343

	$18,364	$22,320

Prepaid expenses and other non-current assets consist of the following:

	December 31,	December 30,
	2006	2007
Leasing prepayments	$—	$248
Deferred income tax assets	39,028	39,609
Other deposits	285	303
Loans to a vendor	4,412	882
Debt issuance cost, net of accumulated amortization of $5,397 and $7,958	9,510	6,949
Assets held for sale	26,259	10,544
Others	4,146	3,255

	$83,640	$61,790

Leasing prepayments represent prepayments of lease rental obligations for certain plant and machinery leased under sale and lease-back arrangements.
The Company extended $5,000 and $15,000 loans to a vendor in June 2003 and January 2004, respectively, to secure a specified minimum quantity of substrates up to December 2008. The loans are interest-free and are collateralized by equipment purchased by the loan monies, mortgage on the factory of the vendor and 2,400 shares of the vendor. The loans of $5,000 and $15,000 are repayable in quarterly installments of $450 and $882 up to June 2007 and December 2008, respectively. During the year ended December 30, 2007, $4,029 was repaid.
In May 2007, the Company entered into an agreement to sell packaging and test equipment related to discrete power packages to Ningbo Mingxin Microelectronics Co. Ltd. (“Mingxin”) for an aggregate consideration of $10,000 payable over approximately two years. The Company has separately classified the related assets of $10,000 as assets held for sale, a component of other current assets. During the year ended December 30, 2007, $657 of the assets have been transferred to Mingxin. These held for sale assets were recorded at the lower of carrying amount or fair value less cost to sell. As a result, the Company recognized an impairment loss of $1,725 for the year ended December 30, 2007.
9. Property, Plant and Equipment
Property, plant and equipment consist of the following:

	December 31,	December 30,
	2006	2007
Cost:
Freehold land	$9,206	$11,010
Land and land use rights	19,864	19,864
Buildings, mechanical and electrical installation	232,945	262,186
Equipment	1,880,982	2,145,503

Total cost	$2,142,997	$2,438,563

Total accumulated depreciation	$950,167	$1,162,073

Property, plant and equipment, net	$1,192,830	$1,276,490

Annual Report 2007          F-21

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Depreciation charged to results of operations, including depreciation related to assets under capital leases, amounted to $195,923, $229,067 and $246,554 in 2005, 2006 and 2007, respectively.
The Company routinely reviews the remaining estimated useful lives of its equipment to determine if such lives should be adjusted due to the likelihood of technological obsolescence arising from changes in production techniques or in market demand for the use of its equipment. However, due to the nature of the packaging and testing operations, which may include sudden changes in demand in the end markets, and due to the fact that certain equipment is dedicated to specific customers, the Company may not be able to accurately anticipate declines in the utility of its equipment.
Land use rights represent payments to secure, on a fully-paid up basis, the use of properties where the Company’s facilities are located in Shanghai, China and Kuala Lumpur, Malaysia for a period of 50 and 99 years, respectively. The land use rights expire in the year 2044 for Shanghai, China and in the year 2086 for Kuala Lumpur, Malaysia. The Company’s Singapore facilities are located in a building constructed on land held on a 30-year operating lease which is renewable for a further 30-year period subject to the fulfillment of certain conditions. The facilities in Hsin-Chu Hsien, Taiwan and Pathumthani, Thailand are located on freehold land.
Included in property, plant and equipment are equipment acquired under capital lease at a cost of $20,891 and accumulated depreciation of $6,397 as of December 31, 2006. There was no equipment under capital lease as of December 30, 2007.
10. Intangible Assets
Intangible assets consist of the following:

	December 31, 2006			December 30, 2007
	Gross	Accumulated	Net	Gross	Accumulated	Net
	Assets	Amortization	Assets	Assets	Amortization	Assets
Tradenames	$7,700	$(2,658)	$5,042	$7,700	$(3,758)	$3,942
Technology and intellectual property	32,000	(7,733)	24,267	32,000	(10,933)	21,067
Customer relationships	99,300	(99,300)	—	99,300	(99,300)	—
Software, licenses and others	24,855	(12,318)	12,537	31,469	(15,724)	15,745

	$163,855	$(122,009)	$41,846	$170,469	$(129,715)	$40,754

Amortization expense related to finite-lived intangible assets is summarized as follows:

	Year Ended
	December 25,	December 31,	December 30,
	2005	2006	2007

Tradenames	$1,100	$1,100	$1,100
Technology and intellectual property	3,200	3,200	3,200
Customer relationships	49,650	28,962	—
Software, licenses and others	4,265	3,988	3,498

	$58,215	$37,250	$7,798

Finite-lived intangible assets are generally being amortized over estimated useful lives of two to ten years. Estimated future amortization expense as of December 30, 2007 is summarized as follows:

2008	$8,917
2009	8,330
2010	6,382
2011	5,258
2012	4,505
Thereafter	7,362

Total	$40,754

F-22          STATS ChipPAC

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
11. Goodwill
The changes in the carrying value of goodwill are as follows:

	December 31,	December 30,
	2006	2007
Beginning	$522,625	$513,512
Goodwill relating to acquisition	—	24,809
Purchase adjustments	(9,113)	9,637

Ending	$513,512	$547,958

As of December 30, 2007, the Company had goodwill of $2,209 related to the acquisition of STATS ChipPAC Taiwan Semiconductor Corporation, $520,940 related to the acquisition of ChipPAC and $24,809 related to acquisition of the assembly and test operations in Thailand. In 2007, purchase adjustments of $9,637 related to the deferred taxes valuation and other tax liabilities were recorded.
Pursuant to business combination accounting rules, the goodwill associated with the acquisition of ChipPAC was recorded based on share prices at the time the merger was announced. The Company performed its annual test for impairment of goodwill related to ChipPAC during the fourth quarter of 2005, 2006 and 2007. Goodwill was allocated to reporting units associated with the Company’s acquisitions.
In 2005, 2006 and 2007, the Company performed its annual test for impairment and determined that the fair value of the reporting units exceeds their carrying value, and therefore goodwill was not impaired.
12. Accrued Operating Expenses
Accrued operating expenses consist of the following:

	December 31,	December 30,
	2006	2007
Staff costs	$33,957	$40,276
Purchase of raw materials	10,875	18,639
Maintenance fees, license fees and royalties	2,828	4,146
Interest expense	7,553	7,535
Provision for vacation liability	3,299	5,048
Others	39,115	33,872

	$97,627	$109,516

13. Income Taxes
Income (loss) before income taxes consists of the following:

	Year Ended
	December 25,	December 31,	December 30,
	2005	2006	2007
Singapore	$6,698	$951	$(9,416)
Foreign	(16,880)	111,626	138,499

	$(10,182)	$112,577	$129,083

Annual Report 2007          F-23

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Income tax benefit (expense) consists of the following:

	Year Ended
	December 25,	December 31,	December 30,
	2005	2006	2007
Current tax:
Singapore	$(72)	$—	$—
Foreign	(373)	(5,935)	(23,192)

Total current tax	$(445)	$(5,935)	$(23,192)

Deferred tax:
Singapore	$(617)	$(1,400)	$(2,000)
Foreign	(8,627)	(18,424)	(4,389)

Total deferred tax	$(9,244)	$(19,824)	$(6,389)

	$(9,689)	$(25,759)	$(29,581)

A reconciliation of the expected tax expense (benefit) at the Singapore statutory rate of tax to actual tax expense (benefit) is as follows:

	Year Ended
	December 25,	December 31,	December 30,
	2005	2006	2007
Income tax expense (benefit) computed at Singapore statutory rate of 18.0% (2006 and 2005: 20.0%)	$(2,036)	$22,515	$23,235
Non-deductible expenses, including goodwill impairment charges	1,989	4,892	4,948
Non-taxable income	(2,194)	(461)	(1,558)
Differences in tax rates	15,434	5,550	10,239
Effect of recognizing deferred tax assets at concessionary tax rate and tax credits	(6,539)	(13,926)	(14,660)
Change in statutory tax rate	—	(651)	—
Tax benefits from employee share option plans	(2,084)	(665)	(90)
Reinvestment allowance	(5,755)	(5,632)	(4,516)
Change in valuation allowance	30,133	9,114	12,163
Effect of tax loss carryforwards and unutilized capital allowance previously not recognized	(21,685)	—	—
Taxable foreign exchange adjustment	1,283	4,575	(3,645)
All other items, net	1,143	448	3,465

Income tax expense	$9,689	$25,759	$29,581

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss, unutilized capital allowance and investment tax credit carryforwards. The tax effect of significant items comprising the Company’s deferred income tax assets and liabilities at December 31, 2006 and December 30, 2007 are as follows:

	December 31,	December 30,
	2006	2007
Deferred income tax assets:
Operating loss carryforwards	$27,079	$21,833
Investment, and research and development tax credits	57,804	59,811
Reinvestment allowance	34,968	39,484
Property, plant and equipment	32,185	42,859
Others	7,066	8,777

	159,102	172,764
Valuation allowance	(119,785)	(131,948)

	$39,317	$40,816

Deferred income tax liabilities:
Property, plant and equipment	$34,147	$42,868
Allowances and reserves	22,610	21,777

	56,757	64,645

Net deferred income tax assets (liabilities)	$(17,440)	$(23,829)

F-24          STATS ChipPAC

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
In 2004, as part of the acquisition of ChipPAC, the Company acquired approximately $103,351 of net operating loss carryforwards, $32,185 of tax credit carryforwards and $47,023 of reinvestment allowance that were recognized as deferred tax assets upon acquisition. The Company established a valuation allowance of $53,973 against all of the net operating loss carryforwards and reinvestment allowance, and a portion of the Korean tax credit carryforwards. If utilized, these attributes will be treated as a reduction in acquired goodwill. In 2006 and 2007, $9,113 and $4,040 of the United States, South Korea and China net operating loss carryforwards and tax credit carryforwards, respectively, were utilized and accordingly the goodwill related to the acquisition of ChipPAC was reduced by $9,113 and $4,040, respectively.
The deferred tax assets as of December 31, 2006 and December 30, 2007 arose principally as a result of the deferred tax benefit associated with operating loss carryforwards, investment, and research and development tax credits, reinvestment allowance and deductible temporary differences on property, plant and equipment.
As of December 30, 2007, the Company had approximately $90,122 of tax loss carryforwards available to offset against future taxable income, certain amounts of which will expire in varying amounts from 2008 to 2024.
As of December 30, 2007, the Company had approximately $5,598, $340,887, $25,601 and $157,935 of research and development, unutilized capital allowances, investment tax credits and reinvestment allowance, respectively, which can be used to offset income tax payable in future years. Certain credits will expire in varying amounts from 2008 through 2013.
The Company recorded a valuation allowance of $119,785 and $131,948 as of December 31, 2006 and December 30, 2007, respectively, which represents an increase of $9,114 and $12,163 in 2006 and 2007, respectively, to reduce the assets to the amounts that the Company deemed, more likely than not, that the deferred tax asset will be realized. The increase in valuation allowance in 2007 reflected primarily the adjustment to the tax loss carryforwards and capital allowances in Singapore in connection with the effective commencement date of the new tax incentive offered by the Singapore Economic Development Board (“EDB”), an agency of the Government of Singapore. In addition, a valuation allowance of $29,602 and $41,702 was provided against the Singapore operating loss carryforwards and capital allowances of $37,502 and $47,270 as of December 31, 2006 and December 30, 2007, respectively, which has shown recent profitability from a history of operating losses previously. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income based on business plans, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, the Company establishes a partial valuation allowance against its gross deferred tax assets to reduce the assets to the amount the Company deems, more likely than not, to be recoverable.
The Company’s subsidiary in China, STATS ChipPAC Shanghai Co., Ltd. qualifies for a tax holiday from State Department of China under the foreign investment policy. STATS ChipPAC Shanghai Co., Ltd. is exempted from tax for two years followed by three years of 50% tax exemption, commencing from the first profitable year of operations (2006). This tax holiday will expire on December 31, 2010.
Changes in share ownership by shareholder may result in a limitation on the amount of the Singapore net operating losses and unutilized capital allowances that are available as carryforwards for use by the Company. The Company reviewed the tax effect of such a shareholder change in connection with the tender offer by STSPL in 2007. In January 2008, the Singapore tax authorities confirmed that the limitations relating to the Company’s ability to carryforward of certain Singapore tax losses and capital allowances for offset against future taxable profits of the Company in connection with the tender offer by STSPL were not affected subject to the fulfillment of certain continuing conditions.

Annual Report 2007          F-25

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
The Company adopted the provision of FIN 48 effective at the beginning of the first quarter of 2007. As a result of the implementation of FIN 48, the Company recognized an additional $518 liability on unrecognized tax benefits for uncertain tax positions in various jurisdictions and accounted for the increase as a cumulative effect of a change in accounting principle that resulted in an increase to accumulated deficit of $518. In addition, the Company recorded a $13,677 increase in tax reserves relating to certain tax matters prior to August 2004 and increased the goodwill related to the acquisition of ChipPAC accordingly by $13,677. A reconciliation of the unrecognized tax benefits is as follows:

December 30,
2007
Unrecognized tax benefits:
Balance as of January 1, 2007	$518
Increases related to prior year tax positions	13,521
Increases related to current year tax positions	7,383

Balance as of December 30, 2007	$21,422

In 2007, $7,383 was reserved as a liability on unrecognized tax benefits for uncertain tax positions and is accounted for as a current income tax adjustment due to an increase in the current period activity related to uncertain tax positions. It is estimated that the uncertain tax position will increase by approximately $6,539 in the next twelve months given the same level of future taxable profit as 2007. Included in the $21,422 balance of unrecognized tax benefits as of December 30, 2007 is an amount of $7,383 if recognized, would impact the effective tax rate.
The Company recognizes interest and penalties related to the unrecognized tax benefits in the income tax expense.
Annually, the Company files income tax returns in various jurisdictions. The Company is under tax examination in certain of these jurisdictions and is engaged with the South Korean National Tax Service (the “NTS”) through a Mutual Agreement Procedure (“MAP”) relating to withholding tax not collected on the interest income on the loan from ChipPAC’s Hungarian subsidiary to its South Korean subsidiary for the period from 1999 to May 2002. The years still open to audit by the foreign tax authorities, which represent the years still subject to the statute of limitations, in major jurisdictions include Singapore (2000 onward), South Korea (2002 onward), Malaysia (2001 onward), United States (1999 onward) and Taiwan (2002 onward). Audit resolutions could potentially reduce the Company’s unrecognized tax benefits, either because the tax positions are not sustained on audit or because the Company agrees to tax disallowances.
The Company’s previous pioneer trade was in an adjusted tax loss position due to the substantial amount of capital allowances claimed arising from capital expenditure on its plant and machinery and trade losses in certain years. As a result, the Company had not enjoyed any tax exemption in respect of its income arising from the previous pioneer activities. On the other hand, the Company had paid taxes in respect of its interest and rental income as losses arising from the previous pioneer trade cannot be set-off against the non-qualifying income during the previous pioneer incentive period due to the application of the law in respect of the previous pioneer incentive. In September 2004, the application for the revocation of the Company’s previous pioneer status granted from January 1, 1996 to December 31, 2003 under the Singapore Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86, for “Subcontract Assembly And Testing Of Integrated Circuits Including Wafer Probing Services” was approved by EDB. Accordingly, the Company obtained refund in the aggregate amount of $5,039 of tax recoverable in 2005 and 2006 related to expected tax refund of taxes paid previously on interest and rental income as the unutilized tax losses and capital allowances arising from the trading activities would then be allowed to set-off against the income derived in the previous years. In February 2008, EDB offered the Company a new five year tax incentive for its Singapore operations which commenced on July 1, 2007. Under the tax incentive, certain qualifying income will be subject to a concessionary tax rate of 5% instead of the Singapore statutory rate of 18%, subject to the fulfillment of certain continuing conditions.

F-26          STATS ChipPAC
STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
14. Short-Term Borrowings
The short-term borrowings relate to the lines of credit with Hana Bank and the National Agricultural Cooperation Federation Bank in South Korea, with credit limits of $10,000 and $5,000, respectively, line of credit with Bank of America with credit limit of $50,000 and other borrowings as of December 30, 2007. These facilities bore average interest rates of 4.6% in 2006 and 5.2% in 2007, respectively. As of December 31, 2006 and December 30, 2007, $592 and $50,300 were borrowed against these facilities, and $43,952 and $17,775 of unutilized lines of credit were available, respectively. The lines of credit are subject to annual review by the lenders for the continued use of the facilities.
15. Long-Term Debts
Long-term debts consist of the following:

	December 31,	December 30,
	2006	2007
1.75% convertible senior fixed-rate notes	$31,500	$—
0% convertible senior fixed-rate notes	115,000	18,551
2.5% convertible subordinated fixed-rate notes	150,000	134,500
6.75% senior fixed-rate notes	215,000	215,000
7.5% senior fixed-rate notes	150,000	150,000
6% promissory note	—	46,800
U.S. dollars bank loan at floating rates	14,070	12,600
Taiwan dollar loans at floating rates	58,615	32,315
Taiwan dollar loans and commercial papers at fixed rates	2,859	1,128
Accrued yield-to-maturity interest on convertible notes	21,580	3,440

	758,624	614,334
Less current amounts	(61,101)	(190,481)

	$697,523	$423,853

In March 2002, the Company issued $200,000 of senior, unsecured and unsubordinated convertible notes due March 18, 2007 for net proceeds of $195,032. The convertible notes bore interest at the rate of 1.75% per annum payable semi-annually on March 18 and September 18 of each year and had a yield to maturity of 4.91%. At the maturity date, 117.665% of the principal amount was due and payable. The notes could be converted into the Company’s ordinary shares or, subject to certain limitations, ADSs, each of which represented ten ordinary shares, at a conversion price of S$3.408 per ordinary share (at a fixed exchange rate of US$1.00 = S$1.8215). The Company had the option to satisfy its obligations to deliver ordinary shares or ADSs through the payment of cash in accordance with the terms of the notes. The Company had the right to redeem all or a portion of the convertible notes at any time on or after March 18, 2004 at a price to yield of 4.91% per annum to the redemption date if the Company’s shares or ADSs traded at or above 125% of the conversion price for a period of 20 trading days in any 30 consecutive trading day period. In 2004, the Company repurchased $16,500 aggregate principal of these convertible notes for $18,150 and recorded a loss of $266. In January 2005, the Company repurchased a further $26,080 aggregate principal amount of these convertible notes for $28,796 and recorded a loss of $390. In July 2005, the Company cancelled $42,580 aggregate principal amount of these convertible notes repurchased in 2004 and January 2005. Holders of these convertible notes had the right to require the Company to repurchase all or a portion of their notes on March 18, 2005 at a price equal to 110.081% (to arrive at effective yield of 4.91%) of the principal amount of the notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to March 18, 2007, each note holder had the right to require the Company to repurchase all or a portion of such holder’s notes at a price to yield 4.91% per year to the redemption date. The Company received notices of demand for redemption of $125,920 aggregate principal amount of these convertible notes which the Company redeemed in March 2005 at a loss of $1,263. The Company financed the redemption from cash and short-term borrowings. In March 2007, the Company redeemed the remaining outstanding $31,500 aggregate principal amount of these convertible notes for an aggregate consideration of $36,800. The repurchase was financed with the Company’s cash and cash equivalents.

Annual Report 2007          F-27
STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
On November 7, 2003, the Company issued $115,000 of senior, unsecured and unsubordinated convertible notes due November 7, 2008, for net proceeds of $112,345. The convertible notes have a yield to maturity of 4.25%. At the maturity date, 123.4% of the principal amount, comprising principal and redemption interest, will be due and payable. The notes can be converted into the Company’s ordinary shares or, subject to certain limitations, ADSs, each of which currently represents ten ordinary shares, at an initial conversion price of S$3.05 per ordinary share (equivalent to an initial number of 570.5902 ordinary shares per $1,000 principal amount of convertible notes, based on a fixed exchange rate of US$1.00 = S$1.7403). The Company may elect to satisfy its obligations to deliver ordinary shares or ADSs through the payment of cash in accordance with the terms of the notes. The Company may redeem all or a portion of the convertible notes at any time on or after November 7, 2006 at a price to yield of 4.25% per annum to the redemption date if the Company’s shares or ADSs trade at or above 130% of the conversion price for a period of 20 trading days in any 30 consecutive trading day period. The note holders may require the Company to repurchase all or a portion of their notes on November 7, 2007 at a price equal to 118.32% (to arrive at effective yield of 4.25%) of the principal amount of the notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to November 7, 2008, each note holder may require the Company to repurchase all or a portion of such holder’s notes at a price to yield of 4.25% per year to the redemption date. In November 2007, the Company redeemed $96,449 aggregate principal amount of the zero coupon convertible notes due 2008 pursuant to demands for redemption from note holders in accordance with the indenture governing the zero coupon convertible notes. The Company paid a total amount of $114,118 in respect of the convertible notes redemption. The Company financed the redemption with cash and short-term borrowings.
The conversion price of the 1.75% convertible senior notes and zero coupon convertible senior notes may be subject to adjustments upon occurrence of the following: (1) on share distribution, share split or share consolidation; (2) on issue or distribution of the Company’s ordinary shares, or subsidiaries’ issue of any securities or rights which are convertible into or exchangeable for the Company’s ordinary shares, to all or substantially all holders of the Company’s ordinary shares for below the reasonable range of fair market value; (3) on issue or distribution to all or substantially all holders of the Company’s ordinary shares of warrants or rights to purchase or subscribe for the Company’s ordinary shares for below the reasonable range of fair market value; (4) on issue or distribution to all or substantially all holders of the Company’s ordinary shares of assets or other securities, including rights to acquire those assets or other securities, for below the reasonable range of the assets or other securities’ fair market value; (5) on issue or distribution of “extraordinary dividends” (defined as a total dividend that is equal to or exceeds (i) 2% of the one year average closing price of the Company’s ordinary shares if the Company has never paid cash dividends, or (ii) the lower of (a) two times the largest aggregate cash dividends in any previous year, and (b) the largest aggregate cash dividends in any previous year plus 1% of the one year average closing price of the Company’s ordinary shares if the Company has paid cash dividends at least once); and (6) on spin-off of any of the Company’s subsidiaries or other business units.
The terms of the indentures governing the 1.75% convertible senior notes and zero coupon convertible senior notes provide that the ordinary shares deliverable upon conversion would not be registered under the Securities Act of 1933.
The $150,000 2.5% convertible subordinated notes due 2008 are ChipPAC’s unsecured and subordinated obligations. These convertible notes will mature on June 1, 2008 and bear interest at a rate of 2.5% per annum payable semi-annually on June 1 and December 1 of each year. On the maturity date of these convertible notes, ChipPAC will pay to the note holders of these convertible notes 100% of the principal amount. These convertible notes can be converted into the Company’s ADSs at a conversion price of $9.267 per ADS. These convertible notes are not redeemable at the option of ChipPAC. Upon the occurrence of specified change in control events, each holder of these notes may require ChipPAC to repurchase all or a portion of such holder’s notes at a purchase price equal to 100% of the principal amount thereof on the date of purchase plus accrued and unpaid interest. On October 11, 2004, STATS ChipPAC, ChipPAC and the trustee for these convertible notes entered into a second supplemental indenture to provide for an unconditional guarantee of these convertible notes on a subordinated basis by STATS ChipPAC (but not by any of its subsidiaries). On October 18, 2004, ChipPAC commenced a consent solicitation from holders of these convertible notes to amend the indenture governing these convertible notes to replace ChipPAC’s obligation to file with the SEC annual reports and such other information, documents and reports specified in Section 13 and 15(d) of the Exchange Act of 1934 with an obligation of STATS ChipPAC to file all such

F-28          STATS ChipPAC
STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
reports with the SEC as are applicable to a foreign private issuer. The consent solicitation expired on November 1, 2004. ChipPAC received valid deliveries of consents from holders of approximately $130,500 aggregate principal amount, or 87%, of these convertible notes outstanding. Accordingly, ChipPAC obtained the requisite consents authorizing the adoption of the proposed amendment to the indenture. The consents were accepted and the amendments to the indenture became effective on November 2, 2004.
In May 2007, in connection with the tender offer by STSPL for equity securities of the Company, STSPL acquired $134,500 aggregate principal amount of these convertible notes. The balance $15,500 principal amount of the 2.5% convertible subordinated notes were converted into 1,672,601 ADSs (equivalent to 16,726,010 ordinary shares) in May 2007. In November 2007, the Company entered into a letter agreement with STSPL pursuant to which STSPL agreed to the following: (1) the conversion right of these convertible notes will be satisfied by a delivery of the Company’s ordinary shares in lieu of ADSs upon conversion of these convertible notes, (2) the Company has no obligation to list or cause to have quoted the ADSs on Nasdaq or another national securities exchange or over-the-counter market or any other market, (3) if the Company’s reporting obligations under the Exchange Act are terminated, the Company has no obligation to file with the SEC or provide the trustee for these convertible notes any reports, information or documents or comply with the provisions of the U.S. Trust Indenture Act of 1939, as amended, and (4) before STSPL transfers any of these convertible notes, it will procure the transferee to deliver a letter substantially in the form of the November 2007 letter or consent to the Company, STATS ChipPAC, Inc. and the trustee entering into a supplemental indenture to amend the indenture to effect the foregoing.
The conversion price of the 2.5% convertible subordinated notes may be subject to adjustments upon occurrence of the following: (1) on share distribution, share split or share consolidation; (2) on issue or distribution to all or substantially all holders of the Company’s ordinary shares of warrants or rights to subscribe for or purchase the Company’s ordinary shares, or securities convertible into the Company’s ordinary shares, at a price per share or a conversion price per share below the reasonable range of fair market value; (3) on issue or distribution to all or substantially all holders of the Company’s ordinary shares any shares of capital stock of the Company, evidences of indebtedness or other non-cash assets (excluding (i) dividends, distributions and rights or warrants referred to above, and (ii) dividends or distributions paid in cash), or rights or warrants to subscribe for, or purchase any of the Company’s securities (excluding those rights or warrants referred to above); (4) on issue or distribution to all or substantially all holders of the Company’s ordinary shares of all cash distributions in an aggregate amount that, together with (a) any cash and any other consideration payable in respect of any purchase by the Company of the Company’s ordinary shares consummated within the preceding 12 months not triggering a conversion price adjustment and (b) all cash distributions to all or substantially all holders of the Company’s ordinary shares made within the preceding 12 months not triggering a conversion price adjustment, exceeds 10% of the Company’s then market capitalization; and (5) on purchase by the Company of the Company’s ordinary shares to the extent it involves aggregate consideration that, together with (a) any cash and any other consideration payable in respect of any purchase by the Company of the Company’s ordinary shares consummated within the preceding 12 months not triggering a conversion price adjustment and (b) all cash distributions to all or substantially all holders of the Company’s ordinary shares made within the preceding 12 months not triggering a conversion price adjustment, exceeds 10% of the Company’s then market capitalization.
The terms of the indentures governing the 2.5% convertible subordinated notes permit only issuance of new shares. There is no net cash or net share settlement provisions. Also, pursuant to the registration rights agreement relating to the 2.5% convertible subordinated notes, shelf registration was required to be maintained for a period of two years. The shelf registration requirement of the 2.5% convertible subordinated notes has been continued via a registration statement on Form F-3/S-3 filed on October 13, 2004 and which offering had been terminated on October 11, 2006.
The various provisions of the convertible notes were evaluated by the Company to determine whether any specific conversion features should be bifurcated from the debt host instrument and accounted for as separate derivatives. The Company concluded that conversion options, conversion price adjustments, option to settle for cash upon conversion, the Company’s call option and note holders’ put option embedded in the convertibles notes may be classified as equity and therefore do not need to be accounted for separately from the debt host instruments. The change in control put options are determined to be clearly and closely related to the debt host instrument and are not required to be accounted for separately. Further, the conversion prices were out-of-the-money at the commitment dates and did not result in bifurcation of beneficial conversion features.

Annual Report 2007          F-29
STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
On November 18, 2004, the Company issued $215,000 of senior unsecured notes due November 15, 2011, for net proceeds of $210,458. The senior notes bears interest of 6.75% per annum payable semi-annually on May 15 and November 15 of each year. At the maturity date, 100.0% of the principal amount will be due and payable. Prior to November 15, 2008, the Company may redeem all or a part of the senior notes at any time by paying a “make whole” premium plus accrued and unpaid interest. The Company may redeem all, but not less than all, of these notes at any time in the event of certain changes affecting withholding taxes at 100% of their principal amount plus accrued and unpaid interest. On or after November 15, 2008, the Company may redeem all or a part of these notes at any time at the redemption prices specified under the terms and conditions of the senior notes plus accrued and unpaid interest. In addition, prior to November 15, 2007, the Company may redeem up to 35% of these notes with the net proceeds of certain equity offerings. Upon a change of control, the Company will be required to offer to purchase these notes at 101.0% of their principal amount plus accrued and unpaid interest.
On July 19, 2005, the Company issued $150,000 of senior unsecured notes due July 19, 2010 for net proceeds of $146,535. The senior notes bear interest rate of 7.5% per annum payable semi-annually on January 19 and July 19 of each year. At the maturity date, 100.0% of the principal amount will be due and payable. Prior to July 19, 2010, the Company may redeem all or a part of the senior notes at any time by paying a “make whole” premium plus accrued and unpaid interest. The Company may redeem all, but not less than all, of these notes at any time in the event of certain changes affecting withholding taxes at 100% of their principal amount plus accrued and unpaid interest and liquidated damages, if any. In addition, prior to July 19, 2008, the Company may redeem up to 35% of these notes at a redemption price of 107.5% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date, with the net proceeds of certain equity offerings. Upon a change of control, the Company will be required to offer to purchase these notes at 101.0% of their principal amount plus accrued and unpaid interest. A portion of the net proceeds were used to repay the then outstanding $99,000 short-term debts with Overseas-Chinese Banking Corporation Limited and Bank of America N.A.
On October 2, 2007, the Company issued a $50,000 promissory note carrying interest, payable annually, of 6% per annum to LSI in connection with the acquisition of an assembly and test operations in Thailand. The amount payable to LSI after contractual netting of certain receivables from LSI of $3,200 amounted to $46,800 as of December 30, 2007. The promissory note is payable over four yearly installments of $20,000, $10,000, $10,000 and $6,800 over the next four years.
STATS ChipPAC Korea Ltd. has a U.S. dollar term loan facility of $25,000 from Hana Bank, of which $12,600 was outstanding as of December 30, 2007. As of December 30, 2007, the interest rate for our $12,000 loan was 6.6% and the interest rate for our $3,600 loan was 6.4% per annum. Interest is payable on a monthly basis. The principal on this loan, except for $3,600, is repayable over eight equal quarterly installments from September 2007 to June 2009. The principal on the $3,600 loan is repayable at maturity in June 2009. As of December 30, 2007, $629 was held as a restricted deposit with the bank. This loan is secured by a pledge of land and a building with a combined net book value of $26,793 as of December 30, 2007.
STATS ChipPAC Taiwan Semiconductor Corporation has a NT$1.8 billion ($55,988 based on the exchange rate as January 31, 2008) floating rate New Taiwan dollar term loan facility with a syndicate of lenders, with Mega Bank as the sponsor bank. STATS ChipPAC Taiwan Semiconductor Corporation has drawn down NT$1.6 billion ($51,027 based on the exchange rate as January 31, 2008) under the loan, which is repayable in eight equal half-yearly installments commencing February 2006 and ending in August 2009. As of December 30, 2007, the interest rate on the loan was 3.9% per annum. Interest on the loan is payable on a monthly basis. During the year ended December 30, 2007, STATS ChipPAC Taiwan Semiconductor Corporation repaid approximately $14,300 and $28,400 related to scheduled repayment and early repayment, respectively, on the facility. The loan facility has been fully repaid and terminated as of December 30, 2007.
In August 2006, STATS ChipPAC Taiwan Semiconductor Corporation obtained another floating rate New Taiwan dollar term loan facility of NT$3.6 billion ($111,975 based on the exchange rate as January 31, 2008) with a syndicate of lenders, with Taishin Bank as the sponsor bank. The loan drawdowns must be made within 24 months from the date of first drawdown which took place on February 18, 2007. As of December 30, 2007, STATS ChipPAC Taiwan Semiconductor Corporation has drawn down NT$0.7 billion ($21,773 based on the exchange rate as January 31, 2008) under the term loan facility. As of December 30, 2007, the interest rate on the loan was 3.5% per annum. The principal and interest on the loan is repayable in nine quarterly installments commencing 24 months from first draw down date with first eight quarterly

F-30          STATS ChipPAC
STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
installments each repaying 11% of the principal and the last quarterly installment repaying 12% of the principal. As of December 30, 2007, the outstanding balance on this facility was $21,525.
Additionally, STATS ChipPAC Taiwan Semiconductor Corporation has NT$1.3 billion ($39,503 based on the exchange rate as January 31, 2008) of bank and credit facilities from various other banks and financial institutions, of which $11,918 borrowings was outstanding as of December 30, 2007. These credit facilities have varying interest rates ranging from 2.5% to 5.6% per annum and maturities ranging from 2008 through 2012.
Annual maturities of long-term debts as of December 30, 2007 are as follows:

Payable in year
2008	$190,481
2009	27,119
2010	170,519
2011	225,430
2012	785
Thereafter	—

$614,334

The STATS ChipPAC consolidated group, with the exception of STATS ChipPAC Taiwan Semiconductor Corporation, the China non-guarantor entities (comprising STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Test Services Shanghai Co., Ltd. and STATS ChipPAC Semiconductor Shanghai Co., Ltd.), and, in the case of the 7.5% Senior Notes due 2010, STATS ChipPAC Korea Ltd., fully and unconditionally guaranteed the obligations under the indentures of the 6.75% Senior Notes due 2011 and the 7.5% Senior Notes due 2010, on a senior, unsecured basis. See Note 28, Condensed Consolidating Financial Information. The STATS ChipPAC consolidated group, with the exception of STATS ChipPAC Taiwan Semiconductor Corporation, are subject to the covenant restrictions under the terms of the 6.75% Senior Notes due 2011 and the 7.5% Senior Notes due 2010, which, among other things, limit their ability to incur additional indebtedness, prepay subordinated debts, make investments, declare or pay dividends, enter into transactions with affiliates, sell assets, enter into sale and leaseback transactions, incur liens and encumbrances, enter into merger and consolidations and other customary restrictions. The 6.75% Senior Notes due 2011 and the 7.5% Senior Notes due 2010 are cross-defaulted to the Company’s other indebtedness. At December 30, 2007, the Company was in compliance with all covenants.
16. Unutilized Credit Facilities
The Company established a syndicated 3-year revolving line of credit of $125,000 in August 2006. The line of credit was arranged by Oversea-Chinese Banking Corporation Limited and includes a total of six lenders. The new facility is irrevocable for the 3-year period unless the Company is in breach of covenants, including minimum tangible assets, interest coverage ratios and debt ratios, or if it commits an event of default, such as failing to pay any amount due under the line of credit. As of December 30, 2007, there was no outstanding balance on this facility. The Company cancelled the revolving line of credit on January 31, 2008.
At December 30, 2007, the Company had other undrawn banking and credit facilities consisting of long-term loans and bank guarantees of $30,826 with financial institutions.
The notional letters of credit amounts outstanding at December 31, 2006 and December 30, 2007 were $122 and $3,250, respectively.

Annual Report 2007          F-31
STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
17. Other Non-Current Liabilities
Other non-current liabilities consist of the following:

	December 31,	December 30,
	2006	2007
Deferred tax liabilities	$56,747	$64,463
Accrued retirement and severance benefits	26,892	38,985
Liability for uncertain tax positions	—	16,604
Others	1,168	5,041

	$84,807	$125,093

Changes in accrued retirement and severance benefits in 2005, 2006 and 2007 are as follows:

	Year Ended
	December 25,	December 31,	December 30,
	2005	2006	2007
Beginning	$16,587	$20,210	$27,154
Increase due to acquisition	—	—	7,677
Provision for retirement and severance benefits	6,334	9,119	12,031
Severance payments	(3,138)	(4,172)	(7,348)
Foreign currency loss	427	1,997	(277)

Ending	$20,210	$27,154	$39,237
Payments on deposits with Korean National Pension Fund	(253)	(262)	(252)

Ending, net of payments on deposits	$19,957	$26,892	$38,985

18. Share Capital and Additional Paid-in Capital
The Company is incorporated in Singapore. Under Singapore law, all increases in share capital (including rights issues) require prior shareholders’ approval. Effective January 30, 2006, the Company was subjected to the amendments promulgated under the Companies (Amendment) Act of 2005 of Singapore. These amendments included the abolition of the ordinary share par value and authorized capital. The relevant amendments have resulted in all ordinary shares being recorded with no par value. The amendments do not affect the actual number of ordinary shares issued and the paid up capital of the Company. As a result of the abolition of the ordinary share par value, the balance of the additional paid-in capital amounting to $1,517,175 became part of the share capital as of January 30, 2006 and increased the share capital account on that date to $1,820,277.
As a result of the employees exercising their share options and purchase rights in 2005, 2006 and 2007, 31,961,575, 26,522,092 and 27,793,536 ordinary shares were issued, respectively.
In May 2007, the Company issued 1,672,601 ADSs (equivalent to 16,726,010 ordinary shares) upon conversion of $15,500 aggregate principal amount of its 2.5% convertible subordinated notes due 2008.
19. Share Repurchase
The Companies (Amendment) Act 2005 of Singapore was made effective on January 30, 2006. As a result of these amendments, a Singapore company can now repurchase shares out of capital, as well as from distributable profits, and ordinary shares repurchased by a company can be held by that company as treasury shares instead of being cancelled. At the annual general meeting in April 2007, the Company obtained shareholders’ approval for the repurchase of up to approximately 51 million ordinary shares (2.5% of the issued ordinary share capital as of the date of the annual general meeting). The approved amount for share repurchases under this shareholders’ mandate will terminate on the earlier of the date on which the next annual general meeting is held or the date which the approval is revoked or varied. As of December 30, 2007, the Company had not repurchased any shares.

F-32          STATS ChipPAC
STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
20. Accumulated Other Comprehensive (Loss) Income
The components of accumulated other comprehensive loss are as follows:

	December 31,	December 30,
	2006	2007
Currency translation loss	$(7,353)	$(7,086)
Unrealized gain on hedging instruments	676	378
Unrealized loss on available-for-sale marketable securities	(1,037)	(897)

	$(7,714)	$(7,605)

21. Share Options and Incentive Plans
As of December 30, 2007, the Company had outstanding grants under four share-based plans.
In April 2006, the Company’s shareholders authorized the Company to issue restricted share units of the Company in respect of ordinary shares of the Company and grant performance shares under the STATS ChipPAC Ltd. Restricted Share Plan (“RSP”) and the STATS ChipPAC Ltd. Performance Share Plan (“PSP”), respectively.
Under the RSP, the Company is permitted to grant Restricted Share Units (“RSUs”) to eligible participants. The RSP replaced the STATS ChipPAC Ltd. Share Option Plan, as amended, in 2007. The RSUs are share awards that entitle the grantee to ordinary shares of the Company or their equivalent cash value or combinations thereof as the award vests in accordance with a schedule determined by the Board of Directors or committee thereof. The unvested portions of the RSUs are generally subject to forfeiture if employment terminates prior to vesting. A grantee of RSU has no rights as a shareholder with respect to any ordinary shares covered by the grantee’s RSU award until such ordinary shares have been issued or transferred pursuant to the terms of such award. The PSP supplements the Company’s long term compensation strategy of senior level employees, under which the number of ordinary shares or their equivalent cash value or combinations thereof ultimately received by the employee depends on the Company’s performance against specified targets over a period of time to be determined by the Board of Directors or committee thereof. The ordinary shares covered by a grant under the PSP vest in accordance with a schedule determined by the Board of Directors or committee thereof. A grantee of any ordinary shares under the PSP has no rights as a shareholder with respect to any ordinary shares covered by the grantee’s PSP award until such ordinary shares have been issued or transferred pursuant to the terms of the such award. The number of ordinary shares that may be issued under the RSP and the PSP may not exceed, in the aggregate, 50 million and 15 million ordinary shares of the Company, respectively.
In April 2006, the shareholders approved the resolution to limit the aggregate number of ordinary shares that may be issued under the STATS ChipPAC Ltd. Share Option Plan, as amended, (“STATS ChipPAC Option Plan”) to not exceed 198 million ordinary shares (subject to adjustment under the plan), including the 80 million ordinary shares subject to the STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan (“Substitute Option Plan”) and STATS ChipPAC Ltd. Substitute Equity Incentive Plan (“Substitute EIP”). The purpose of the STATS ChipPAC Option Plan is to offer selected individuals an opportunity to acquire or increase an ownership interest in the Company through the grant of options to purchase ordinary shares. Options granted under the STATS ChipPAC Option Plan may be either nonqualified options or incentive stock options intended to qualify under Section 422 of the United States Internal Revenue Code. The options typically vest over a four-year period. Option periods may not exceed seven years from the date of grant.
The plan is administered by a committee appointed by the directors. Employees, directors and consultants are eligible for the grant of options except for (i) employees of affiliates, directors who are not employees and consultants, who are not eligible for the grant of incentive stock options; and (ii) employees, outside directors and consultants of affiliates resident in the United States, who are not eligible for the grant of options. The exercise price of an incentive stock option must not be less than 100% of the fair market value of the ordinary shares on the date of the grant. In certain circumstances, the exercise price may be higher than the fair market value.

Annual Report 2007          F-33
STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
In August 2004, the Company adopted the STATS ChipPAC Ltd. Employee Share Purchase Plan 2004 (“ESPP”) for the benefit of its employees. Under the ESPP, substantially all employees could purchase the Company’s ordinary shares through periodic payroll deductions or lump sum payments at a price equal to 85% of the lower of the fair market value at the beginning or the end of specified six-month purchase periods commencing on each February 15 and August 16, except for the first purchase period which commenced on September 1, 2004 and ended on February 14, 2005. Share purchases are limited to 15% of an employee’s eligible compensation.
In April 2006, changes to the terms of the ESPP were approved by the shareholders. The Company eliminated the provision that the purchase price of the shares to be purchased under the ESPP be determined on the lower of the fair market value at the beginning or the end of the specified purchase period, and instead provided that the purchase price be determined by reference to the fair market value of the shares based on the quoted market price on the date of the purchase, or, if the shares are acquired through an open market purchase, the price actually paid for the shares. Further, instead of providing for a 15% discount on the purchase price, the Company may match up to 20% of the contributions of the ESPP participants by transferring or issuing newly issued shares, existing shares (including treasury shares), shares acquired on the open market or providing cash contribution for the purchase of shares. As a result of these changes, the ESPP no longer qualifies under Section 423 of the United States Internal Revenue Code. The maximum aggregate of ordinary shares that may be issued under the ESPP has been revised from 130 million ordinary shares in 2005 to not exceed 92 million ordinary shares of the Company in 2006.
Prior to December 26, 2005, the Company measured share-based employee compensation expense in accordance with the intrinsic method of APB 25 and its related interpretations, and includes pro forma information in accordance with SFAS 123(R), as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” In the Company’s pro forma information, the Company accounted for forfeitures as they occurred.
The Company adopted the fair value recognition provisions of SFAS 123(R) effective December 26, 2005. The Company has elected to adopt the modified-prospective transition method permitted by SFAS 123(R) and accordingly prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). The modified-prospective transition method requires that share-based compensation expense be recorded for (a) any share-based payments granted through, but not yet vested as of December 25, 2005 based on the grant-date fair value estimated in accordance with the pro forma provisions of SFAS 123, and (b) any share-based payments granted subsequent to December 25, 2005, based on the grant-date fair value estimated, and adjusted for estimated forfeitures. For share-based awards, the Company recognizes compensation expense on a graded vesting basis over the requisite service period of the award. The share-based compensation expense under SFAS 123(R) was as follows:

	Year Ended
	2006	2007
Cost of revenues	$5,965	$4,783
Selling, general and administrative	6,143	3,118
Research and development	1,580	968

	$13,688	$8,869

The Company issued RSUs and contingent PSP awards in 2007 pursuant to the RSP and the PSP, respectively. No share options were granted in 2007, as the RSP is intended to replace the grants of share options under the STATS ChipPAC Ltd. Share Option Plan, as amended.
The Company estimates the grant-date fair value of employee share purchase rights granted prior to August 15, 2006, and share options using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model incorporates various and highly subjective assumptions including expected volatility, expected term and interest rates. The expected volatility is based on the implied volatility and trading history of the Company’s shares over the most recent period that commensurate with the estimated expected term of the Company’s share options. The estimated term of the Company’s share options is derived from historical experience. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.

F-34          STATS ChipPAC
STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
The Company estimates the fair value of RSUs based on the market price of ordinary shares on the date of grant. The fair value of contingent PSP awards is calculated using the market price of ordinary shares on the date of award, adjusted to the market-based performance conditions represented by total shareholders’ return on a certain set of absolute and relative to benchmark company criteria.
The fair value of share options granted in 2005 and 2006 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended
	December 25,	December 31,
	2005	2006
Expected term	5 - 9 years	3 - 7 years
Dividend yield	0.0%	0.0%
Risk free interest rate	2.6% - 3.3%	3.0% - 3.4%
Weighted average volatility	55.9%	39.1%
SFAS 123(R) requires the cash flows resulting from the tax benefits for tax deductions in excess of the compensation expense recorded for those options (excess tax benefits) to be classified as financing cash flows. In 2006 and 2007, the windfall tax benefit realized from exercised employee share options was insignificant.
Concurrently with the tender offer (refer to “Temasek’s Subsidiary, Singapore Technologies Semiconductors Pte Ltd’s Tender Offer” in Note 1(a)), STSPL made an options proposal to all holders of options granted under the STATS ChipPAC share option plans whereby the participating holders would agree not to exercise their options for new shares or to exercise their rights as option holders. During the tender offer period, 85,348,090 options were surrendered pursuant to the options proposal.
The following table summarizes share option activity in 2005, 2006 and 2007:

		Weighted
		Average	Aggregate
	Options	Exercise Price	Intrinsic Value
	(In thousands)		(In thousands)
Options outstanding at January 1, 2005	131,997	$1.01
Granted	27,299	0.59
Lapsed and forfeited	(16,972)	1.03
Exercised	(18,149)	0.35

Options outstanding at December 25, 2005	124,175	1.01
Granted	16,498	0.68
Lapsed and forfeited	(17,596)	1.11
Exercised	(6,277)	0.41

Options outstanding at December 31, 2006	116,800	0.99
Lapsed and forfeited	(4,222)	1.25
Surrendered in tender offer	(85,348)	1.02
Exercised	(11,244)	0.62

Options outstanding at December 30, 2007	15,986	$1.70	$216

Exercisable at December 25, 2005	62,785	$1.30

Exercisable at December 31, 2006	70,732	$1.19

Exercisable at December 30, 2007	15,328	$1.53	$136

The aggregate intrinsic value in the table above is based on the difference between the market price and the price payable by option holders to exercise their share options. In 2006 and 2007, the total amount of cash received from the exercise of share options was $2,575 and $6,907, respectively.

Annual Report 2007          F-35
STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
The following table summarizes information about share options outstanding at December 30, 2007:

	Options Outstanding			Options Exercisable
		Weighted			Weighted
		Average	Weighted		Average	Weighted
	Number	Remaining	Average	Number	Remaining	Average
Range of Exercise	Outstanding at	Contractual	Exercise	Exercisable at	Contractual	Exercise
Prices	12/30/2007	Life	Price	12/30/2007	Life	Price
	(In thousands)			(In thousands)
$0.14 to $0.15	21	1.8 years	$0.14	21	1.8 years	$0.14
$0.22 to $0.29	31	5.0 years	$0.29	31	5.0 years	$0.29
$0.43 to $0.47	1	3.3 years	$0.46	1	3.3 years	$0.46
$0.55 to $0.87	600	4.9 years	$0.75	392	4.3 years	$0.80
$0.91 to $1.07	3	3.3 years	$1.02	3	3.3 years	$1.02
$1.16 to $1.64	14,272	4.3 years	$1.39	13,822	4.2 years	$1.40
$2.04 to $2.61	223	2.0 years	$2.09	223	2.0 years	$2.09
$3.99	835	2.3 years	$3.99	835	2.3 years	$3.99

	15,986	4.1 years		15,328	4.1 years

The following table summarizes information on RSUs and contingent PSP awards outstanding as of December 30, 2007:

	RSU			Contingent PSP
		Weighted			Weighted
		Average	Aggregate		Average	Aggregate
	Number of	Grant-Date	Intrinsic	Number of	Grant-Date	Intrinsic
	shares	Fair Value	Value	shares	Fair Value	Value
	(In		(In	(In		(In
	thousands)		thousands)	thousands)		thousands)
Granted	6,970	$0.86		3,450	$0.85
Lapsed and forfeited	(668)	0.86		(470)	0.85
Vested	—	—		—	—

Outstanding as of December 30, 2007	6,302	$0.86	$—	2,980	$0.85	$—

The aggregate intrinsic value in the table above represents the value of the shares on the date that the RSUs and contingent PSP awards vest.
No shares were issued pursuant to the RSUs or contingent PSP awards in 2007. The fair value of the contingent PSP awards for 2007 was calculated with the following assumptions:

Year Ended
December 30, 2007
Expected term	3 years
Dividend yield	0.0%
Risk free interest rate	3.0%
Weighted average volatility	40.0%
The terms of the ESPP for the purchase period which commenced on August 16, 2006 and ended on February 14, 2007 and subsequent purchase periods were revised based on changes approved by the shareholders in April 2006. For these employee share purchase rights, the total number of shares to be purchased under the plan and the Company’s matching contribution of up to 20% of the contribution of the ESPP participants, by transferring or issuing shares or providing cash contribution for the purchase of shares, can vary as the purchase price per share is determined based on the fair market value at the end of the purchase period. Therefore the final measure of compensation cost for these rights is determined at the end of the purchase period, on which the number of shares an employee is entitled and the purchase price are determinable. The Company calculates estimated compensation cost as of the balance sheet date prior to the end of the purchase period based on the current estimation of the number of shares to be purchased under the plan and the level of contribution, as determined in accordance with the terms of the ESPP.

F-36          STATS ChipPAC
STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Fair value of employee share purchase rights granted prior to August 16, 2006 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended
	December 25,	December 31,
	2005	2006
Expected term	0.5 years	0.5 years
Dividend yield	0.0%	0.0%
Risk free interest rate	1.3 - 1.9%	2.7%
Weighted average volatility	39.4%	35.4%
As of December 30, 2007, there was $29 of unrecognized share-based compensation expenses related to approximately 658,456 of unvested share option awards net of $24 of estimated share option award forfeitures. This cost is expected to be recognized over a weighted-average period of 1.0 year.
As of December 30, 2007, there were $2,510 and $1,796 of unrecognized share-based compensation expenses related to approximately 6.3 million of unvested RSUs and 3.0 million of unvested contingent PSP awards, respectively, net of $160 of estimated RSU forfeitures. These costs are expected to be recognized over a weighted-average period of 1.6 years and 2.2 years for the RSUs and the contingent PSP awards, respectively.
During the year ended December 30, 2007, the total grant-date fair value of share options that vested were $11,114. The total intrinsic value of share options exercised during the year ended December 30, 2007 was $6,699. For the year ended December 30, 2007, the value of the 16,549,520 shares issued for ESPP purchases were $12,944 and the employees contributed $12,968 to the ESPP.
22. Commitments and Contingencies
(a) Commitments
As of December 31, 2006 and December 30, 2007, unconditional purchase obligations consist of the following:

	December 31,	December 30,
	2006	2007
Capital commitments
Building, mechanical and electrical installation	$4,039	$9,137
Plant and equipment	20,893	55,094

Other commitments
Inventories	$80,049	$49,925

These unconditional purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on the Company and specify all significant terms, including fixed or minimum quantities to be purchased, fixed or variable price provisions and the approximate timing of transactions. The duration of these purchase obligations are generally less than 12 months.
The Company is party to certain royalty and licensing agreements which have anticipated payments of approximately $8,029 per annum for 2008 through 2012.
The Company leases certain of its facilities in Singapore, South Korea and the United States under operation lease arrangements and has lease agreements for the land located in Singapore, Malaysia and China related to its facilities in these locations. Operating lease rental expense in 2005, 2006 and 2007 was $8,499, $11,084 and $11,277, respectively.
The Company has leased certain plant and equipment under operating leases and under sale and lease-back arrangements. These leases extend through 2009. Operating lease rental expenses, including amortization of lease prepayments, in respect of these leases for in 2005, 2006 and 2007 were $30,514, $21,749 and $1,954, respectively.

Annual Report 2007          F-37
STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Future minimum lease payments under non-cancelable operating leases as of December 30, 2007 were:

Payable in year
2008	$14,240
2009	9,696
2010	9,317
2011	8,870
2012	8,849
Thereafter	36,724

$87,696

(b) Contingent Liabilities
The Company is subject to claims and litigations, which arise in the normal course of business. These claims may include allegations of infringement of intellectual property rights of others as well as other claims of liability. The Company accrues liabilities associated with these claims and litigations when they are probable and reasonably estimable.
In February 2006, the Company, ChipPAC and STATS ChipPAC (BVI) Limited were named as defendants in a patent infringement lawsuit filed in United States Federal Court for the Northern District of California (the “California Litigation”). The plaintiff, Tessera Technologies, Inc. (“Tessera”), has asserted that semiconductor chip packaging, specifically devices having Ball Grid Array (“BGA”) and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that the Company is in breach of an existing license agreement entered into by Tessera with ChipPAC, which agreement has been assigned by ChipPAC to the Company.
In May 2007, at Tessera’s request, the United States International Trade Commission (the “ITC”) instituted an investigation of certain of the Company’s co-defendants in the California Litigation and other companies, including certain of the Company’s customers (the “First ITC Investigation”). In addition, in April 2007, Tessera instituted an action in Federal District Court for the Eastern District of Texas against certain of the Company’s co-defendants in the California Litigation and other companies (the “Texas Action”). In the First ITC Investigation, Tessera seeks an order preventing the named companies from importing certain packaged semiconductor chips and products containing them into the United States. The Texas Action seeks damages and injunctive relief against the named defendants. Both the First ITC Investigation and the Texas Action allege infringement of two of the same patents asserted by Tessera in the California Litigation, and may involve some of the same products packaged by the Company that are included in the California Litigation.
In January 2008, Tessera served on the Company a draft complaint that Tessera proposes to file with the ITC to request an investigation (the “Proposed Second ITC Investigation”) of the Company and other semiconductor package assembly service providers that are defendants in the California Litigation. In February 2008, the district court presiding over the California Litigation held that Tessera may file this draft complaint with the ITC. In the Proposed Second ITC Investigation, Tessera seeks an order to prevent the Company and other named companies from importing certain packaged semiconductor chips incorporating small format non-tape BGA semiconductor packages and products containing them, into the United States. The Proposed Second ITC Investigation alleges infringement of three of the same patents asserted by Tessera in the California Litigation.
The district court in the California Litigation has vacated the trial schedule and stayed all proceedings pending a final resolution of the First ITC Investigation. The United States Patent and Trademark Office has also instituted reexamination proceedings on all of the patents Tessera has asserted in the California Litigation and the Proposed Second ITC Investigation. In February 2008, the First ITC Investigation was stayed pending the outcome of the United States Patent and Trademark Office’s reexamination procedures. It is not possible to predict the outcome of the California Litigation or the Proposed Second ITC Investigation, the total costs of resolving the California Litigation and the Proposed Second ITC Investigation, or when the stay in the California Litigation will be lifted; nor is it possible to predict the outcome of the First ITC Investigation or the Texas Action, or when the stay in the First ITC Investigation will be lifted. Nor is it possible to predict the outcome of the PTO proceedings or their impact on the California Litigation, the First ITC Investigation and the Proposed Second ITC Investigation.

F-38          STATS ChipPAC
STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
The Company believes that it has a meritorious defense to these claims and intends to defend the lawsuit(s) vigorously. A court or ITC determination that the Company’s products or processes infringe the intellectual property rights of others could result in significant liability and/or require the Company to make material changes to its products and/or processes. Due to the inherent uncertainties of the lawsuit(s) and investigation(s), the Company cannot accurately predict the ultimate outcome and it could result in significant liability and/or injunction and could have a material adverse effect on the business, financial condition and the results of operations of the Company.
In addition, the Company is subject to various taxes in the different jurisdictions in which it operate. These include taxes on income, property, goods and services, and other taxes. The Company submit tax returns and claims with the appropriate government taxing authorities, which are subject to examination and agreement by those taxing authorities. The Company regularly assess the likelihood of adverse outcomes resulting from these examinations to determine adequacy of provision for taxes.
In connection with the merger of STATS and ChipPAC, the Company assumed certain contingent liabilities. In 2002, an assessment of approximately 16.0 billion South Korean Won (approximately $16,989 based on the exchange rate as of January 31, 2008) was made by the South Korean National Tax Service (the “NTS”), relating to withholding tax not collected on the interest income on the loan from ChipPAC’s Hungarian subsidiary to its South Korean subsidiary for the period from 1999 to September 2001. The Company does not believe that the prevailing tax treaty requires withholding tax on the transaction in question. ChipPAC has appealed this assessment through the NTS’s Mutual Agreement Procedure (“MAP”). In July 2002, the Icheon tax office of the NTS approved a suspension of the proposed assessment until resolution of the disputed assessment. The NTS required a corporate guarantee amounting to the tax assessment in exchange for the suspension. ChipPAC complied with the guarantee request in July 2002. A further assessment of 2.7 billion South Korean Won (approximately $2,830 based on the exchange rate as of January 31, 2008) was made against ChipPAC in January 2004 for interest expense from October 2001 to May 2002. ChipPAC engaged in a MAP and obtained suspension of the additional proposed assessment by providing a corporate guarantee in the amount of the additional assessment. The MAP was due to terminate on July 3, 2007 if not extended by the NTS. Prior to the termination, NTS extended the MAP on June 4, 2007. Based on South Korean tax law, the extension period should not exceed three years. In the event that the Company is not successful with its appeal, the Company estimates that the maximum amount payable by the Company, including potential interest and local surtax, as of December 30, 2007 to be 33.0 billion South Korean Won (approximately $34,930 based on the exchange rate as of January 31, 2008). The final outcome of the resolution of this matter could result in significant liability and could have a material adverse effect on the business, financial condition and results of operations of the Company.
23. Restructuring Charges
In the first quarter of 2005, third quarter of 2006 and second quarter of 2007, certain restructuring plans were executed to realign the Company’s organization structure and efficiency and to reduce operating costs to better align the Company’s expenses with revenues, which resulted in a total reduction in workforce of 88, 556 and 143 employees, respectively, related to the restructuring. Severance and related charges of $830, $1,938 and $990 were incurred and expensed in the first quarter of 2005, third quarter of 2006 and second quarter of 2007, respectively.
24. Other Non-Operating Income (Expense)

	Year Ended
	December 25,	December 31,	December 30,
	2005	2006	2007
Gain (loss) on sale and maturity of marketable securities	$—	$5	$(131)
Loss from repurchase and redemption of senior and convertible notes	(1,653)	(500)	—
Other income (expense), net	577	603	(311)

	$(1,076)	$108	$(442)

Annual Report 2007          F-39
STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
25. Fair Value of Financial Instruments

	December 31, 2006		December 30, 2007
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
Financial Assets:
Cash and cash equivalents	$171,457	$171,457	$213,461	$213,461
Marketable securities	60,484	60,484	44,526	44,526
Restricted cash	981	981	1,612	1,612
Financial Liabilities:
Short-term borrowings	$592	$592	$50,300	$50,300
Long-term debts, excluding senior and convertible notes	75,544	75,414	92,843	92,805
Senior and convertible notes	683,080	690,217	521,491	540,862
The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate methodologies. However, considerable judgment is required in interpreting market data to develop the estimates for fair value. Accordingly, these estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange. Certain of these financial instruments are with major financial institutions and expose the Company to market and credit risks and may at times be concentrated with certain counterparties or groups of counterparties. The creditworthiness of counterparties is continually reviewed, and full performance is anticipated.
The methods and assumptions used to estimate the fair value of significant classes of financial instruments is set forth below:
Cash and cash equivalents
Cash and cash equivalents are due on demand or carry a maturity date of less than three months when purchased. The carrying amount of these financial instruments is a reasonable estimate of fair value.
Marketable securities
The fair value is estimated based upon the quoted market price on the last business day of the fiscal year. For securities where there are no quoted market prices, the carrying amount is assumed to be its fair value.
Restricted cash
The fair value is based on current interest rates available to the Company for time deposits and government bonds of similar terms and remaining maturities.
Short-term borrowings and long-term debts
The fair value is based on current interest rates available to the Company for issuance of debts of similar terms and remaining maturities.
Senior and convertible notes
The fair value is estimated by obtaining quotes from market and brokers.
Limitations
Fair value estimates are made at a specific point in time, and are based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

F-40          STATS ChipPAC
STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
26. Business Segment, Geographic and Major Customer Data
Operating segments, as defined under SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information” (“SFAS 131”) are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has identified its individual geographic operating locations as its operating segments. All material geographical operating locations qualify for aggregation under SFAS 131 due to similarities in economic characteristics, nature of services, market base and production process. Accordingly, the operating segments have been aggregated into one reportable segment.
Revenues by major service line and by geographical areas (identified by location of customer headquarters) were:

	Year Ended
	December 25,	December 31,	December 30,
	2005	2006	2007
United States
— packaging — array	444,066	648,258	690,297
— packaging — leaded	230,462	265,012	259,732
— test and other services	210,511	269,939	283,735

	885,039	1,183,209	1,233,764

Asia
— packaging — array	129,082	231,946	213,857
— packaging — leaded	17,227	21,861	32,576
— test and other services	98,736	132,720	121,410

	245,045	386,527	367,843

Europe
— packaging — array	7,672	17,585	25,928
— packaging — leaded	6,750	9,610	11,154
— test and other services	12,747	20,002	12,871

	27,169	47,197	49,953

Total
— packaging — array	580,820	897,789	930,082
— packaging — leaded	254,439	296,483	303,462
— test and other services	321,994	422,661	418,016

	$1,157,253	$1,616,933	$1,651,560

Long-lived assets by geographical area were:

	Year Ended
	December 31,	December 30,
	2006	2007
Singapore	$332,784	$280,371
United States	24,310	20,110
Rest of Asia	835,736	976,009

Total	$1,192,830	$1,276,490

Net assets by geographical area were:

	Year Ended
	December 31,	December 30,
	2006	2007
Singapore	$411,340	$495,100
United States	96,162	96,369
Rest of Asia	738,648	792,500

Total	$1,246,150	$1,383,969

In 2007, Analog Devices, Inc. (“ADI”) contributed 10.1% of the Company’s net revenues. In 2006, Freescale Semiconductor Inc. (“Freescale”) and Intel Corporation (“Intel”) each contributed 10.7% and 10.1% of the Company’s net revenues, respectively, and in 2005, Intel, ADI and Freescale each contributed 11.6%, 10.4% and 10.1% to the Company’s net revenues, respectively.

Annual Report 2007          F-41
STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
27. Recent Events
In January and February 2008, the Company repurchased $12,400 and $2,450 aggregate principal of its zero coupon convertible notes due 2008 for $14,672 (including accrued interest) and $2,899 (including accrued interest), respectively. The Company financed the repurchase of the $12,400 and $2,450 aggregate principal amount of these convertible notes with cash and cash equivalents.
In January 2008, the Company announced its intention to effect a proposed capital reduction to return surplus share capital in an amount of up to $813,000 to the shareholders. The proposed capital reduction is subject to and conditional upon the Company being able to obtain adequate debt financing to fund the cash distribution and the repayment of certain of its outstanding debt (including the redemption or repurchase of the Company’s senior notes that would otherwise restrict its ability to make the cash distribution and to incur the indebtedness required to finance the cash distribution) on terms and conditions acceptable to the Company. The amount of the cash distribution would accordingly be determined based on the proceeds of such debt financing made available to the Company. The proposed capital reduction is also subject to (1) approval by the SGX-ST and other applicable regulatory authorities, (2) approval by the shareholders at an extraordinary general meeting of shareholders that the Company will be convening on March 17, 2008, (3) approval by the Singapore High Court and (4) the board of directors determining, following the satisfaction of the preceding conditions, that it is in the best interest of the Company, to effect the proposed cash distribution. On February 22, 2008, the Company distributed the notice of the extraordinary general meeting and the circular to the shareholders.
28. Condensed Consolidating Financial Information
In connection with the merger with ChipPAC in 2004, the Company assumed the $150,000 2.5% Convertible Subordinated Notes due 2008, of which $134,500 principal amount were outstanding as of December 30, 2007, issued by ChipPAC. In October 2004, in connection with the filing of the prospectus to register the resale of the Convertible Notes issued by ChipPAC, the Company, but not any of its direct or indirect subsidiaries, provided a full and unconditional guarantee of the Convertible Notes on a subordinated basis.
In November 2004, the Company issued $215,000 of 6.75% Senior Notes due 2011. The Senior Notes issued by STATS ChipPAC are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by the following wholly-owned subsidiaries: (1) STATS ChipPAC, Inc., (2) STATS ChipPAC (Barbados) Ltd., STATS ChipPAC (BVI) Limited, ChipPAC International Company Limited, STATS ChipPAC Malaysia Sdn. Bhd., STATS ChipPAC (Thailand) Limited, STATS ChipPAC Test Services, Inc., STATS Holdings Limited, ChipPAC Luxembourg S.a.R.L., ChipPAC Liquidity Management Hungary Limited Liability Company, and STATS ChipPAC Taiwan Co., Ltd. (the “Guarantor Subsidiaries”) and (3) STATS ChipPAC Korea Ltd. STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Test Services (Shanghai) Co., Ltd., STATS ChipPAC Semiconductor Shanghai Co., Ltd. and STATS ChipPAC Taiwan Semiconductor Corporation (the “Non-Guarantor Subsidiaries”) did not provide guarantees.
In July 2005, the Company issued $150,000 of 7.5% Senior Notes due 2010. The Senior Notes are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by STATS ChipPAC, Inc. and the Guarantor Subsidiaries. The Non-Guarantor Subsidiaries. and STATS ChipPAC Korea Ltd. did not provide guarantees.
The following is the consolidated financial information segregated between STATS ChipPAC Ltd. as the parent company and guarantor of the $134,500 Convertible Subordinated Notes and issuer of the $215,000 6.75% Senior Notes due 2011 and the $150,000 7.5% Senior Notes due 2010; STATS ChipPAC, Inc. as issuer of the $134,500 Convertible Subordinated Notes and a guarantor of the $215,000 6.75% Senior Notes due 2011 and the $150,000 7.5% Senior Notes due 2010; STATS ChipPAC Korea Ltd. as a guarantor of the $215,000 6.75% Senior Notes due 2011 and non-guarantor of the $150,000 7.5% Senior Notes due 2010; the other Guarantor Subsidiaries and other Non-Guarantor Subsidiaries of the $215,000 6.75% Senior Notes due 2011 and the $150,000 7.5% Senior Notes due 2010.

F-42          STATS ChipPAC
STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the Year Ended December 25, 2005

	STATS	STATS	STATS		Non -
	ChipPAC	ChipPAC,	ChipPAC	Guarantor	Guarantor
	Ltd.	Inc.	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net revenues	$435,630	$40,268	$387,830	$684,290	$163,870	$(554,635)	$1,157,253
Cost of revenues	(363,092)	(384)	(347,964)	(612,676)	(142,909)	499,002	(968,023)

Gross profit	72,538	39,884	39,866	71,614	20,961	(55,633)	189,230

Operating expenses:
Selling, general and administrative	44,488	24,862	9,007	94,754	9,635	(46,995)	135,751
Research and development	10,779	5,556	6,986	10,015	1,452	(8,717)	26,071
Restructuring charges	734	—	—	96	—	—	830

Total operating expenses	56,001	30,418	15,993	104,865	11,087	(55,712)	162,652

Operating income (loss)	16,537	9,466	23,873	(33,251)	9,874	79	26,578

Other income (expense), net:
Interest income	24,292	17	226	2,531	229	(20,881)	6,414
Interest expense	(31,358)	(8,240)	(3,372)	(18,827)	(1,713)	20,881	(42,629)
Foreign currency exchange gain (loss)	(1,125)	(3)	(535)	1,529	665	—	531
Equity gain (loss) from investment in subsidiaries	(32,320)	414	—	—	—	31,906	—
Other non-operating income (expense), net	(1,648)	(91)	(19)	93	589	—	(1,076)

Total other income (expense), net	(42,159)	(7,903)	(3,700)	(14,674)	(230)	31,906	(36,760)

Income (loss) before income taxes	(25,622)	1,563	20,173	(47,925)	9,644	31,985	(10,182)
Income tax benefit (expense)	(689)	(56)	(7,767)	(1,909)	732	—	(9,689)

Income (loss) before minority interest	(26,311)	1,507	12,406	(49,834)	10,376	31,985	(19,871)
Minority interest	—	—	—	—	—	(6,440)	(6,440)

Net income (loss)	$(26,311)	$1,507	$12,406	$(49,834)	$10,376	$25,545	$(26,311)

Annual Report 2007          F-43
STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 25, 2005

		STATS	STATS		Non-
	STATS	ChipPAC,	ChipPAC	Guarantor	Guarantor
	ChipPAC Ltd.	Inc.	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash Flows From Operating Activities
Net income (loss)	$(26,311)	$1,507	$12,406	$(49,834)	$10,376	$25,545	$(26,311)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	81,823	2,073	41,982	86,275	42,064	(79)	254,138
Amortization of leasing prepayments	25,790	—	—	—	—	—	25,790
Debt issuance cost amortization	1,848	113	—	—	—	—	1,961
Loss (gain) on sale of property, plant and equipment	445	—	220	(62)	926	—	1,529
Accretion of discount on convertible notes	7,414	—	—	—	—	—	7,414
Loss from repurchase and redemption of convertible notes	1,653	—	—	—	—	—	1,653
Foreign currency exchange loss (gain)	48	—	—	168	(350)	—	(134)
Share-based compensation expense	703	—	—	—	40	—	743
Deferred income taxes	617	—	7,767	1,574	(607)	—	9,351
Minority interest in income of subsidiary	—	—	—	—	—	6,440	6,440
Equity loss (gain) from investment in subsidiaries	32,320	(414)	—	—	—	(31,906)	—
Others	(5)	134	344	311	(249)	—	535
Changes in operating working capital:
Accounts receivable	(23,950)	—	—	(59,685)	(7,705)	—	(91,340)
Amounts due from affiliates	(109,865)	(4,564)	4,426	(16,358)	(9,893)	132,067	(4,187)
Inventories	(5,449)	—	(8,156)	(49)	(11,139)	—	(24,793)
Other receivables, prepaid expenses and other assets	7,357	315	(1,667)	(153)	(2,336)	—	3,516
Accounts payable, accrued operating expenses and other payables	35,737	89	30,918	12,200	25,555	—	104,499
Amounts due to affiliates	3,124	1,709	39,146	89,352	(1,339)	(132,067)	(75)

Net cash provided by operating activities	33,299	962	127,386	63,739	45,343	—	270,729

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$—	$—	$—	$—	$15,726	$—	$15,726
Proceeds from maturity of marketable securities	—	—	—	787	—	—	787
Purchases of marketable securities	—	—	—	—	(32,017)	—	(32,017)
Cash injection in subsidiary	(25,587)	—	—	(25,500)	—	51,087	—
Acquisition of intangible assets	(787)	(698)	(812)	(837)	(1,719)	—	(4,853)
Purchases of property, plant and equipment	(53,718)	(187)	(94,163)	(78,419)	(61,648)	42,360	(245,775)
Others, net	18,726	10	4,927	9,629	12,207	(42,360)	3,139

Net cash used in investing activities	(61,366)	(875)	(90,048)	(94,340)	(67,451)	51,087	(262,993)

Cash Flows From Financing Activities
Repayment of short-term debts	$(100,464)	$—	$(35,779)	$—	$(7,033)	$—	$(143,276)
Repayment of long-term debts	—	—	(7,101)	—	(30,569)	—	(37,670)
Proceeds from issuance of shares, net of expenses	13,521	—	—	21,479	33,231	(54,710)	13,521
Proceeds from issuance of convertible notes, net of expenses	146,535	—	—	—	—	—	146,535
Repurchase and redemption of convertible notes	(167,263)	—	—	—	—	—	(167,263)
Proceeds from bank borrowings	100,464	—	42,657	—	44,964	—	188,085
Increase in restricted cash	—	—	(18)	—	(1,469)	—	(1,487)
Grants received	246	—	—	—	—	—	246
Capital lease payments	(4,955)	—	(6,782)	—	—	—	(11,737)
Contribution by minority interest in subsidiary, net	—	—	—	—	—	3,623	3,623

Net cash provided by (used in) financing activities	(11,916)	—	(7,023)	21,479	39,124	(51,087)	(9,423)

Net increase (decrease) in cash and cash equivalents	(39,983)	87	30,315	(9,122)	17,016	—	(1,687)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	(1,102)	—	(1,102)
Cash and cash equivalents at beginning of the year	184,824	548	1,976	18,987	21,174	—	227,509

Cash and cash equivalents at end of the year	$144,841	$635	$32,291	$9,865	$37,088	$—	$224,720

F-44          STATS ChipPAC

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING BALANCE SHEETS
As of December 31, 2006

	STATS	STATS	STATS		Non -
	ChipPAC	ChipPAC,	ChipPAC	Guarantor	Guarantor
	Ltd.	Inc.	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$69,057	$177	$22,503	$55,608	$24,112	$—	$171,457
Short-term marketable securities	2,619	—	—	—	42,507	—	45,126
Accounts receivable, net	75,655	—	—	153,427	14,697	—	243,779
Amounts due from affiliates	480,580	152,734	14,973	93,602	25,833	(765,216)	2,506
Other receivables	2,249	219	3,092	672	743	—	6,975
Inventories	36,996	—	41,871	6,514	26,233	—	111,614
Prepaid expenses and other current assets	6,805	1,158	6,600	1,473	2,328	—	18,364

Total current assets	673,961	154,288	89,039	311,296	136,453	(765,216)	599,821
Long-term marketable securities	15,358	—	—	—	—	—	15,358
Property, plant and equipment, net	332,786	4,261	285,582	237,688	332,523	(10)	1,192,830
Investment in equity investee	10,292	—	—	—	—	—	10,292
Investment in subsidiaries	830,366	14,706	—	86,433	—	(931,505)	—
Intangible assets	3,630	2,039	1,997	31,716	2,464	—	41,846
Goodwill	—	—	304,557	102,129	104,617	2,209	513,512
Long-term restricted cash	—	—	629	—	352	—	981
Prepaid expenses and other non-current assets	22,256	258	25,956	319	34,851	—	83,640

Total assets	$1,888,649	$175,552	$707,760	$769,581	$611,260	$(1,694,522)	$2,458,280

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$38,967	$20	$62,945	$10,537	$55,253	$—	$167,722
Payables related to property, plant and equipment purchases	8,048	—	12,340	8,176	5,713	—	34,277
Accrued operating expenses	44,287	9,347	13,210	9,171	21,612	—	97,627
Income taxes payable	—	187	1,663	3,326	1,634	—	6,810
Short-term borrowings	—	—	48	—	544	—	592
Amounts due to affiliates	18,117	1,252	75,398	633,912	36,582	(765,216)	45
Current obligations under capital leases		—	3,680	—	—	—	3,680
Current installments of long-term debts	36,800	—	5,070	—	19,231	—	61,101

Total current liabilities	146,219	10,806	174,354	665,122	140,569	(765,216)	371,854
Long-term debts, excluding current installments	496,280	150,000	9,000	—	42,243	—	697,523
Other non-current liabilities	—	—	68,518	9,694	6,595	—	84,807

Total liabilities	642,499	160,806	251,872	674,816	189,407	(765,216)	1,154,184

Minority interest	—	—	—	—	—	57,946	57,946
Total shareholders’ equity	1,246,150	14,746	455,888	94,765	421,853	(987,252)	1,246,150

Total liabilities and shareholders’ equity	$1,888,649	$175,552	$707,760	$769,581	$611,260	$(1,694,522)	$2,458,280

Annual Report 2007          F-45

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006

	STATS	STATS	STATS		Non -
	ChipPAC	ChipPAC,	ChipPAC	Guarantor	Guarantor
	Ltd.	Inc.	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net revenues	$501,660	$39,870	$573,502	$1,070,609	$289,434	$(858,142)	$1,616,933
Cost of revenues	(400,330)	(75)	(490,533)	(950,922)	(240,838)	791,925	(1,290,773)

Gross profit	101,330	39,795	82,969	119,687	48,596	(66,217)	326,160

Operating expenses:
Selling, general and administrative	57,018	26,970	12,453	86,268	12,030	(55,273)	139,466
Research and development	10,253	5,781	10,408	13,692	1,334	(11,022)	30,446
Restructuring charges	1,938	—	—	—	—	—	1,938

Total operating expenses	69,209	32,751	22,861	99,960	13,364	(66,295)	171,850

Operating income (loss)	32,121	7,044	60,108	19,727	35,232	78	154,310

Other income (expense), net:
Interest income	3,468	27	389	2,776	811	(2,070)	5,401
Interest expense	(35,198)	(7,145)	(3,507)	—	(2,036)	2,070	(45,816)
Foreign currency exchange gain (loss)	89	(1)	(2,874)	2,304	(1,142)	46	(1,578)
Equity gain from investment in equity investee	152	—	—	—	—	—	152
Equity gain from investment in subsidiaries	74,478	2,520	—	12,741	—	(89,739)	—
Dividend income from subsidiary	2,903	—	—	—	—	(2,903)	—
Other non-operating income (expense), net	195	(600)	(2)	219	296	—	108

Total other income (expense), net	46,087	(5,199)	(5,994)	18,040	(2,071)	(92,596)	(41,733)

Income before income taxes	78,208	1,845	54,114	37,767	33,161	(92,518)	112,577
Income tax expense	(1,400)	(1,451)	(19,624)	(1,840)	(1,444)	—	(25,759)

Income before minority interest	76,808	394	34,490	35,927	31,717	(92,518)	86,818
Minority interest	—	—	—	—	—	(10,010)	(10,010)

Net income	$76,808	$394	$34,490	$35,927	$31,717	$(102,528)	$76,808

F-46          STATS ChipPAC

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2006

		STATS	STATS		Non-
	STATS	ChipPAC,	ChipPAC	Guarantor	Guarantor
	ChipPAC Ltd.	Inc.	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash Flows From Operating Activities
Net income	$76,808	$394	$34,490	$35,927	$31,717	$(102,528)	$76,808
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	86,748	1,698	53,207	75,173	49,570	(79)	266,317
Amortization of leasing prepayments	7,386	—	—	—	—	—	7,386
Debt issuance cost amortization	2,262	109	—	—	—	—	2,371
Loss (gain) on sale of property, plant and equipment	852	—	(16)	(58)	473	—	1,251
Accretion of discount on convertible notes	6,618	—	—	—	—	—	6,618
Loss on redemption of convertible notes	—	500	—	—	—	—	500
Foreign currency exchange loss (gain)	(220)	—	—	—	1,024	(46)	758
Share-based compensation	4,150	1,762	5,244	1,429	1,103	—	13,688
Deferred income taxes	1,400	1,300	19,515	(2,069)	(293)	—	19,853
Minority interest in income of subsidiary	—	—	—	—	—	10,010	10,010
Equity gain from investment in subsidiaries	(74,479)	(2,520)	—	(12,741)	—	89,740	—
Equity gain from investment in equity investee	(152)	—	—	—	—	—	(152)
Gain on sale of marketable securities	—	—	—	—	(5)	—	(5)
Others	487	1	175	136	210	—	1,009
Changes in operating working capital:
Accounts receivable	15,170	—	—	(23,298)	5,339	—	(2,789)
Amounts due from affiliates	(120,238)	49,490	(6,398)	2,547	(12,221)	91,124	4,304
Inventories	(11,631)	—	(9,984)	(1,893)	(8,760)	—	(32,268)
Other receivables, prepaid expenses and other assets	6,358	220	(451)	(518)	1,746	—	7,355
Accounts payable, accrued operating expenses and other payables	2,973	(1,366)	10,070	1,781	31,316	—	44,774
Amounts due to affiliates	10,052	(630)	(13,953)	90,932	4,706	(91,124)	(17)

Net cash provided by operating activities	14,544	50,958	91,899	167,348	105,925	(2,903)	427,771

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$—	$—	$—	$—	$35,391	$—	$35,391
Proceeds from maturity of marketable securities	—	—	—	—	20,841	—	20,841
Purchases of marketable securities	—	—	—	—	(80,866)	—	(80,866)
Cash injection in subsidiaries	(7,517)	—	—	(54,500)	—	62,017	—
Investment in equity investee	(10,154)	—	—	—	—	—	(10,154)
Acquisition of intangible assets	(1,835)	(698)	(1,151)	(2,314)	(421)	—	(6,419)
Purchases of property, plant and equipment	(96,176)	(219)	(94,167)	(71,989)	(157,913)	26,821	(393,643)
Proceeds from sale of assets held for sale	—	—	—	—	4,027	—	4,027
Others, net	12,100	1	6,139	7,198	6,423	(26,821)	5,040

Net cash used in investing activities	(103,582)	(916)	(89,179)	(121,605)	(172,518)	62,017	(425,783)

Cash Flows From Financing Activities
Repayment of short-term debts	$—	$—	$(21,496)	$—	$(20,794)	$—	$(42,290)
Repayment of long-term debts	—	—	(690)	—	(26,937)	—	(27,627)
Proceeds from issuance of shares, net of expenses	13,254	—	—	—	62,017	(62,017)	13,254
Repurchase and redemption of senior and convertible notes	—	(50,500)	—	—	—	—	(50,500)
Proceeds from bank borrowings	—	—	16,653	—	43,655	—	60,308
Decrease in restricted cash	—	—	116	—	1,511	—	1,627
Capital lease payments	—	—	(7,091)	—	—	—	(7,091)
Distribution to minority interest in subsidiary	—	—	—	—	(5,445)	2,903	(2,542)

Net cash provided by (used in) financing activities	13,254	(50,500)	(12,508)	—	54,007	(59,114)	(54,861)

Net increase (decrease) in cash and cash equivalents	(75,784)	(458)	(9,788)	45,743	(12,586)	—	(52,873)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	(390)	—	(390)
Cash and cash equivalents at beginning of the year	144,841	635	32,291	9,865	37,088	—	224,720

Cash and cash equivalents at end of the year	$69,057	$177	$22,503	$55,608	$24,112	$—	$171,457

Annual Report 2007          F-47

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING BALANCE SHEETS
As of December 30, 2007

	STATS	STATS	STATS		Non -
	ChipPAC	ChipPAC,	ChipPAC	Guarantor	Guarantor
	Ltd.	Inc.	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$91,813	$793	$25,224	$65,152	$30,479	$—	$213,461
Short-term marketable securities	—	—	—	—	29,230	—	29,230
Accounts receivable, net	72,827	—	—	183,486	15,047	—	271,360
Amounts due from affiliates	440,518	143,154	38,005	142,288	65,932	(820,605)	9,292
Other receivables	2,527	195	2,716	709	730	—	6,877
Inventories	19,614	—	38,516	11,680	13,502	—	83,312
Prepaid expenses and other current assets	5,276	575	2,589	10,595	3,285	—	22,320

Total current assets	632,575	144,717	107,050	413,910	158,205	(820,605)	$635,852
Long-term marketable securities	15,296	—	—	—	—	—	15,296
Long-term amounts due from affiliates	—	—	—	—	6,852	—	6,852
Property, plant and equipment, net	280,371	3,853	382,420	285,975	323,871	—	1,276,490
Investment in equity investee	10,350	—	—	—	—	—	10,350
Investment in subsidiaries	995,948	14,968	—	111,167	—	(1,122,083)	—
Intangible assets	5,646	2,044	1,586	28,451	3,027	—	40,754
Goodwill	—	—	316,067	125,800	103,882	2,209	547,958
Long-term restricted cash	—	—	629	614	369	—	1,612
Prepaid expenses and other non-current assets	15,055	144	27,061	1,262	18,268	—	61,790

Total assets	$1,955,241	$165,726	$834,813	$967,179	$614,474	$(1,940,479)	$2,596,954

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$14,024	$269	$76,254	$28,511	$45,242	$—	$164,300
Payables related to property, plant and equipment purchases	13,422	—	35,486	11,350	10,486	—	70,744
Accrued operating expenses	48,028	8,589	12,091	28,965	11,843	—	109,516
Income taxes payable	—	68	7,682	2,650	6,850	—	17,250
Short-term borrowings	50,000	—	—	—	300	—	50,300
Amounts due to affiliates	58,447	6,332	87,560	622,577	47,340	(820,605)	1,651
Current obligations under capital leases	—	—	—	—	—	—	—
Current installments of long-term debts	21,991	134,500	6,000	20,000	7,990	—	190,481

Total current liabilities	205,912	149,758	$225,073	$714,053	$130,051	(820,605)	$604,242
Long-term debts, excluding current installments	365,000	—	6,600	26,800	25,453	—	423,853
Other non-current liabilities	360	—	95,377	19,067	10,289	—	125,093

Total liabilities	571,272	149,758	327,050	759,920	165,793	(820,605)	1,153,188

Minority interest	—	—	—	—	—	59,797	59,797
Total shareholders’ equity	1,383,969	15,968	507,763	207,259	448,681	(1,179,671)	1,383,969

Total liabilities and shareholders’ equity	$1,955,241	$165,726	$834,813	$967,179	$614,474	$(1,940,479)	$2,596,954

F-48          STATS ChipPAC

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the Year Ended December 30, 2007

	STATS	STATS	STATS		Non -
	ChipPAC	ChipPAC,	ChipPAC	Guarantor	Guarantor
	Ltd.	Inc.	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net revenues	$432,058	$36,101	$613,248	$1,190,582	$333,329	$(953,758)	$1,651,560
Cost of revenues	330,428	—	526,608	1,077,722	278,235	(882,709)	1,330,284

Gross profit	101,630	36,101	86,640	112,860	55,094	(71,049)	321,276

Operating expenses:
Selling, general and administrative	54,715	25,993	15,336	63,420	9,887	(56,758)	112,593
Research and development	13,931	5,698	10,262	17,507	1,833	(14,313)	34,918
Tender offer expenses	10,119	803	—	—	—	—	10,922
Impairment of assets held for sale	—	—	—	1,725	—	—	1,725
Restructuring charges	990	—	—	—	—	—	990

Total operating expenses	79,755	32,494	25,598	82,652	11,720	(71,071)	161,148

Operating income	21,875	3,607	61,042	30,208	43,374	22	160,128

Other income (expense), net:
Interest income	3,807	5	425	4,081	971	(2,031)	7,258
Interest expense	(33,904)	(3,435)	(3,094)	(752)	(1,296)	2,031	(40,450)
Foreign currency exchange gain (loss)	1,968	(2)	322	181	18	—	2,487
Equity gain from investment in equity investee	102	—	—	—	—	—	102
Equity gain from investment in subsidiaries	99,636	263	—	24,735	—	(124,634)	—
Dividend income from subsidiary	5,486	—	—	—	—	(5,486)	—
Other non-operating income (expense), net	(3,286)	(68)	3,429	(809)	292	—	(442)

Total other income (expense), net	73,809	(3,237)	1,082	27,436	(15)	(130,120)	(31,045)

Income before income taxes	95,684	370	62,124	57,644	43,359	(130,098)	129,083
Income tax expense	2,000	3,630	11,402	3,953	8,596	—	29,581

Income before minority interest	93,684	(3,260)	50,722	53,691	34,763	(130,098)	99,502
Minority interest	—	—	—	—	—	(5,818)	(5,818)

Net income (loss)	$93,684	$(3,260)	$50,722	$53,691	$34,763	$(135,916)	93,684

Annual Report 2007          F-49

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 30, 2007

		STATS	STATS		Non-
	STATS	ChipPAC,	ChipPAC	Guarantor	Guarantor
	ChipPAC Ltd.	Inc.	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash Flows From Operating Activities

Net income (loss)	93,684	(3,260)	50,722	53,691	34,763	(135,916)	93,684
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	84,095	1,176	65,509	53,761	49,818	(7)	254,352
Amortization of leasing prepayments	11	—	—	—	—	—	11
Debt issuance cost amortization	2,446	115	—	—	—	—	2,561
Loss (gain) on sale of property, plant and equipment	1,090	—	(1)	(36)	(1,070)	—	(17)
Impairment of assets held for sale	—	—	—	1,725	—	—	1,725
Accretion of discount on convertible notes	4,830	—	—	—	—	—	4,830
Foreign currency exchange loss (gain)	(16)	—	—	—	755	(15)	724
Share-based compensation	3,192	868	3,958	663	188	—	8,869
Deferred income taxes	2,000	3,613	(9,079)	(1,123)	914	—	(3,675)
Minority interest in income of subsidiary	—	—	—	—	—	5,818	5,818
Equity gain from investment in subsidiaries	(99,636)	(263)	—	(24,735)	—	124,634	—
Equity gain from investment in equity investee	(102)	—	—	—	—	—	(102)
Others	280	—	(17)	59	1,282	—	1,604
Changes in operating working capital:
Accounts receivable	2,828	—	—	(30,059)	(350)	—	(27,581)
Amounts due from affiliates	55,562	9,580	(23,032)	(48,686)	(46,951)	39,889	(13,638)
Inventories	17,382	—	3,354	(3,868)	12,731	—	29,599
Other receivables, prepaid expenses and other assets	4,091	605	6,597	(2,844)	(1,337)	—	7,112
Accounts payable, accrued operating expenses and other payables	(21,209)	(624)	36,516	42,605	(12,996)	(262)	44,030
Amounts due to affiliates	40,330	(10,420)	12,162	(11,335)	10,758	(39,889)	1,606

Net cash provided by operating activities	190,858	1,390	146,689	29,818	48,505	(5,748)	411,512

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$—	$—	$—	$—	$19,660	$—	$19,660
Proceeds from maturity of marketable securities	2,614	—	—	—	20,985	—	23,599
Purchases of marketable securities	—	—	—	—	(27,450)	—	(27,450)
Cash injection in subsidiaries	(60,214)	—	—	—	—	60,214	—
Acquisition of intangible assets	(2,247)	(577)	(446)	(1,923)	(1,569)	—	(6,762)
Acquisition of business	—	—	—	(100,000)	—	—	(100,000)
Purchases of property, plant and equipment	(43,237)	(197)	(145,307)	(31,122)	(46,525)	34,100	(232,288)
Proceeds from sale of assets held for sale	—	—	—	657	21,172	—	21,829
Others, net	16,049	—	6,983	4,228	9,164	(34,100)	2,324

Net cash used in investing activities	(87,035)	(774)	(138,770)	(128,160)	(4,563)	60,214	(299,088)

Cash Flows From Financing Activities
Repayment of short-term debts	$—	$—	$(48)	$—	$(6,501)	$—	$(6,549)
Repayment of long-term debts	(114,118)	—	(5,070)	—	(51,330)	—	(170,518)
Proceeds from issuance of shares, net of expenses	19,851	—	—	58,500	1,452	(59,952)	19,851
Repurchase and redemption of senior and convertible notes	(36,800)	—	—	—	—	—	(36,800)
Proceeds from promissory notes	—	—	—	50,000	—	—	50,000
Proceeds from bank borrowings	50,000	—	3,600	—	29,257	—	82,857
Increase in restricted cash	—	—	—	(614)	(17)	—	(631)
Capital lease payments	—	—	(3,680)	—	—	—	(3,680)
Distribution to minority interest in subsidiary	—	—	—	—	(10,466)	5,486	(4,980)

Net cash provided by (used in) financing activities	(81,067)	—	(5,198)	107,886	(37,605)	(54,466)	(70,450)

Net increase in cash and cash equivalents	22,756	616	2,721	9,544	6,337	—	41,974
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	30	—	30
Cash and cash equivalents at beginning of the year	69,057	177	22,503	55,608	24,112	—	171,457

Cash and cash equivalents at end of the year	$91,813	$793	$25,224	$65,152	$30,479	$—	$213,461

F-50          STATS ChipPAC

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF STATS CHIPPAC LTD.
(In compliance with the requirements of the Singapore Companies Act)
We have completed an integrated audit of STATS ChipPAC Ltd.’s 2007 consolidated financial statements and of its internal control over financial reporting as of December 30, 2007, set out on pages F-2 to F-49 of the Annual Report, in accordance with the standards of the Public Company Accounting Oversight Board (United States).
The consolidated financial statements of STATS ChipPAC Ltd. (the “Company”) and its subsidiaries (the “Group”) are prepared in accordance with accounting principles generally accepted in the United States of America. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
We reported separately on the consolidated financial statements of the Group on March 7, 2008 and our report is included thereon.
Our audit of the consolidated financial statements referred to above includes an audit of the accompanying unconsolidated balance sheet of the Company, which should be read in conjunction with the consolidated financial statements. The unconsolidated balance sheet of the Company as at December 30, 2007 and notes therein as set out on pages F-51 to F-62 are presented as required by the Companies Act, Cap. 50 (the “Act”).
In our opinion,
(a)	the consolidated financial statements of the Group and the accompanying unconsolidated balance sheet of the Company are properly drawn up in accordance with the provisions of the Act and accounting principles generally accepted in the United States of America, so as to give a true and fair view of the state of affairs of the Group and of the Company as of December 30, 2007, and the results, cash flows and changes in equity of the Group for the financial year ended on that date; and

(b)	the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditor, have been properly kept in accordance with the provisions of the Act.
PricewaterhouseCoopers
Certified Public Accountants
Singapore
March 7, 2008

Annual Report 2007          F-51

STATS CHIPPAC LTD.
UNCONSOLIDATED BALANCE SHEET
In thousands of U.S. Dollars

		December 31,	December 30,
	Note	2006	2007
ASSETS
Current assets:
Cash and cash equivalents	3	$69,057	$91,813
Short-term marketable securities	8	2,619	—
Accounts receivable, net	4	75,655	72,827
Amounts due from affiliates		2,506	2,650
Amounts due from subsidiaries		478,074	437,868
Other receivables	5	2,249	2,527
Inventories	6	36,996	19,614
Prepaid expenses and other current assets	7	6,805	5,276

Total current assets		673,961	632,575
Long-term marketable securities	8	15,358	15,296
Property, plant and equipment, net	9	332,786	280,371
Investment in subsidiaries	10	830,366	995,948
Investment in equity investee	11	10,292	10,350
Intangible assets	12	3,630	5,646
Prepaid expenses and other non-current assets	7	22,256	15,055

Total assets		$1,888,649	$1,955,241

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables		$38,967	$14,024
Payables related to property, plant and equipment purchases		8,048	13,422
Accrued operating expenses	13	44,287	48,028
Short-term borrowing	14	—	50,000
Amounts due to affiliates		45	1,651
Amount due to subsidiaries		18,072	56,796
Current installments of long-term debts	16	36,800	21,991

Total current liabilities		146,219	205,912
Long-term debts, excluding current installments	16	496,280	365,000
Other non-current liabilities	18	—	360

Total liabilities		642,499	571,272

Share capital:
Ordinary shares — Issued ordinary shares — 2,002,814,117 in 2006 and 2,047,333,663 in 2007	19	1,847,002	1,891,546
Accumulated other comprehensive loss	20	(7,714)	(7,605)
Accumulated deficit		(593,138)	(499,972)

Total shareholders’ equity		1,246,150	1,383,969

Commitments and contingencies	21
Total liabilities and shareholders’ equity		$1,888,649	$1,955,241

The accompanying notes form an integral part of the unconsolidated balance sheet.

F-52          STATS ChipPAC

STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET
In thousands of U.S. Dollars
1.	Background and Summary of Significant Accounting Policies

(a)	Business and Organization

STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company”) is incorporated in Singapore and its ordinary shares are listed on the Singapore Exchange (“SGX-ST”). The principal activities of the Company are the provision of a full range of semiconductor packaging design, assembly, test and distribution solutions.

On October 5, 2007, Winstek Semiconductor Corporation changed its name to STATS ChipPAC Taiwan Semiconductor Corporation. The Company owned approximately 52% of STATS ChipPAC Taiwan Semiconductor Corporation’s total shares outstanding as of December 30, 2007.

The Company is required to prepare the unconsolidated balance sheet of the Company in accordance with the provisions of the Singapore Companies Act, Chapter 50 (the “Act”) for filing with the Accounting and Corporate Regulatory Authority (“ACRA”).

Under the Companies (Accounting Standards for Listed Companies) Order 2003 of the Singapore Companies (Amendment) Act, where a SGX-ST listed company is also listed on a foreign exchange which requires the company to comply with accounting standards other than Financial Reporting Standards, the company shall apply the alternative accounting standards if they are approved accounting standards by SGX-ST and the company has notified ACRA of its intention. As accounting principles generally accepted in the United States of America (“U.S. GAAP”) is an approved accounting standard and the Company has notified ACRA of its intention, the unconsolidated balance sheet of the Company has been prepared in accordance with U.S. GAAP.

The unconsolidated balance sheet of the Company should be read in conjunction with the consolidated financial statements, its basis of preparation and summary of significant accounting policies. The consolidated financial statements have been prepared in accordance with U.S. GAAP and are included in the annual report of the Company.

The financial statements are expressed in U.S. dollars, which is the Company’s functional and presentation currency.

Acquisition of LSI Corporation’s assembly and test facility in Thailand

On October 2, 2007, the Company consummated the previously announced definitive agreement with LSI Corporation (“LSI”) to acquire LSI’s assembly and test operation in Thailand for an aggregate purchase price of approximately $100,000, payable over the next four years through its wholly-owned subsidiary, STATS ChipPAC (Thailand) Limited.

Temasek’s Subsidiary, Singapore Technologies Semiconductors Pte Ltd’s Tender Offer

On March 1, 2007, Singapore Technologies Semiconductors Pte Ltd (“STSPL”), a wholly-owned subsidiary of Temasek, announced its intention to launch a voluntary conditional cash tender offer for the ordinary shares and American Depositary Shares (“ADSs”) of the Company that STSPL did not already own. The tender offer also included an offer by STSPL for the Company’s outstanding $115,000 aggregate principal amount of zero coupon convertible notes due 2008 and STATS ChipPAC, Inc.’s $150,000 aggregate principal amount of 2.5% convertible subordinated notes due 2008. STATS ChipPAC Inc. is a wholly-owned subsidiary of the Company. Concurrently with the tender offer, STSPL made an options proposal to all holders of options granted under STATS ChipPAC share option plans.

Annual Report 2007          F-53

STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET (Continued)
In thousands of U.S. Dollars
On May 18, 2007, the tender offer closed with STSPL and its concert parties holding 83.1% of the outstanding ordinary shares and (including ordinary shares represented by ADSs but excluding the ordinary shares issuable upon the potential conversion of the $134,500 aggregate principal amount of the 2.5% convertible subordinated notes due 2008 acquired by STSPL) and $134,500 aggregate principal amount of the 2.5% convertible subordinated notes due 2008.

As of December 30, 2007, Temasek, through its wholly-owned subsidiary, STSPL, beneficially owned approximately 83.1% of the Company’s outstanding ordinary shares. As of December 30, 2007, STSPL (and through its ownership of STSPL, Temasek) beneficially owned 1,845,715,689 ordinary shares (including ordinary shares represented by ADSs and ordinary shares into which the $134,500 aggregate principal amount of 2.5% convertible subordinated notes due 2008 beneficially owned by STSPL may be converted), representing 84.2% of the issued and issuable ordinary shares (including in the numerator and the denominator the ordinary shares issuable upon conversion of the 2.5% convertible subordinated notes due 2008 beneficially owned by STSPL).

In 2007, the Company recorded tender offer expenses of $10,119, consisting of investment banking, legal, accounting, insurance, printing and other costs associated with the tender offer.

(b)	Subsidiaries and Equity Investee

The Company has subsidiaries in South Korea, China, Malaysia, Thailand, Taiwan, the British Virgin Island, Luxembourg, Barbados, Hungary and in the United States, its principal market. The Company’s equity investee company is based in Bermuda. Investments in subsidiaries and equity investee are accounted for using the equity accounting method.

(c)	Fiscal Year

Since the beginning of fiscal 2005, the Company has employed fiscal year and fiscal quarter reporting periods. The Company’s 52-53 week fiscal year ends on the Sunday nearest and prior to December 31. The Company’s fiscal quarters end on a Sunday and are generally thirteen weeks in length. Fiscal year 2007, a 52-week year, ended on December 30, 2007 and fiscal year 2006, a 53-week year, ended on December 31, 2006. Unless otherwise stated, all years and dates refer to the Company’s fiscal years.

2.	Related Parties

As of December 30, 2007, Temasek, through its wholly-owned subsidiary, STSPL, beneficially owned approximately 83.1% of the Company’s outstanding ordinary shares. As of December 30, 2007, STSPL (and through its ownership of STSPL, Temasek) beneficially owned 1,845,715,689 ordinary shares (including ordinary shares represented by ADSs and ordinary shares into which the $134,500 aggregate principal amount of 2.5% convertible subordinated notes due 2008 beneficially owned by STSPL may be converted), representing 84.2% of the issued and issuable ordinary shares (including in the numerator and the denominator the ordinary shares issuable upon conversion of the 2.5% convertible subordinated notes due 2008 beneficially owned by STSPL). Refer to Note 2 of the consolidated financial statements for details of transactions with affiliates.

F-54          STATS ChipPAC

STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET (Continued)
In thousands of U.S. Dollars
3.	Cash and Cash Equivalents

Cash and cash equivalents consist of the following:

	December 31,	December 30,
	2006	2007

Cash at banks and on hand	$26,397	$43,932
Cash equivalents
Bank fixed deposits	42,660	13,248
Money market funds	—	34,633

	$69,057	$91,813

4.	Accounts Receivable

Accounts receivable consist of the following:

	December 31,	December 30,
	2006	2007

Accounts receivable — third parties	$77,441	$76,980
Allowance for sales returns	(1,786)	(4,153)

	$75,655	$72,827

5.	Other Receivables

Other receivables consist of the following:

	December 31,	December 30,
	2006	2007

Deposits and staff advances	$1	$4
Other receivables	2,248	2,523

	$2,249	$2,527

6.	Inventories

Inventories consist of the following:

	December 31,	December 30,
	2006	2007

Raw materials	$29,009	$13,447
Work-in-progress	7,144	5,909
Finished goods	843	258

	$36,996	$19,614

Annual Report 2007          F-55
STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET (Continued)
In thousands of U.S. Dollars
7.	Prepaid Expenses and Other Assets

Prepaid expenses and other current assets consist of the following:

	December 31,	December 30,
	2006	2007
Leasing prepayments	$11	$91
Other prepayments and assets	2,765	1,656
Loans to a vendor	4,029	3,529

	$6,805	$5,276

Prepaid expenses and other non-current assets consist of the following:

	December 31,	December 30,
	2006	2007
Deferred income tax assets (Note 15)	$7,900	$5,900
Loans to a vendor	4,412	882
Debt issuance cost, net of accumulated amortization of $5,231 and $7,677	9,349	6,903
Others	595	1,370

	$22,256	$15,055

Leasing prepayments represent prepayments of lease rental obligations for production equipments leased under sale and lease-back arrangements.

Details of the loans to a vendor are provided in Note 8 of the consolidated financial statements.

8.	Marketable Securities

Marketable securities consist of the following:

	December 31,				December 30,
	2006				2007
		Gross	Gross			Gross	Gross
	Amortized	Unrealized	Unrealized	Fair	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value
Available-for-sale corporate debt securities	$19,049	$—	$(1,072)	$17,977	$16,193	$—	$(897)	$15,296

Maturities of marketable securities (at fair value) are as follows:

	December 31,	December 30,
	2006	2007
Marketable securities:
Due in one year or less	$2,619	$—
Due after one year through five years	15,358	1,064
Due after five years	—	14,232

Total	$17,977	$15,296

F-56          STATS ChipPAC
STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET (Continued)
In thousands of U.S. Dollars
9.	Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31,	December 30,
	2006	2007
Cost:
Buildings, mechanical and electrical installation	$63,111	$63,964
Equipment	852,321	854,450

Total cost	915,432	918,414
Total accumulated depreciation	(582,646)	(638,043)

Property, plant and equipment, net	$332,786	$280,371

10.	Investment in Subsidiaries

Investment in subsidiaries is summarized as follows:

	December 31,	December 30,
	2006	2007
Unquoted equity shares at cost	$1,214,800	$1,275,013
Quoted equity shares at cost	40,894	40,894

	1,255,694	1,315,907
Less: share of net losses of subsidiaries	(425,328)	(319,959)

	$830,366	$995,948

11.	Investment in Equity Investee

Investment in equity investee is summarized as follows:

	December 31,	December 30,
	2006	2007
Unquoted equity shares at cost	$10,154	$10,154
Currency translation differences	(14)	(58)
Add: share of profits of equity investee	152	254

	$10,292	$10,350

In 2006, the Company acquired a 25% shareholding in Micro Assembly Technologies Limited, which wholly-owns Wuxi CR Micro-Assembly Technology Ltd. (“ANST”), for $10,154. Refer to Note 2 of the consolidated financial statements for details of the transfer of the assembly and test equipment to ANST.

12.	Intangible Assets

Intangible assets consist of the following:

	December 31,			December 30,
	2006			2007
		Accumulated	Net	Gross	Accumulated	Net
	Gross Assets	Amortization	Assets	Assets	Amortization	Assets
Software and licenses	$4,641	$(1,011)	$3,630	$6,889	$(1,243)	$5,646

Annual Report 2007          F-57
STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET (Continued)
In thousands of U.S. Dollars
13.	Accrued Operating Expenses

Accrued operating expenses consist of the following:

	December 31,	December 30,
	2006	2007

Staff costs	$10,361	$13,811
Purchase of raw materials	10,758	11,742
Maintenance fees, license fees and royalties	848	825
Interest expense	7,064	7,113
Provision for vacation liability	2,937	3,776
Others	12,319	10,761

	$44,287	$48,028

14.	Short -Term Borrowing

The short-term borrowing relates to the line of credit with Bank of America with credit limit of $50,000. This facility bore average interest rate of 5.9% in 2007. As of December 30, 2007, the Company has utilized the full credit facility amount. The line of credit is subject to annual review by the lender for the continued use of the facility.

15.	Income Taxes

The Company’s previous pioneer trade was in an adjusted tax loss position due to the substantial amount of capital allowances claimed arising from capital expenditure on its plant and machinery and trade losses in certain years. As a result, the Company had not enjoyed any tax exemption in respect of its income arising from the previous pioneer activities. On the other hand, the Company had paid taxes in respect of its interest and rental income as losses arising from the previous pioneer trade cannot be set-off against the non-qualifying income during the previous pioneer incentive period due to the application of the law in respect of the previous pioneer incentive. In September 2004, the application for the revocation of the Company’s previous pioneer status granted from January 1, 1996 to December 31, 2003 under the Singapore Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86, for “Subcontract Assembly And Testing Of Integrated Circuits Including Wafer Probing Services” was approved by EDB. Accordingly, the Company obtained refund in the aggregate amount of $5,039 of tax recoverable in 2005 and 2006 related to expected tax refund of taxes paid previously on interest and rental income as the unutilized tax losses and capital allowances arising from the trading activities would then be allowed to set-off against the income derived in the previous years. In February 2008, EDB offered the Company a new five year tax incentive for its Singapore operations which commenced on July 1, 2007. Under the tax incentive, certain qualifying income will be subject to a concessionary tax rate of 5% instead of the Singapore statutory rate of 18%, subject to the fulfillment of certain continuing conditions.

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss and unutilized capital allowance carryforwards. The tax effect of significant items comprising the Company’s deferred income tax assets are as follows:

	December 31,	December 30,
	2006	2007
Deferred income tax assets:
Operating loss carryforwards	$4,780	$4,285
Property, plant and equipment	32,430	42,985
Others	292	332

	37,502	47,602
Valuation allowance	(29,602)	(41,702)

Net deferred income tax assets	$7,900	$5,900

F-58          STATS ChipPAC
STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET (Continued)
In thousands of U.S. Dollars
The Company established a valuation allowance of $29,602 and $41,702 as of December 31, 2006 and December 30, 2007, respectively, which represents an increase of $12,100 in 2007 against the net operating loss carryforwards and the capital allowance carryforward to reduce to the amounts that the Company deemed, more likely than not, that the deferred tax assets will be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income based on business plans, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, the Company establish a partial valuation allowance against its gross deferred tax assets to reduce the assets to the amount the Company deemed, more likely than not, to be recoverable.

The Company adopted the provision of FIN 48 effective at the beginning of the first quarter of 2007. As a result of the implementation of FIN 48, the Company recognized an additional $360 liability on unrecognized tax benefits for uncertain tax positions and accounted for the increase as a cumulative effect of a change in accounting principle that resulted in an increase to accumulated deficit of $360.

Changes in share ownership by shareholder may result in a limitation on the amount of net operating losses and unutilized capital allowances that are available as carryforwards for use by the Company. The Company reviewed the tax effect of such a shareholder change in connection with the tender offer by STSPL in 2007. In January 2008, the Singapore tax authorities confirmed that the limitations relating to the Company’s ability to carryforward of certain Singapore tax losses and capital allowances for offset against future taxable profits of the Company in connection with the tender offer by STSPL were not affected subject to fulfillment of certain continuing conditions. As at December 30, 2007, the Company has approximately $23,805 and $321,289 of tax loss carryforwards and unutilized capital allowances which can, subject to the relevant provision of the Singapore Income Tax Act, be carried forward and utilized against future taxable profits.

16.	Long-term Debts

Long-term debts consist of the following:

	December 31,	December 30,
	2006	2007

1.75% convertible fixed-rate notes	$31,500	$—
0% convertible fixed-rate notes	115,000	18,551
6.75% fixed-rate notes	215,000	215,000
7.5% fixed-rate notes	150,000	150,000
Accrued yield-to-maturity interest on convertible notes	21,580	3,440

	533,080	386,991
Less : current amounts	(36,800)	(21,991)

	$496,280	$365,000

Refer to Note 15 of the consolidated financial statements for details of the long-term debts.

Annual maturities of long-term debts as of December 30, 2007 are as follows:

Payable in year
2008	$21,991
2009	—
2010	150,000
2011	215,000
Thereafter	—

$386,991

Annual Report 2007          F-59
STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET (Continued)
In thousands of U.S. Dollars
17.	Unutilized Credit Facilities

The Company established a syndicated 3-year revolving line of credit of $125,000 in August 2006. The line of credit was arranged by Oversea-Chinese Banking Corporation Limited and includes a total of six lenders. The new facility is irrevocable for the 3-year period unless the Company is in breach of covenants, including minimum tangible assets, interest coverage ratios and debt ratios, or if it commits an event of default, such as failing to pay any amount due under the line of credit. As of December 30, 2007, there was no outstanding balance on this facility. The Company cancelled the revolving line of credit on January 31, 2008.

At December 30, 2007, the Company has other undrawn banking and credit facilities consisting of long-term loans and bank guarantees of $21,759 with financial institutions.

The notional letters of credit amounts outstanding at December 31, 2006 and December 30, 2007 were $122 and $3,250, respectively.

18.	Other Non-Current Liabilities

Other non-current liabilities consist of the following:

	December 31,	December 30,
	2006	2007
Liability for uncertain tax positions	$—	$360

19.	Share Capital, Additional Paid-in Capital, and Share Options and Incentive Plans

Under Singapore law, all increases in share capital (including rights issues) require prior shareholders’ approval. Effective January 30, 2006, the Company was subjected to the amendments promulgated under the Companies (Amendment) Act 2005 of Singapore. These amendments included the abolition of the ordinary share par value and authorized capital. The relevant amendments have resulted in all ordinary shares being recorded with no par value. The amendments do not affect the actual number of ordinary shares issued and the paid up capital of the Company. As a result of the abolition of the ordinary share par value, the balance of the additional paid-in capital amounting to $1,517,175 became part of the share capital account as of January 30, 2006 and increased the share capital account on that date to $1,820,277.

Refer to Note 18 and 21 of the consolidated financial statements for details of the Share Capital and Additional Paid-in Capital, and Share Options and Incentive Plans, respectively.

20.	Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss are as follows:

	December 31,	December 30,
	2006	2007
Loss arising from change in functional currency	$(9,732)	$(9,732)
Unrealized gain on hedging instruments	528	620
Unrealized loss on available-for-sale marketable securities	(1,073)	(897)
Share of subsidiaries’ other comprehensive income	2,577	2,462
Share of currency translation loss on equity investee	(14)	(58)

	$(7,714)	$(7,605)

F-60          STATS ChipPAC
STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET (Continued)
In thousands of U.S. Dollars
21.	Commitments and Contingencies

(a)	Commitments

As of December 31, 2006 and December 30, 2007, unconditional purchase obligations consist of the following:

	December 31,	December 30,
	2006	2007
Capital commitments
Plant and equipment	$5,798	$13,750

Other commitments
Inventories	$19,954	$4,876

These unconditional purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on the Company and specify all significant terms, including fixed or minimum quantities to be purchased, fixed or variable price provisions and the approximate timing of transactions. The duration of these purchase obligations are generally less than 12 months.

The Company is party to certain royalty and licensing agreements which have anticipated payments of approximately $2,176 per annum for 2008 through 2012.

The Company leases a facility in Singapore under operating lease arrangement and has a lease agreement for the land located in Singapore related to its production facility. The Company has also leased its plant and certain production equipment under operating leases and under sale and lease-back arrangements.

Future minimum lease payments under non-cancelable operating leases as of December 30, 2007 were:

Payable in year
2008	$2,094
2009	783
2010	594
2011	446
2012	424
Thereafter	5,582

$9,923

(b)	Contingencies

The Company is subject to claims and litigations, which arise in the normal course of business. These claims may include allegations of infringement of intellectual property rights of others as well as other claims of liability. The Company accrues liabilities associated with these claims and litigations when they are probable and reasonably estimable.

In February 2006, the Company, ChipPAC and STATS ChipPAC (BVI) Limited were named as defendants in a patent infringement lawsuit filed in United States Federal Court for the Northern District of California (the “California Litigation”). The plaintiff, Tessera Technologies, Inc. (“Tessera”), has asserted that semiconductor chip packaging, specifically devices having Ball Grid Array (“BGA”) and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that the Company is in breach of an existing license agreement entered into by Tessera with ChipPAC, which agreement has been assigned by ChipPAC to the Company.

In May 2007, at Tessera’s request, the United States International Trade Commission (the “ITC”) instituted an investigation of certain of the Company’s co-defendants in the California Litigation and other companies, including certain of the Company’s customers (the “First ITC Investigation”). In addition, in April 2007, Tessera instituted an action in Federal District Court for the Eastern District of Texas against certain of the Company’s co-defendants in the California Litigation and other

Annual Report 2007          F-61
STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET (Continued)
In thousands of U.S. Dollars
companies (the “Texas Action”). In the First ITC Investigation, Tessera seeks an order preventing the named companies from importing certain packaged semiconductor chips and products containing them into the United States. The Texas Action seeks damages and injunctive relief against the named defendants. Both the First ITC Investigation and the Texas Action allege infringement of two of the same patents asserted by Tessera in the California Litigation, and may involve some of the same products packaged by the Company that are included in the California Litigation.

In January 2008, Tessera served on the Company a draft complaint that Tessera proposes to file with the ITC to request an investigation (the “Proposed Second ITC Investigation”) of the Company and other semiconductor package assembly service providers that are defendants in the California Litigation. In February 2008, the district court presiding over the California Litigation held that Tessera may file this draft complaint with the ITC. In the Proposed Second ITC Investigation, Tessera seeks an order to prevent the Company and other named companies from importing certain packaged semiconductor chips incorporating small format non-tape BGA semiconductor packages and products containing them, into the United States. The Proposed Second ITC Investigation alleges infringement of three of the same patents asserted by Tessera in the California Litigation.

The district court in the California Litigation has vacated the trial schedule and stayed all proceedings pending a final resolution of the First ITC Investigation. The United States Patent and Trademark Office has also instituted reexamination proceedings on all of the patents Tessera has asserted in the California Litigation and the Proposed Second ITC Investigation. In February 2008, the First ITC Investigation was stayed pending the outcome of the United States Patent and Trademark Office’s reexamination procedures. It is not possible to predict the outcome of the California Litigation or the Proposed Second ITC Investigation, the total costs of resolving the California Litigation and the Proposed Second ITC Investigation, or when the stay in the California Litigation will be lifted; nor is it possible to predict the outcome of the First ITC Investigation or the Texas Action, or when the stay in the First ITC Investigation will be lifted. Nor is it possible to predict the outcome of the PTO proceedings or their impact on the California Litigation, the First ITC Investigation and the Proposed Second ITC Investigation.

The Company believes that it has a meritorious defense to these claims and intends to defend the lawsuit(s) vigorously. A court or ITC determination that the Company’s products or processes infringe the intellectual property rights of others could result in significant liability and/or require the Company to make material changes to its products and/or processes. Due to the inherent uncertainties of the lawsuit(s) and investigation(s), the Company cannot accurately predict the ultimate outcome and it could result in significant liability and/or injunction and could have a material adverse effect on the business, financial condition and the results of operations of the Company.

In addition, the Company is subject to various taxes in the different jurisdictions in which it operate. These include taxes on income, property, goods and services, and other taxes. The Company submit tax returns and claims with the appropriate government taxing authorities, which are subject to examination and agreement by those taxing authorities. The Company regularly assess the likelihood of adverse outcomes resulting from these examinations to determine adequacy of provision for taxes.

F-62          STATS ChipPAC
STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET (Continued)
In thousands of U.S. Dollars
22.	Fair Value of Financial Instruments

	December 31,		December 30,
	2006		2007
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value

Financial Assets:
Cash and cash equivalents	$69,057	$69,057	$91,813	$91,813
Short-term marketable securities	2,619	2,619	—	—
Long-term marketable securities	15,358	15,358	15,296	15,296

Financial Liabilities:
Short-term borrowing	—	—	50,000	50,000
Senior and convertible notes	$533,080	$528,277	386,991	379,701
Refer to Note 25 of the consolidated financial statements for the methods and assumptions used to estimate the fair values of the financial instruments.

23.	Recent Events

In January and February 2008, the Company repurchased $12,400 and $2,450 aggregate principal of its zero coupon convertible notes due 2008 for $14,672 (including accrued interest) and $2,899 (including accrued interest), respectively. The Company financed the repurchase of the $12,400 and $2,450 aggregate principal amount of these convertible notes with cash and cash equivalents.

In January 2008, the Company announced its intention to effect a proposed capital reduction to return surplus share capital in an amount of up to $813,000 to the shareholders. The proposed capital reduction is subject to and conditional upon the Company being able to obtain adequate debt financing to fund the cash distribution and the repayment of certain of its outstanding debt (including the redemption or repurchase of the Company’s senior notes that would otherwise restrict its ability to make the cash distribution and to incur the indebtedness required to finance the cash distribution) on terms and conditions acceptable to the Company. The amount of the cash distribution would accordingly be determined based on the proceeds of such debt financing made available to the Company. The proposed capital reduction is also subject to (1) approval by the SGX-ST and applicable regulatory authorities, (2) approval by the shareholders at an extraordinary general meeting of shareholders that the Company will be convening on March 17, 2008, (3) approval by the Singapore High Court and (4) the board of directors determining, following the satisfaction of the preceding conditions, that it is in the best interest of the Company, to effect the proposed cash distribution. On February 22, 2008, the Company distributed the notice of the extraordinary general meeting and the circular to the shareholders.

Annual Report 2007          S-1
STATS CHIPPAC LTD. AND SUBSIDIARIES
INDEX TO SUPPLEMENTARY INFORMATION

Page
SUPPLEMENTARY INFORMATION

Report of the Directors	S-3

Statement by Directors	S-10

S-2          STATS ChipPAC
(THIS PAGE INTENTIONALLY LEFT BLANK)

Annual Report 2007          S-3
STATS CHIPPAC LTD. AND ITS SUBSIDIARIES
REPORT OF THE DIRECTORS
For the financial year ended December 30, 2007
The directors present their report to the members together with the audited consolidated financial statements of the Group for the financial year ended December 30, 2007 and the unconsolidated balance sheet of the Company at December 30, 2007.
Directors
The directors of the Company in office at the date of this report are:

Charles R. Wofford	(Chairman)
Tan Lay Koon	(President and Chief Executive Officer)
Peter Seah Lim Huat
R. Douglas Norby
Teng Cheong Kwee
Tokumasa Yasui
Phoon Siew Heng	(appointed on August 6, 2007)
Arrangements to enable directors to acquire shares and debentures
Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose object is to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, other than as disclosed under “Directors’ interests in shares or debentures”.
Directors’ interests in shares or debentures
According to the register of directors’ shareholdings, none of the directors holding office at the end of the financial year had any interest or was deemed to have any interest in the shares or debentures of the Company or related corporations, except as follows :
The Company — Fully paid Ordinary shares

	At Beginning	At End
	of the Year	of the Year

Charles R. Wofford	105,000	—
Tan Lay Koon	63,000	—
The Company — Share options to acquire ordinary shares

				Per Share
	At Beginning		At End	Exercise
	of the Year		of the Year	Price S$	Exercisable Period

Charles R. Wofford	70,000		—	2.885	29/04/2003 to 28/04/2007
	100,000		—	1.99	06/08/2004 to 05/08/2008
	50,000		—	1.91	17/02/2005 to 16/02/2009
	50,000	(1)	—	1.06	11/08/2005 to 10/08/2009
	57,500	(1)	—	1.01	03/05/2006 to 02/05/2010
	57,500	(1)	—	0.925	31/10/2006 to 30/10/2010
	60,000	(1)	—	1.08	29/05/2007 to 28/05/2011

Tan Lay Koon	500,000		—	6.93	20/04/2001 to 19/04/2010
	700,000		700,000	2.826	19/10/2001 to 18/10/2010
	449,000		—	1.592	24/04/2002 to 23/04/2011
	325,000		325,000	2.885	29/04/2003 to 28/04/2012

S-4          STATS ChipPAC
STATS CHIPPAC LTD. AND ITS SUBSIDIARIES
REPORT OF THE DIRECTORS
For the financial year ended December 30, 2007
Directors’ interests in shares or debentures (continued)

				Per Share
	At Beginning		At End	Exercise
	of the Year		of the Year	Price S$	Exercisable Period
	2,000,000		2,000,000	2.20	26/06/2003 to 25/06/2012
	700,000		700,000	1.99	06/08/2004 to 05/08/2013
	500,000		500,000	1.91	17/02/2005 to 16/02/2014
	500,000		—	1.06	11/08/2005 to 10/08/2014
	600,000		—	1.01	03/05/2006 to 02/05/2015
	600,000		—	0.925	31/10/2006 to 30/10/2015
	700,000		—	1.08	29/11/2006 to 28/05/2013

Peter Seah Lim Huat	70,000		70,000	1.99	06/08/2004 to 05/08/2013
	35,000		35,000	1.91	17/02/2005 to 16/02/2014
	35,000		—	1.06	11/08/2005 to 10/08/2014
	40,000		—	1.01	03/05/2006 to 02/05/2010
	40,000		—	0.925	31/10/2006 to 30/10/2010
	45,000		—	1.08	29/05/2007 to 28/05/2011

R. Douglas Norby	174,000	(2)	—	1.88	15/04/2003 to 04/08/2009
	130,500	(2)	—	0.50	17/03/2004 to 04/08/2009
	130,500	(2)	—	1.36	05/02/2005 to 04/08/2009
	37,500	(1)	—	1.01	03/05/2006 to 02/05/2010
	37,500	(1)	—	0.925	31/10/2006 to 30/10/2010
	45,000	(1)	—	1.08	29/05/2007 to 28/05/2011

Teng Cheong Kwee	50,000		—	2.885	29/04/2003 to 28/04/2007
	70,000		70,000	1.99	06/08/2004 to 05/08/2008
	35,000		35,000	1.91	17/02/2005 to 16/02/2009
The Company — Restricted Share Units granted

	At Beginning	At End
	of the Year	of the Year	Vesting Dates

Charles R. Wofford	—	27,600	16/02/2008, 16/02/2009 and 16/02/2010
Tan Lay Koon	—	322,000	16/02/2008, 16/02/2009 and 16/02/2010
Peter Seah Lim Huat	—	20,700	16/02/2008, 16/02/2009 and 16/02/2010
R. Douglas Norby	—	20,700	16/02/2008, 16/02/2009 and 16/02/2010
Singapore Telecommunications Limited — Fully paid Ordinary shares

	At Beginning
	of the Year / Date	At End
	of Appointment	of the Year

Tan Lay Koon	— (3)	190
Peter Seah Lim Huat	— (3)	3,040
Phoon Siew Heng	4,233	4,233

Annual Report 2007          S-5
STATS CHIPPAC LTD. AND ITS SUBSIDIARIES
REPORT OF THE DIRECTORS
For the financial year ended December 30, 2007
Directors’ interests in shares or debentures (continued)
Chartered Semiconductor Manufacturing Ltd — Share options to acquire ordinary shares

				Per Share
	At Beginning		At End	Exercise
	of the Year		of the Year	Price S$	Exercisable Period

Peter Seah Lim Huat	—	(3)	40,000	0.72	28/02/2004 to 28/02/2008
	—	(3)	45,000	1.10	29/08/2004 to 29/08/2008
	—	(3)	85,000	1.70	27/02/2005 to 27/02/2009
	—	(3)	85,000	1.16	26/08/2006 to 26/08/2010
	—	(3)	95,000	1.21	25/08/2007 to 25/08/2011
	—	(3)	47,500	1.07	31/08/2008 to 31/08/2012
Chartered Semiconductor Manufacturing Ltd — Restricted Share Units granted

	At Beginning	At End
	of the Year	of the Year	Vesting Dates

Peter Seah Lim Huat	— (3)	20,190	—	(4)
Global Crossing Limited — Common stock of US$0.01 each

	At Beginning	At End
	of the Year	of the Year

Peter Seah Lim Huat	— (3)	7,771
Global Crossing Limited — Options to subscribe for common stock of par value of US$0.01 each

			Per Stock
	At Beginning	At End	Exercise
	of the Year	of the Year	Price US$	Exercisable Period

Peter Seah Lim Huat	— (3)	40,000	10.16	12/01/2005 to 12/01/2014
Global Crossing Limited — Restricted stock units of common stock of par value of US$0.01 each

	At Beginning		At End
	of the Year		of the Year	Vesting Period

Peter Seah Lim Huat	—	(3)	4,125	08/03/2005 to 08/03/2009
	—	(3)	2,420	12/06/2008
Singapore Technologies Engineering Limited — Fully paid Ordinary shares

	At Beginning	At End
	of the Year	of the Year

Peter Seah Lim Huat	— (3)	307,500

S-6          STATS ChipPAC
STATS CHIPPAC LTD. AND ITS SUBSIDIARIES
REPORT OF THE DIRECTORS
For the financial year ended December 30, 2007
Directors’ interests in shares or debentures (continued)
Singapore Technologies Engineering Limited — Share options to acquire ordinary shares

				Per Share
	At Beginning		At End	Exercise
	of the Year		of the Year	Price S$	Exercisable Period

Peter Seah Lim Huat	—	(3)	11,125	2.09	10/02/2005 to 09/02/2009
	—	(3)	11,125	2.12	11/08/2005 to 10/08/2009
	—	(3)	22,250	2.37	08/02/2006 to 07/02/2010
	—	(3)	22,250	2.57	11/08/2006 to 10/08/2010
	—	(3)	33,375	3.01	10/02/2007 to 09/02/2011
	—	(3)	33,375	2.84	11/08/2007 to 10/08/2011
	—	(3)	44,500	3.23	16/03/2008 to 15/03/2012
	—	(3)	44,500	3.61	11/08/2008 to 10/08/2012
Starhub Ltd — Fully paid Ordinary shares

	At Beginning	At End
	of the Year	of the Year

Peter Seah Lim Huat	— (3)	147,560
Starhub Ltd — Share options to acquire ordinary shares

				Per Share
	At Beginning		At End	Exercise
	of the Year		of the Year	Price S$	Exercisable Period

Peter Seah Lim Huat	—	(3)	6,250	0.985	27/11/2005 to 26/11/2009
	—	(3)	8,500	1.52	31/05/2006 to 30/05/2010
Starhub Ltd — Conditional award granted under the Starhub Restricted Stock Plan

	At Beginning	At End
	of the Year	of the Year	Vesting Period

Peter Seah Lim Huat	— (3)	17,200 (5)	—	(5)
Telechoice International Limited — Fully paid Ordinary shares

	At Beginning	At End
	of the Year	of the Year

Peter Seah Lim Huat	— (3)	50,000

Annual Report 2007          S-7
STATS CHIPPAC LTD. AND ITS SUBSIDIARIES
REPORT OF THE DIRECTORS
For the financial year ended December 30, 2007
Directors’ interests in shares or debentures (continued)
Notes:
(1)	The exercise prices for these options are denominated in U.S. dollars and are presented here in Singapore dollars for comparability purposes using the exchange rate based on the Bloomberg Close Quote on the respective dates of grant.

(2)	The exercise prices for these options are denominated in U.S. dollars and presented here in Singapore dollars for comparability purposes using the exchange rate based on Bloomberg Close Quote on August 5, 2004 of S$1.7214 per $1.00.

(3)	As the Company was not a subsidiary of Temasek Holdings (Private) Limited (“Temasek”) at the beginning of the financial year, the Directors are not required to disclose their interests in related corporations of Temasek as at the beginning of the Company’s financial year.

(4)	The restricted share units will vest over a period of three years starting from the first anniversary of grant.

(5)	The actual number of shares to be delivered under the conditional award will depend on the level of achievement of set performance targets in Starhub Ltd over a two-year period from 1 January 2007 to 31 December 2008. No shares will be delivered if the threshold performance targets are not achieved, while up to 1.5 times the number of shares that are the subject of the award will be delivered if the stretched performance targets are met or exceeded. Shares will be delivered in phases according to the stipulated vesting periods.
Directors’ contractual benefits
Since the end of the previous financial year, no director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director or with a firm of which he is a member or with a company in which he has a substantial financial interest.
Share options — options granted
During the financial year, no options were granted by the Company to any persons to take up shares of the Company.
Issue of shares
During the financial year, the Company issued a total of 44,519,546 fully paid ordinary shares (“Shares”) comprising:-
(a)	3,715,571 Shares pursuant to the exercise of options granted under the Company’s Share Option Plan at exercise prices ranging from S$0.25 to S$1.91 per share for cash;

(b)	7,528,445 Shares pursuant to the exercise of options granted under the Company’s Substitute Equity Incentive Plan and Substitute Share Purchase and Option Plan at exercise prices ranging from S$0.25 to S$2.50 per share for cash;

(c)	16,549,520 Shares pursuant to the Company’s Employee Share Purchase Plan 2004; and

(d)	16,726,010 Shares pursuant to the conversion of US$15,500,000 aggregate principal amount of the Company’s 2.5% convertible subordinated notes due 2008.

S-8          STATS ChipPAC
STATS CHIPPAC LTD. AND ITS SUBSIDIARIES
REPORT OF THE DIRECTORS
For the financial year ended December 30, 2007
Unissued shares under option
At the end of the financial year, there were options to acquire 15,986,074 new shares of the Company under the Share Option Plan, Substitute Share Purchase and Option Plan and Substitute Equity Incentive Plan. The exercise prices of these options range from S$0.25 to S$6.93. The expiration dates of the options range from August 5, 2008 to October 30, 2015.
The options granted by the Company do not entitle the holders of the options, by virtue of such holdings, to any right to participate in any share issue of any other company.
Other details of the Company’s Share Option and Incentive Plans are set out in the accompanying consolidated financial statements.

Annual Report 2007          S-9
STATS CHIPPAC LTD. AND ITS SUBSIDIARIES
REPORT OF THE DIRECTORS
For the financial year ended December 30, 2007
Audit Committee
The members of the Audit Committee (all of whom are independent non-executive directors) at the date of this report are as follows:
R. Douglas Norby (Chairman)
Teng Cheong Kwee
Tokumasa Yasui
The Audit Committee performs the functions specified by Section 201B of the Companies Act, Cap. 50. It meets with the Company’s external auditors and the internal auditors, and reviews the audit plans, the internal audit programme, the results of their examination and findings on their evaluation of the system of internal controls, the scope and results of the internal audit procedures and the response from the Company’s management and the assistance given by the officers of the Company to the auditors. It also reviews related party transactions and the Company’s relationship with the external auditors, including their independence and objectivity. The Audit Committee reviews the financial statements of the Company and the consolidated financial statements of the Group and the auditors’ report thereon and submits them to the Board of Directors. The Audit Committee has full access to and the cooperation of the management and has been given the resources required for it to discharge its functions. The Audit Committee has full discretion to invite any Director and executive officer to attend its meetings.
The Audit Committee has recommended to the Board of Directors that PricewaterhouseCoopers be nominated for re-appointment as auditors of the Company at the forthcoming Annual General Meeting.
Auditors
The auditors, PricewaterhouseCoopers, have expressed their willingness to accept re-appointment.
On behalf of the Board of Directors
Charles R. Wofford
Chairman
Tan Lay Koon
President and
Chief Executive Officer
Singapore
March 7, 2008

S-10          STATS ChipPAC
STATS CHIPPAC LTD. AND ITS SUBSIDIARIES
STATEMENT BY DIRECTORS
For the financial year ended December 30, 2007
In the opinion of the directors,
(a)	the consolidated financial statements of the Group and the unconsolidated balance sheet of the Company as set out in the Annual Report are drawn up so as to give a true and fair view of the state of affairs of the Group and the Company at December 30, 2007, and of the results of the business, changes in equity and cash flows of the Group for the financial year then ended; and

(b)	at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.
On behalf of the Board of Directors
Charles R. Wofford
Chairman
Tan Lay Koon
President and
Chief Executive Officer
Singapore
March 7, 2008

Corporate Information

CHAIRMAN
Charles R. Wofford
DIRECTORS
Tan Lay Koon
Peter Seah Lim Huat
R. Douglas Norby
Teng Cheong Kwee
Tokumasa Yasui
Phoon Siew Heng
SENIOR MANAGEMENT
Tan Lay Koon
President And Chief Executive Officer
Wan Choong Hoe
Executive Vice President,
Chief Operating Officer
Dr. Han Byung Joon
Executive Vice President,
Chief Technology Officer
John Lau Tai Chong
Senior Vice President,
Chief Financial Officer
Ng Tiong Gee
Senior Vice President,
Human Resources
Chief Information Officer
Janet T. Taylor
Senior Vice President,
General Counsel
REGISTERED OFFICE AND
CORPORATE HEADQUARTERS
STATS ChipPAC Ltd.
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059
Tel : (65) 6824 7777
Fax :(65) 6720 7829
SHAREHOLDER SERVICES FOR
ORDINARY SHARES
M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906
Tel : (65) 6227 6660
Fax :(65) 6225 1452
SHAREHOLDER SERVICES FOR
AMERICAN DEPOSITARY SHARES
(ADSs)
Citibank, N.A.
Depositary Receipt Services
388 Greenwich Street, 14th Floor
New York, NY 10013, USA
Tel : (1) 212 657 7464
Fax :(1) 212 657 5398
SHARE LISTING
STATS ChipPAC Ltd.’s ordinary
shares are traded on the Singapore
Exchange Securities Trading Limited
under the symbol “STATSChP”.
INDEPENDENT AUDITORS
PricewaterhouseCoopers
8 Cross Street #17-00
PWC Building
Singapore 048424
CORPORATE AND INVESTOR
INFORMATION
Financial analysts, shareholders,
interested investors and the financial
media can find additional information
about STATS ChipPAC Ltd. through
our website, located at
www.statschippac.com
INVESTOR RELATIONS
Investor Relations
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059
Tel : (65) 6824 7788 (Singapore)
kahlocke.tham@statschippac.com
MEDIA CONTACT
Corporate Communications
47400 Kato Road
Fremont CA 94538
United States
Tel : (1) 208 939 3104
lisa.lavin@statschippac.com
ANNUAL GENERAL MEETING
The 14th Annual General Meeting
will be held at 10.00 a.m. local time,
Wednesday, April 23, 2008 at the
corporate office of STATS ChipPAC
Ltd. at 10 Ang Mo Kio Street 65,
#04-18/20 Techpoint, Singapore
569059.